   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 4, 1996
                                                      REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               CERUS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

        CALIFORNIA (PRIOR TO
           REINCORPORATION)
  DELAWARE (AFTER REINCORPORATION)                  2836                             68-0262011
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                            ------------------------

                         2525 STANWELL DRIVE, SUITE 300
                               CONCORD, CA 94520
                                 (510) 603-9071
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               STEPHEN T. ISAACS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               CERUS CORPORATION
                         2525 STANWELL DRIVE, SUITE 300
                               CONCORD, CA 94520
                                 (510) 603-9071
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

                   HOWARD G. ERVIN                                      DAVID J. SEGRE
                  CYDNEY S. POSNER                            WILSON, SONSINI, GOODRICH & ROSATI,
       COOLEY GODWARD CASTRO HUDDLESON & TATUM                     PROFESSIONAL CORPORATION
           ONE MARITIME PLAZA, 20TH FLOOR                             650 PAGE MILL ROAD
               SAN FRANCISCO, CA 94111                                PALO ALTO, CA 94304
                   (415) 693-2000                                       (415) 493-9300

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITIES                            AGGREGATE OFFERING            AMOUNT OF
TO BE REGISTERED                                                  PRICE(2)             REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value.............................        $34,500,000               $11,897

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Includes shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option.
(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457 under the Securities Act of
    1933.
                            ------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE
A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               CERUS CORPORATION

                             CROSS-REFERENCE SHEET

                   PURSUANT TO ITEM 501(b) OF REGULATION S-K
                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-1

             ITEM NUMBER AND HEADING IN
          FORM S-1 REGISTRATION STATEMENT                   LOCATION IN PROSPECTUS
     ------------------------------------------  ---------------------------------------------
  1. Forepart of the Registration Statement and
     Outside Front Cover Page of Prospectus....  Outside Front Cover Page
  2. Inside Front and Outside Back Cover Pages
     of Prospectus.............................  Inside Front Cover Page and Outside Back
                                                 Cover Page
  3. Summary Information, Risk Factors and
     Ratio of Earnings to Fixed Charges........  Prospectus Summary; Risk Factors
  4. Use of Proceeds...........................  Use of Proceeds
  5. Determination of Offering Price...........  Outside Front Cover Page of Prospectus;
                                                 Underwriters
  6. Dilution..................................  Dilution
  7. Selling Security Holders..................  Not Applicable
  8. Plan of Distribution......................  Outside Front Cover Page and Inside Front
                                                 Cover Page; Underwriters
  9. Description of Securities to be
     Registered................................  Prospectus Summary; Capitalization;
                                                 Description of Capital Stock
 10. Interests of Named Experts and Counsel....  Experts
 11. Information with Respect to the
     Registrant................................  Outside Front and Inside Front Cover Pages;
                                                 Prospectus Summary; Risk Factors; Dividend
                                                 Policy; Capitalization; Selected Financial
                                                 Data; Management's Discussion and Analysis of
                                                 Financial Condition and Results of
                                                 Operations; Business; Management; Certain
                                                 Transactions; Principal Stockholders;
                                                 Description of Capital Stock; Shares Eligible
                                                 for Future Sale; Financial Statements
 12. Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities...............................  Not Applicable

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS (Subject to Completion)
Issued September 4, 1996

                                               Shares

                               Cerus Corporation
                                  COMMON STOCK
                            ------------------------

ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY CERUS CORPORATION (THE "COMPANY"). PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC
  MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT
  THE INITIAL PUBLIC OFFERING PRICE PER SHARE WILL BE BETWEEN $        AND
     $        . SEE "UNDERWRITERS" FOR A DISCUSSION OF THE FACTORS
     CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE.
      APPLICATION HAS BEEN MADE FOR QUOTATION OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "CERS."

                            ------------------------

CONTEMPORANEOUSLY WITH THIS OFFERING, SUBJECT TO CERTAIN CONDITIONS, BAXTER HEALTHCARE CORPORATION ("BAXTER") HAS AGREED TO PURCHASE SHARES OF COMMON
   STOCK DIRECTLY FROM THE COMPANY IN A PRIVATE PLACEMENT AT A PRICE PER SHARE EQUAL TO THE PRICE TO PUBLIC LESS UNDERWRITING
     DISCOUNTS AND COMMISSIONS FOR AN AGGREGATE PURCHASE PRICE OF $6.9 MILLION (ASSUMING A TOTAL PRICE TO PUBLIC OF $30 MILLION) (THE
       "BAXTER PRIVATE PLACEMENT") PURSUANT TO AN EXISTING AGREEMENT WITH THE COMPANY. SEE "BUSINESS -- ALLIANCE WITH BAXTER."

                            ------------------------

 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON
                                    PAGE 6.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                            PRICE $          A SHARE
                            ------------------------

                                                                   UNDERWRITING
                                             PRICE TO              DISCOUNTS AND            PROCEEDS TO
                                              PUBLIC              COMMISSIONS(1)            COMPANY(2)
                                       ---------------------   ---------------------   ---------------------
Per Share...........................             $                       $                       $
Total(3)............................             $                       $                       $

- ------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
    (2) Before deducting expenses payable by the Company estimated at $        .
    (3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to
        Company will be $        , $        and $        , respectively. See
        "Underwriters."

                            ------------------------

    The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, counsel for the Underwriters. It is expected that the delivery of the Shares will be made on or
about             , 1996, at the office of Morgan Stanley & Co. Incorporated,
New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY & CO.                                          ALEX. BROWN & SONS
                Incorporated                          Incorporated

            , 1996

                                [INSERT PICTURE]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

     UNTIL             , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
Prospectus Summary....................................................................    3
Risk Factors..........................................................................    6
Use Of Proceeds.......................................................................   15
Dividend Policy.......................................................................   15
Capitalization........................................................................   16
Dilution..............................................................................   17
Selected Financial Data...............................................................   18
Management's Discussion And Analysis Of Financial Condition And Results Of
  Operations..........................................................................   19
Business..............................................................................   23
Management............................................................................   44
Certain Transactions..................................................................   49
Principal Stockholders................................................................   51
Description Of Capital Stock..........................................................   53
Shares Eligible For Future Sale.......................................................   54
Underwriters..........................................................................   56
Legal Matters.........................................................................   57
Experts...............................................................................   57
Additional Information................................................................   58
Index To Financial Statements.........................................................  F-1

                            ------------------------

     The Company intends to furnish its stockholders with annual reports containing audited financial statements examined by an independent public accounting firm and quarterly reports for the first three quarters of each year containing interim unaudited financial information.
                            ------------------------

     The Company's logo, Cerus Corporation(TM) and Cerus(TM) are trademarks of the Company. Trade names and trademarks of other companies appearing in this Prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Except as set forth in the financial statements or as otherwise indicated herein, information in this Prospectus gives effect to (i) the anticipated reincorporation of the Company from California to Delaware to be
effected prior to the effective date of this offering, (ii) the        for
       split of the outstanding Common Stock to be effected prior to the effective date of this offering, (iii) the conversion of each outstanding share
of Preferred Stock into        shares of Common Stock, which will occur
automatically upon the closing of this offering, and assumes the exercise of outstanding warrants to purchase 33,315 shares of capital stock (the "Warrant Exercise"), which warrants expire upon the closing of this offering, and assumes that the Underwriters' over-allotment option is not exercised. See "Description of Capital Stock" and "Underwriters." This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     Cerus Corporation ("Cerus" or the "Company") is developing systems designed to improve the safety of blood transfusions by inactivating infectious pathogens in blood components (platelets, fresh frozen plasma ("FFP") and red blood cells) used for transfusion and inhibiting the leukocyte (white blood cell) activity that is responsible for certain adverse immune and other transfusion-related reactions. Preclinical studies conducted by the Company have indicated the ability of these systems to inactivate a broad array of viral and bacterial pathogens that may be transmitted in blood component transfusions and to inhibit leukocyte activity. The Company believes that, as a result of the mechanism of action of its proprietary technology, its systems also have the potential to inactivate many new pathogens before they are identified and before tests have been developed to detect their presence in the blood supply. Because the Company's systems are being designed to inactivate rather than merely test for pathogens, the Company's systems also have the potential to reduce the risk of transmission of pathogens that would remain undetected by testing.

     Despite recent improvements in testing and processing of blood, patients receiving transfusions of blood components face a number of significant risks from blood contaminants, as well as adverse immune and other transfusion-related reactions induced by leukocytes. Viruses, such as hepatitis B (HBV), hepatitis C
(HCV), human immunodeficiency virus (HIV), cytomegalovirus (CMV) and human T-cell lymphotropic virus (HTLV), can present life-threatening risks. In addition, bacteria, the most common agents of transfusion-transmitted disease, can cause complications such as sepsis, which can result in serious illness or death. Although donor screening and diagnostic testing of donated blood have been successful in reducing the incidence of transmission of many pathogens, diagnostic testing has a number of limitations, such as the inability to detect pathogens prior to the generation of antibodies, ineffectiveness in detecting genetic variants of viruses, and the risk of clerical error. In addition, emerging or unidentified pathogens for which no tests exist also represent a threat to the blood supply. The continuing risk of transmission of serious diseases through transfusion of contaminated blood components from both known and unknown pathogens, together with the limitations of current approaches to providing a safe blood supply, have created the need for a new approach to blood-borne pathogen inactivation that is safe, easy to implement and cost-effective.

     The Company is designing its pathogen inactivation systems to provide therapeutically functional platelets, FFP and red cells following the inactivation treatment process. Pathogen inactivation systems being developed by the Company employ proprietary small molecule compounds that act by preventing the replication of nucleic acid (DNA or RNA); platelets, FFP and red blood cells do not contain nuclear DNA or RNA. When the inactivation compounds are introduced into the blood component for treatment, they cross bacterial cell walls or viral membranes, then move into the interior of the nucleic acid structure. When subsequently activated by an energy source, such as light, these compounds bind to the nucleic acid of the viral or bacterial pathogen, preventing its replication. A virus, bacteria or other pathogenic cell must replicate in order to cause infection. The Company's compounds react in a similar manner with the nucleic acid in leukocytes, thereby inhibiting the leukocyte activity that is responsible for certain adverse immune and other transfusion-related reactions.

     The Company is initially focusing its product development efforts on its platelet pathogen inactivation system. Platelet transfusions are used to prevent or control bleeding in platelet-deficient patients, such as those undergoing cancer chemotherapy or bone marrow transplant. The Company estimates the annual production of platelets in 1995 to be 1.8 million transfusion units in North America, 1.2 million transfusion units in Western Europe and 800,000 transfusion units in Japan. The Company's platelet pathogen inactivation system applies a technology to prevent replication of nucleic acid that combines light and the Company's proprietary inactivation compound, S-59, which is a synthetic small molecule from a class of compounds known as psoralens. The Company completed its Phase 1a clinical trial in March 1996 and is currently conducting a Phase 1b clinical trial to assess the safety and tolerability of treated platelets in healthy subjects.

     The Company is also developing pathogen inactivation systems for use with FFP, which is used to control bleeding, and red blood cells, which are frequently administered to patients with anemia, trauma, surgical bleeding or genetic disorders. The Company estimates the annual production of FFP and red blood cells in 1995 to be 3.4 million and 13.7 million transfusion units, respectively, in North America, 4.8 million and 14.3 million transfusion units, respectively, in Western Europe and 2.0 million and 3.0 million transfusion units, respectively, in Japan. The Company's FFP pathogen inactivation system is being designed to employ the S-59 compound and other technology similar to that used in the platelet system. The Company intends to submit an investigational new drug application to the U.S. Food and Drug Administration to commence Phase 1 clinical trials for its FFP pathogen inactivation system in early 1997. The red cell pathogen inactivation system being designed by the Company is based on the Company's proprietary S-303 compound, which can bind to nucleic acid in a manner similar to that of the compound used in the Company's other systems, but without the need for the introduction of light.

     The Company has entered into two development and commercialization agreements with Baxter to develop, manufacture and market pathogen inactivation systems for platelets, FFP and red blood cells. The agreements provide for Baxter and the Company to share development expenses. Through July 31, 1996, Baxter has purchased $7.0 million of equity in the Company and paid the Company up-front license fees and milestone and development payments totaling $13.7 million under these agreements. These agreements provide for Baxter's exclusive right and responsibility to market the systems worldwide and for the Company to receive a share of the gross profits from the sale of the systems.

                                  THE OFFERING

Common Stock offered...........................   shares
Common Stock to be outstanding after the
  offering.....................................   shares(1)
Use of proceeds................................   For research and development activities,
                                                  including continuing clinical trials,
                                                  general and administrative support, capital
                                                  expenditures, working capital and general
                                                  corporate purposes. See "Use of Proceeds."
Proposed Nasdaq National Market symbol.........   CERS

- ---------------
(1) Based upon the number of shares outstanding as of July 31, 1996. Excludes, as of July 31, 1996, (i) 284,891 shares of Common Stock subject to outstanding options under the Company's 1996 Equity Incentive Plan and 381,864 shares reserved for future issuance thereunder, (ii) 150,000 shares of Common Stock reserved for future issuance under the Company's Employee Stock Purchase Plan and (iii) outstanding warrants to purchase 35,478 shares of Preferred Stock, which will convert into warrants to purchase Common Stock upon the closing of this offering. See "Management -- Equity Incentive Plans" and Notes 4 and 7 of Notes to Financial Statements.

                             SUMMARY FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                              SIX MONTHS
                                                          YEARS ENDED DECEMBER 31,          ENDED JUNE 30,
                                                        -----------------------------   -----------------------
                                                         1993      1994       1995       1995         1996
                                                        -------   -------   ---------   -------   -------------
STATEMENT OF OPERATIONS DATA:
Revenue...............................................  $   230   $ 4,796   $   6,799   $ 2,735     $   2,606
Operating expenses
  Research and development............................    2,485     5,680       8,125     4,963         5,982
  General and administrative..........................    1,210     1,194       1,517       627         1,009
                                                        -------   -------     -------   -------        -------
Loss from operations..................................   (3,465)   (2,078)     (2,843)   (2,855)       (4,385)
Other income (expense), net...........................      (50)      278         483       234           227
                                                        -------   -------     -------   -------       -------
Net loss..............................................   (3,515)   (1,800)     (2,360)   (2,621)       (4,158)
                                                        =======   =======     =======   =========     =======
Pro forma net loss per share(1).......................                         $(0.55)                 $(0.93)
Shares used in computing pro forma net loss per
  share(1)............................................                      4,314,045               4,491,454

                                                                               JUNE 30, 1996
                                                                 ------------------------------------------
                                                                  ACTUAL    PRO FORMA(2)     AS ADJUSTED(3)
                                                                 --------   ------------     --------------
BALANCE SHEET DATA:
Cash and cash equivalents......................................  $  8,761     $ 11,761
Working capital................................................     6,479        9,479
Total assets...................................................    10,281       13,281
Accumulated deficit............................................   (14,156)     (14,156)
Stockholders' equity...........................................     7,749       10,948

- ---------------
(1) See Note 1 of Notes to Financial Statements for a description of the method used in computing the pro forma net loss per share.

(2) Gives effect to (i) the sale on July 1, 1996 of 190,476 shares of Series E Preferred Stock at a purchase price of $15.75 per share to Baxter (the "July Baxter Purchase"), (ii) the Warrant Exercise and (iii) the conversion of all outstanding shares of Preferred Stock into shares of Common Stock upon the closing of this offering.

(3) As adjusted to reflect (i) the sale of           shares of Common Stock
    offered by the Company hereby at an assumed initial public offering price of
    $          per share and receipt of the estimated net proceeds therefrom and
    (ii) the Baxter Private Placement. See "Use of Proceeds."

     The Company was incorporated under the laws of the State of California in
September 1991 as Steritech, Inc. In             1996, the Company's corporate
name was changed to Cerus Corporation. The Company intends to reincorporate in Delaware prior to the closing of this offering. Unless the context otherwise requires, references in this Prospectus to the "Company" or "Cerus" refer to Cerus Corporation, a Delaware corporation, and its predecessor in California. The Company's principal executive offices are located at 2525 Stanwell Drive, Suite 300, Concord, California 94520, and its telephone number is (510) 603-9071.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. In evaluating the Company's business, prospective investors should carefully consider the following factors in addition to the other information presented in this Prospectus.

     Early Stage of Product Development. The Company's pathogen inactivation systems are in the research and development stage and will require additional preclinical and clinical testing prior to submission of any regulatory application for commercial use. The Company currently does not expect to file a product approval application with the United States Food and Drug Administration (the "FDA") or corresponding regulatory filings in Europe for its platelet pathogen inactivation system or for any of its other planned products prior to 1998. The estimated dates related to the Company's regulatory submissions set forth herein and elsewhere in this Prospectus are forward-looking statements that involve risks and uncertainties. There can be no assurance that these regulatory submissions will not be delayed as a result of certain factors set forth in this "Risk Factors" section and elsewhere in this Prospectus. The Company's products are subject to the risks of failure inherent in the development of pharmaceutical, biological and medical device products and products based on new technologies. These risks include the possibility that the Company's approach to pathogen inactivation will not be safe or effective, that the Company's products will not be easy to use or cost-effective, that third parties will develop and market superior or equivalent products, that any or all of the Company's products will fail to receive any necessary regulatory approvals, that such products will be difficult or uneconomical to manufacture on a commercial scale, that proprietary rights of third parties will preclude the Company from marketing such products and that the Company's products will not achieve market acceptance. As a result of these risks, there can be no assurance that the Company's research and development activities will result in any commercially viable products. See "Business -- Products Under Development" and "-- Government Regulation."

     Uncertainty Associated with Preclinical and Clinical Testing. The regulatory process includes preclinical and clinical testing of each product to establish its safety and efficacy, and may include post-marketing studies requiring expenditure of substantial resources. The results from preclinical studies and early clinical trials conducted by the Company may not be predictive of results obtained in later clinical trials, and there can be no assurance that clinical trials conducted by the Company will demonstrate sufficient safety and efficacy to obtain the requisite approvals or that marketable products will result. The rate of completion of the Company's clinical trials may be delayed by many factors, including slower than anticipated patient enrollment or any other adverse event occurring during the clinical trials. Completion of testing, studies and trials may take several years, and the length of time varies substantially with the type, complexity, novelty and intended use of the product. Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. In addition, delays or rejections may be encountered based upon many factors, including changes in regulatory policy during the period of product development. The Company's products require significant additional research and development efforts. No assurance can be given that any of the Company's development programs will be successfully completed, that any further investigational new drug applications ("IND") will become effective or that additional clinical trials will be allowed by the FDA or other regulatory authorities, that clinical trials will commence as planned, that required United States or foreign regulatory approvals will be obtained on a timely basis, if at all, or that any products for which approval is obtained will be commercially successful. As a result of FDA reviews or complications that may arise in any phase of the clinical trial program, there can be no assurance that the proposed schedules for IND and clinical protocol submissions to the FDA, initiations of studies and completions of clinical trials can be maintained. Any delays in the Company's clinical trials or failures to obtain required regulatory approvals would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Products Under Development" and "-- Government Regulation."

     No Assurance of Market Acceptance; Concentrated Market. The Company believes that market acceptance of the Company's pathogen inactivation systems will depend, in part, on the Company's ability to provide acceptable evidence of the safety, efficacy and cost-effectiveness of its products, as well as the ability of blood centers to obtain FDA approval and adequate reimbursement for such products. The Company believes that market acceptance of its pathogen inactivation systems also will depend upon the extent to which physicians, patients and health care payors perceive that the benefits of using blood components treated with the Company's systems justify the additional costs and processing requirements in a blood supply that has become safer in recent years. While the Company believes that its pathogen inactivation systems are able to inactivate pathogens up to concentrations that the Company believes are present in contaminated blood components when the blood is donated, there can be no assurance that contamination will never exceed such concentrations. The Company does not expect that its planned products will be able to inactivate all known and unknown infectious pathogens, and there can be no assurance that the inability to inactivate certain pathogens will not affect the market acceptance of its products. There can be no assurance that the Company's pathogen inactivation systems will gain any significant degree of market acceptance among blood centers, physicians, patients and health care payors, even if clinical trials demonstrate safety and efficacy and necessary regulatory approvals and health care reimbursement approvals are obtained.

     The Company's target customers are the limited number of national and regional blood centers, which collect, store and distribute blood and blood components. In the United States, the American Red Cross collects and distributes approximately 45% of the nation's supply of blood and blood components. Other major United States blood centers include the New York Blood Center and United Blood Services, each of which distributes approximately 6% of the nation's supply of blood and blood components. In Western Europe and Japan, various national blood transfusion services or Red Cross organizations collect, store and distribute virtually all of their respective nations' blood and blood components supply. As a result, the failure to penetrate even a small number of these customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Marketing, Sales and Distribution."

     Reliance on Baxter. Under the terms of the Company's agreements with Baxter, the Company relies on Baxter for significant funding, product development support, the manufacture and supply of certain system components and the marketing of its planned products. See "Business -- Alliance with Baxter."

     The Baxter agreements provide for joint development by Baxter and the Company of pathogen inactivation systems that include the Company's proprietary compounds and processes and Baxter's blood collection, processing and storage technology, as well as the instrument technology of each party. The development programs under the Baxter agreements may be terminated by Baxter on 90 days' notice. If the Company's agreements with Baxter were terminated or if Baxter's product development efforts were unsuccessful, the Company may need to obtain additional funding from other sources and would be required to devote additional resources to the development of its products, delaying the development of its products. Any such delay would have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that disputes will not arise in the future with respect to the Baxter agreements. Possible disagreements between Baxter and the Company could lead to delays in the research, development or commercialization of certain planned products or could require or result in time-consuming and expensive litigation or arbitration and would have a material adverse effect on the Company's business, financial condition and results of operations.

     Under the terms of the Baxter agreements, Baxter is responsible for manufacturing the disposable units, such as blood storage containers and related tubing, as well as any devices associated with the inactivation processes. If the Company's agreements with Baxter were terminated or if Baxter otherwise failed to deliver an adequate supply of components, the Company would be required to identify other third-party component manufacturers. There can be no assurance that the Company would be able to identify such manufacturers on a timely basis or enter into contracts with such manufacturers on reasonable terms, if at all. Any delay in the availability of devices or disposables from Baxter could affect the timely submission of products for regulatory approval or the market introduction and subsequent sales of such products and would have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the inclusion of components manufactured by others could require the Company to seek new approvals from government regulatory authorities, which could result in delays in product delivery. There can be no assurance that the Company would receive any such required regulatory approvals. Any such delay would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing and Supply."

     If appropriate regulatory approvals are received, Baxter will be responsible for the marketing, sales and distribution of the Company's pathogen inactivation systems for blood components worldwide. The Company does not currently maintain, nor does it intend to develop, its own marketing and sales organization but instead expects to rely on Baxter to market and sell its pathogen inactivation systems. There can be no assurance that the Company will be able to maintain its relationship with Baxter or that such marketing arrangements will result in payments to the Company. Revenues to be received by the Company through any marketing and sales arrangement with Baxter will be dependent on Baxter's efforts, and there can be no assurance that the Company will benefit from Baxter's present or future market presence or that such efforts will otherwise be successful. If the Company's agreements with Baxter were terminated or if Baxter's marketing efforts were unsuccessful, the Company's business, financial condition and results of operations would be materially adversely affected. See "Business -- Marketing, Sales and Distribution."

     There can be no assurance that Baxter will not elect to pursue alternative technologies or product strategies, or that its corporate interests and plans will remain consistent with those of the Company. Under the terms of the agreement covering the development of pathogen inactivation systems for FFP and red blood cells, Baxter has reserved the right to market competing products not within the field of psoralen or Anchor-Linker-Effector ("ALE") inactivation. The Company is aware that Baxter is developing an alternative pathogen inactivation system for FFP based on a compound known as methylene blue. Other companies are currently marketing methylene blue-based pathogen inactivation systems for FFP in Europe. The development and commercialization of the Company's pathogen inactivation systems could be materially adversely affected by competition with Baxter or by Baxter's election to pursue alternative strategies or technologies in lieu of those of the Company. See "Business -- Competition."

     Government Regulation. All of the Company's products under development and anticipated future products are or will be subject to extensive and rigorous regulation by the federal government, principally the FDA, and state, local and foreign governments. Such regulations govern, among other things, the development, testing, manufacturing, labeling, storage, pre-market clearance or approval, advertising, promotion, sale and distribution of such products. The process of obtaining regulatory approvals or clearances is generally lengthy, expensive and uncertain. To date, none of the Company's products has been approved for sale in the United States or any foreign market. Satisfaction of pre-market approval or clearance or other regulatory requirements of the FDA, or similar requirements of foreign regulatory agencies, typically takes several years, and may take longer, depending upon the type, complexity, novelty and intended purpose of the product. There can be no assurance that the FDA or any other regulatory agency will grant approval or clearance for any product being developed by the Company on a timely basis, if at all. The Company believes that, in deciding whether a pathogen inactivation system is safe and effective, the FDA is likely to take into account whether it adversely affects the therapeutic efficacy of blood components as compared to the therapeutic efficacy of blood components not treated with the system, and that the FDA will weigh the safety and other risks against the benefits of using the system in a blood supply that has become safer in recent years.

     The Company's clinical development plan assumes that only data from in vitro studies, not from human clinical studies, will be required to demonstrate the system's efficacy in inactivating pathogens and that human clinical studies will instead focus on demonstrating therapeutic efficacy, safety and tolerability of blood components treated with the system. Although the Company has had discussions with the FDA concerning the Company's proposed clinical plan, there can be no assurance that these means of demonstrating safety and efficacy will ultimately be acceptable to the FDA or that the FDA will continue to believe that this clinical protocol is appropriate. Moreover, even if the FDA considers these means of demonstrating safety and efficacy to be acceptable in principle, there can be no assurance that the FDA will find the data submitted sufficient to demonstrate safety and efficacy. In particular, there can be no assurance that the FDA will consider in vitro data an appropriate means of demonstrating efficacy of pathogen inactivation, and any requirement to provide other than in vitro data would adversely affect the timing and could affect the success of the Company's efforts to obtain regulatory approval.

     If regulatory approval of a product is granted, such approval may impose limitations on the indicated uses for which a product may be marketed. For example, the Company does not believe that it will be able to make any labeling claims that the Company's pathogen inactivation systems may inactivate any pathogens for which it does not have in vitro data supporting such claims. Further, even if regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product, including withdrawal of the product from the market. The policies of the FDA and foreign regulatory bodies may change, and additional regulations may be promulgated, which could prevent or delay regulatory approval of the Company's planned products. Delay in obtaining or failure to obtain regulatory approvals could have a material adverse effect on the Company's business, financial condition and results of operations. Among the conditions for FDA approval of a pharmaceutical, biologic or device is the requirement that the manufacturer's quality control and manufacturing procedures conform to current Good Manufacturing Practices ("cGMP"), which must be followed at all times. The FDA enforces cGMP requirements through periodic inspections. There can be no assurance that the FDA will determine that the facilities and manufacturing procedures of Baxter or any other third-party manufacturer of the Company's planned products will conform to cGMP requirements. See
"Business -- Manufacturing and Supply."

     Blood centers and others that ship blood and blood products interstate will likely be required to obtain approved license supplements from the FDA before shipping products processed with the Company's pathogen inactivation systems. This requirement and/or FDA delays in approving such supplements may deter some blood centers from using the Company's products, and blood centers that do submit supplements may face disapproval or delays in approval that could provide further disincentives to use the systems. The regulatory impact on potential customers could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, transfusion units of random donor platelets, which currently represent approximately one-half of the platelets transfused in the United States, contain platelets pooled from six different donors. Because of the risk of bacterial growth, current FDA rules require that pooled platelets be transfused within four hours of pooling and, as a result, most pooling occurs at hospitals. However, the Company's platelet pathogen inactivation system is being designed to be used at blood centers, not at hospitals, and requires a processing time of approximately eight hours. Therefore, in order for the Company's platelet pathogen inactivation system to be effectively implemented and accepted at blood centers as planned, the FDA-imposed limit on the time between pooling and transfusion would need to be lengthened or eliminated for blood products treated with the Company's system, which are being designed to inactivate bacteria that would otherwise contaminate pooled platelets. There can be no assurance, however, that the FDA will change this requirement and, if such a change is not made, the Company's business, financial condition and results of operations would be materially adversely affected. See "Business -- Government Regulation."

     Rapid Technological Change; Significant Competition. The biopharmaceutical field is characterized by rapid and significant technological change. Accordingly, the Company's success will depend in part on its ability to respond quickly to medical and technological changes through the development and introduction of new products. Product development involves a high degree of risk, and there can be no assurance that the Company's product development efforts will result in any commercially successful products. Technological developments may result in the Company's products becoming obsolete or non-competitive before the Company is able to generate any significant revenue. Any such occurrence could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company expects to encounter competition in the sale of products it may develop. If regulatory approvals are received, the Company's products may compete with other approaches to blood safety currently in use, as well as with future products developed by biotechnology and pharmaceutical companies, hospital supply companies, national and regional blood centers, certain governmental organizations and agencies. Companies that may be competitors or potential competitors have substantially greater financial and other resources than the Company and may have greater experience in preclinical testing, human clinical trials and other regulatory approval procedures. The Company's ability to compete successfully will depend, in part, on its ability to develop proprietary products, develop and maintain products that reach the market first, are technologically superior to and/or are of lower cost than other products on the market, attract and retain scientific personnel, obtain patent or other proprietary protection for its products and technologies, obtain required regulatory approvals, and manufacture, market and sell any product that it develops. In addition, other technologies or products may be developed that have an entirely different approach or means of accomplishing the intended purposes of the Company's products, or that might render the Company's technology and products uncompetitive or obsolete. Furthermore, there can be no assurance that the Company's competitors will not obtain patent protection or other intellectual property rights that would limit the Company's ability to use the Company's technology or commercialize products that may be developed.

     Several companies are developing technologies which are, or in the future may be, the basis for products that will directly compete with or reduce the market for the Company's pathogen inactivation systems. A number of companies are specifically focusing on alternative strategies for pathogen inactivation in various blood components. Under the terms of the agreement covering the development of pathogen inactivation systems for FFP and red blood cells, Baxter has reserved the right to market competing products not within the field of psoralen or ALE inactivation. The Company is aware that Baxter is developing an alternative pathogen inactivation system for FFP based on a compound known as methylene blue. Other companies are currently marketing methylene blue-based pathogen inactivation systems for FFP in Europe. Other groups are developing synthetic blood product substitutes or products to stimulate the growth of platelets. If any of these technologies is successfully developed, it could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Alliance with Baxter" and "-- Competition."

     Dependence on Key Employees. The Company is highly dependent on the principal members of its management and scientific staff. The loss of the services of one or more of these employees could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled scientific and managerial personnel. Competition for such personnel is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, a substantial portion of the stock options currently held by many of the Company's key employees are vested and may be fully vested over the next several years before the Company achieves significant revenues or profitability. The Company intends to grant additional options and provide other forms of incentive compensation to attract and retain such key personnel. See "Management."

     Patent and License Uncertainties. The Company's success depends in part on its ability to obtain patents, to protect trade secrets, to operate without infringing upon the proprietary rights of others and to prevent others from infringing on the proprietary rights of the Company. The Company's policy is to seek to protect its proprietary position by, among other methods, filing United States and foreign patent applications related to its proprietary technology, inventions and improvements that are important to the development of its business. Proprietary rights relating to the Company's planned and potential products will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are effectively maintained as trade secrets. There can be no assurance that any patents owned by, or licensed to, the Company will afford protection against competitors or that any pending patent applications now or hereafter filed by, or licensed to, the Company will result in patents being issued. In addition, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States.

     The patent positions of biopharmaceutical companies involve complex legal and factual questions and, therefore, their enforceability cannot be predicted with certainty. There can be no assurance that any of the Company's patents or patent applications, if issued, will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company against competitors with similar technology. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate any technology developed by the Company. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of the Company's products can be commercialized, any related patent may expire or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent.

     Because patent applications in the United States are maintained in secrecy until patents issue and because publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first to make the inventions covered by each of its issued or pending patent applications or that it was the first to file patent applications for such inventions. There can be no assurance the Company's planned or potential products will not be covered by third-party patents or other intellectual property rights, in which case continued development and marketing of such products would require a license under such patents or other intellectual property rights. There can be no assurance that such required licenses will be available to the Company on acceptable terms, if at all. If the Company does not obtain such licenses, it could encounter delays in product introductions while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licenses is foreclosed. Litigation may be necessary to defend against or assert such claims of infringement, to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the scope and validity of the proprietary rights of others. In addition, interference proceedings declared by the United States Patent and Trademark Office may be necessary to determine the priority of inventions with respect to patent applications of the Company. Litigation or interference proceedings could result in substantial costs to and diversion of effort by the Company, and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that these efforts by the Company would be successful.

     The Company may rely, in certain circumstances, on trade secrets to protect its technology. However, trade secrets are difficult to protect. The Company seeks to protect its proprietary technology and processes, in part, by confidentiality agreements with its employees and certain contractors. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors. To the extent that the Company's employees or its consultants or contractors use intellectual property owned by others in their work for the Company, disputes may also arise as to the rights in related or resulting know-how and inventions. See "Business -- Patents, Licenses and Proprietary Rights."

     Limited Operating History; History of Losses and Expectation of Future Losses. The Company's net losses in fiscal years 1992, 1993, 1994 and 1995 and in the six months ended June 30, 1996 were $2.3 million, $3.5 million, $1.8 million, $2.4 million and $4.2 million, respectively. As of June 30, 1996, the Company had an accumulated deficit of approximately $14.2 million. The Company has not received any revenues from product sales, and all revenues recognized by the Company to date have resulted from the Company's agreements with Baxter and federal research grants. All of the Company's planned pathogen inactivation systems are in the research and development stage. The Company will be required to conduct significant research, development, testing and regulatory compliance activities on these products that, together with anticipated general and administrative expenses, are expected to result in substantial losses at least through 1998. The estimates above and elsewhere in this Prospectus of the period during which the Company expects to incur continuing losses are forward-looking statements that involve risks and uncertainties. There can be no assurance that the Company will not incur substantial losses beyond such period as a result of certain factors set forth in this "Risk Factors" section and elsewhere in this Prospectus. The Company expects that the amount of such losses will fluctuate from quarter to quarter as a result of differences in the timing of expenses incurred and potential revenues from its agreements with Baxter and such fluctuations may be significant. The Company's ability to achieve a profitable level of operations will depend on successfully completing development, obtaining regulatory approvals and achieving market acceptance of its pathogen inactivation systems. There can be no assurance that the Company will ever achieve a profitable level of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Reliance on Third-Party Manufacturing; Dependence on Key Suppliers. The Company has in the past utilized, and intends to continue to utilize, third parties to manufacture and supply the inactivation compounds for its systems and Baxter for other system components for use in clinical trials and for the potential commercialization of its products in development. The Company has no experience in manufacturing products for commercial purposes and does not have any manufacturing facilities. Consequently, the Company is dependent on contract manufacturers for the production of compounds and on Baxter for other system components for development and commercial purposes.

     Under the Company's agreements with Baxter, the Company is responsible for supplying compounds to Baxter for inclusion in the pathogen inactivation systems. The Company has contracted with two manufacturing facilities that have provided sufficient amounts of S-59 to address the anticipated clinical trial requirements of both the platelet and FFP pathogen inactivation systems. Only one of the manufacturers has increased its production capabilities to produce S-59 in commercial quantities. If such manufacturer is unable to continue to produce S-59 in commercial quantities, the Company could experience material delays and shortfalls in compound supply while the alternative manufacturer increased its production capabilities or while the Company identified another manufacturer and such manufacturer prepared for production. There can be no assurance that the existing manufacturers or any new manufacturer will be able to provide commercial quantities of S-59 needed for the Company's pathogen inactivation systems in the future.

     The Company has produced S-303 for use in its red cell pathogen inactivation system in only limited quantities for its research and preclinical development requirements. No assurance can be given that an appropriate clinical or commercial-scale manufactuer of S-303 will be identified or that the Company will be able to enter into arrangements for the manufacture of S-303 on reasonable terms, if at all.

     In the event that the Company is unable to obtain or retain third-party manufacturing, it will not be able to commercialize its products as planned. The Company's dependence upon third parties, including Baxter, for the manufacture of critical portions of its pathogen inactivation systems may adversely affect the Company's operating margins and its ability to develop, deliver and sell products on a timely and competitive basis. Failure of any third-party manufacturer to deliver the required quantities of products on a timely basis and at commercially reasonable prices would materially adversely affect the Company's business, financial condition and results of operations. In addition, inclusion of components manufactured by other third parties could require the Company to seek new approvals from government regulatory authorities, which could result in delays in product delivery. There can be no assurance that such approval would be obtained. In the event the Company undertakes to establish its own commercial manufacturing capabilities, it will require substantial additional funds, manufacturing facilities, equipment and personnel.

     The Company purchases certain key components of its compounds from a limited number of suppliers. While the Company believes that there are alternative sources of supply for these components, establishing additional or replacement suppliers for any of the components in the Company's compounds, if required, may not be accomplished quickly and could involve significant additional costs. Any failure by the Company to obtain any of the components used to manufacture the Company's compounds from alternative suppliers, if required, could limit the Company's ability to manufacture its compounds and would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing and Supply" and "-- Government Regulation."

     Risk of Product Liability. The testing, marketing and sale of the Company's products will entail an inherent risk of product liability, and there can be no assurance that product liability claims will not be asserted against the Company. The Company intends to secure limited product liability insurance coverage prior to the commercial introduction of any product, but there can be no assurance that the Company will be able to obtain product liability insurance on acceptable terms or that insurance subsequently obtained will provide adequate coverage against any or all potential claims. Any product liability claim against the Company, regardless of its merit or eventual outcome, could have a material adverse effect upon the Company's business, financial condition and results of operations.

     Environmental Regulation; Use of Hazardous Substances. The Company is subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. There can be no assurance that the Company will not be required to incur significant costs to comply with environmental and health and safety regulations in the future. The Company's research and development involves the controlled use of hazardous materials, including certain hazardous chemicals and radioactive materials. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company.

     Uncertainty Regarding Health Care Reimbursement and Reform. The future revenues and profitability of biopharmaceutical and related companies as well as the availability of capital to such companies may be affected by the continuing efforts of the United States and foreign governments and third-party payors to contain or reduce costs of health care through various means. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, it is likely that the U.S. Congress and state legislatures will continue to focus on health care reform and the cost of pharmaceuticals and on the reform of the Medicare and Medicaid systems. While the Company cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's ability to commercialize its products successfully will depend in part on the extent to which appropriate reimbursement levels for the cost of the products and related treatment of blood components are obtained from governmental authorities, private health insurers and other organizations, such as health maintenance organizations ("HMOs"). Third-party payors are increasingly challenging the prices charged for medical products and services. The trend toward managed health care in the United States and other countries and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for the Company's products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially adversely affect the Company's ability to operate profitably. See "Business -- Health Care Reimbursement and Reform."

     Control by Existing Stockholders. Upon the closing of this offering and the Baxter Private Placement, the Company's present directors and executive officers and their respective affiliates will beneficially own approximately
     % of the outstanding Common Stock. In addition, Baxter will own
approximately      % of the outstanding Common Stock. As a result, these
stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of the Company. See "Principal Stockholders" and "Description of Capital
Stock -- Antitakeover Effects of Provisions of Charter Documents and Delaware Law."

     Need for Additional Funds. Through June 30, 1996, Baxter has provided funding to the Company in the form of equity investments, research funding, license fees and milestone payments, aggregating approximately $16.9 million. In July 1996, Baxter provided additional funding to the Company in the form of an equity investment of approximately $3.0 million and a development payment of approximately $803,000. The Company's cash requirements may vary materially from those now planned as a result of additional research and development, product testing results, regulatory requirements, competitive pressures and technological advances. In addition, the Company may require substantial funds for its long-term product development, marketing programs and operating expenses. There can be no assurance that any required funds will be available on acceptable terms, if at all. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Shares Eligible for Future Sale. Sales of substantial numbers of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon the closing of this offering and the Baxter Private Placement, the Company will have outstanding an aggregate of shares of Common Stock, based upon the number of shares outstanding as of July 31, 1996. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless such shares are held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Affiliates"), in which case they will be subject to the volume, manner of sale and other conditions of Rule 144. The remaining 4,329,600 shares of

Common Stock held by existing stockholders (the "Restricted Shares") and the shares sold pursuant to the Baxter Private Placement are "restricted securities" as that term is defined in Rule 144. Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act. As a result of contractual restrictions and the provisions of Rule 144 and Rule 701, additional shares will be available for sale in the public market as follows: (i) no Restricted Shares will be eligible for immediate sale on the date of this Prospectus, (ii) 4,183,413 Restricted Shares, 109,292 shares of Common Stock issuable upon exercise of currently outstanding options and 35,478 shares of Common Stock issuable upon exercise of currently outstanding warrants will be eligible for sale upon expiration of certain lock-up agreements 180 days after the date of this Prospectus and (iii) the remainder of the Restricted Shares will be eligible for sale from time to time thereafter upon expiration of their respective two-year holding periods. Pursuant to an agreement between the Company and the holders (or their permitted transferees) of approximately
3,070,423 shares of Common Stock (plus           shares sold pursuant to the
Baxter Private Placement), these holders are entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

     Effects of Certain Charter and Bylaw Provisions. The Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate") authorizes the Board of Directors to issue up to five million shares of Preferred Stock and to determine the price, rights, preferences and privileges, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The Restated Certificate and Bylaws, among other things, provide for a classified Board of Directors, require that stockholder actions occur at duly called meetings of the stockholders, limit who may call special meetings of stockholders, do not permit cumulative voting in the election of directors and require advance notice of stockholder proposals and director nominations. These provisions contained in the Company's charter documents and certain applicable provisions of Delaware law could serve to depress the Company's stock price. In addition, these and other provisions could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, discourage a hostile bid or delay, prevent or deter a merger, acquisition or tender offer in which the Company's stockholders could receive a premium for their shares, or a proxy contest for control of the Company or other change in the Company's management. See "Management" and "Description of Capital Stock."

     Lack of Prior Public Market; Possible Volatility of Stock Price. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price for the Common Stock to be sold in this offering will be determined by agreement between the Company and the Underwriters and may bear no relationship to the price at which the Common Stock will trade after the closing of this offering. The market price of the shares of Common Stock, like that of the common stock of many other companies in similar industries, is likely to be highly volatile. Factors such as the announcements of scientific achievements or new products by the Company or its competitors, governmental regulation, health care legislation, developments in patent or other proprietary rights of the Company or its competitors, including litigation, fluctuations in the Company's operating results and market conditions for health care stocks in general could have a significant impact on the future price of the Common Stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations, which may be unrelated to the operating performance of particular companies. In the past, securities class action litigation has often been instituted following periods of volatility in the market price for a company's securities. Such litigation could result in substantial costs and a diversion of management attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Underwriters."

     Dilution. Purchasers of the Common Stock offered hereby will suffer an immediate dilution in the net tangible book value per share. Such purchasers will experience additional dilution upon the exercise of outstanding stock options and warrants. Future capital funding transactions may also result in dilution to purchasers in this offering. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the        shares of
Common Stock offered by the Company hereby at an assumed initial public offering
price of $          per share are estimated to be approximately $
($          if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. Pursuant to the Baxter Private Placement, the Company plans to sell directly to Baxter shares of its Common Stock for an
aggregate purchase price of $          million pursuant to an existing agreement
with the Company.

     The Company expects to use approximately $          to $          million
of the proceeds of this offering and the Baxter Private Placement for research and development and funding of clinical trials in support of its pathogen
inactivation systems, approximately $          to $          million for general
and administrative expenses and approximately $          to $          million
for capital expenditures. The Company intends to use the remaining $          to
$          million for working capital and general corporate purposes. A portion of the net proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. There are no present understandings, commitments or agreements with respect to any material acquisition of other businesses, products or technologies. The amounts and timing of the Company's actual expenditures for each purpose may vary significantly depending upon numerous factors, including the status of the Company's product development efforts, regulatory approvals, competition, marketing and sales activities and the market acceptance of any products introduced by the Company. Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends since its inception. The Company currently intends to retain any future earnings to finance the growth and development of its business and does not intend to pay any cash dividends in the foreseeable future. Future dividends, if any, will be determined by the Board of Directors.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1996 (i) on an actual basis, (ii) on a pro forma basis after giving effect to the July Baxter Purchase, the Warrant Exercise, the conversion of all outstanding shares of Preferred Stock into Common Stock and the authorization of 5,000,000 shares of undesignated Preferred Stock upon the closing of this offering, and (iii) as adjusted to give effect to the Baxter Private Placement
and the sale of           shares of Common Stock offered by the Company hereby
at an assumed initial public offering price of $          per share (after
deducting underwriting discounts and commissions and estimated offering expenses payable by the Company). This table should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this Prospectus.

                                                                        JUNE 30, 1996
                                                            --------------------------------------
                                                             ACTUAL      PRO FORMA     AS ADJUSTED
                                                            --------     ---------     -----------
                                                                        (IN THOUSANDS)
Capital lease obligations, less current portion...........  $     36     $      36      $
Stockholders' equity:
  Preferred Stock, $.001 par value; 3,199,942 shares
     authorized, 2,811,154 shares issued and outstanding,
     actual; 5,000,000 shares authorized, no shares issued
     and outstanding, pro forma and as adjusted(1)........         3            --
  Common Stock, $.001 par value, 4,681,833 shares
     authorized, 1,294,655 shares issued and outstanding,
     actual; 50,000,000 shares authorized, 4,329,600
     shares issued and outstanding, pro forma; and
               shares issued and outstanding, as
     adjusted(1)..........................................         1             4
Additional paid-in capital................................    22,426        25,625
Notes receivable from stockholders........................       (80)          (80)
Deferred compensation.....................................      (445)         (445)
Accumulated deficit.......................................   (14,156)      (14,156)
                                                              ------       -------        -------
     Total stockholders' equity...........................     7,749        10,948
                                                              ------       -------        -------
     Total capitalization.................................  $  7,785     $  10,984      $
                                                              ======       =======        =======

- ---------------
(1) Excludes as June 30, 1996: (i) 284,891 shares of Common Stock subject to outstanding options under the Company's 1996 Equity Incentive Plan and 381,864 shares reserved for future issuance thereunder, (ii) 150,000 shares of Common Stock reserved for future issuance under the Company's Employee Stock Purchase Plan and (iii) outstanding warrants to purchase 35,478 shares of Preferred Stock, which will convert into warrants to purchase Common Stock upon the closing of this offering. See "Management -- Equity Incentive Plans" and Notes 4 and 7 of Notes to Financial Statements.

                                    DILUTION

     The pro forma net tangible book value of the Company as of June 30, 1996
was approximately $          , or $          per share. Pro forma net tangible
book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the pro forma number of shares of Common Stock outstanding, after giving effect to the July Baxter Purchase, the Warrant Exercise and the conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this offering. After giving effect to the
Baxter Private Placement and the sale by the Company of           shares of
Common Stock offered hereby at an assumed initial public offering price of
$          per share (after deducting underwriting discounts and commissions and estimated offering expenses), the pro forma net tangible book value at June 30,
1996 would have been $          , or approximately $          per share. This
represents an immediate increase in pro forma net tangible book value of
$          per share to existing stockholders (including Baxter) and an
immediate dilution of $          per share to new investors of Common Stock in
this offering, as illustrated by the following table:

    Assumed initial public offering price per share............               $
      Pro forma net tangible book value per share before the
         offering..............................................  $
      Increase attributable to the Baxter Private Placement....
                                                                 --------
      Pro forma net tangible book value per share after Baxter
         Private
         Placement.............................................
      Increase per share attributable to new investors.........  $
                                                                 --------
    Pro forma net tangible book value per share after the
      offering.................................................
                                                                              ------------
    Dilution per share to new investors........................               $
                                                                              ============

     The following table summarizes, on a pro forma basis as of June 30, 1996 (after giving effect to the July Baxter Purchase, the Warrant Exercise and the conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this offering), the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders (including Baxter) and by the new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, at an assumed initial public
offering price of $          per share:

                                       SHARES PURCHASED       TOTAL CONSIDERATION
                                      -------------------     --------------------     AVERAGE PRICE
                                      NUMBER      PERCENT      AMOUNT      PERCENT       PER SHARE
                                      -------     -------     --------     -------     -------------
    Existing stockholders...........                    %     $                  %       $
    New investors...................
                                      -------      -----      --------      -----
              Total.................               100.0%                   100.0%
                                      =======      =====      ========      =====

     The calculation of pro forma net tangible book value per share and the other above computations assumes no exercise of outstanding stock options to purchase 284,891 shares of Common Stock at a weighted average exercise price of $3.18 per share and warrants to purchase 35,478 shares of Preferred Stock at a weighted average exercise price of $5.56 per share, which will convert into warrants to purchase Common Stock upon the closing of this offering. If all such outstanding options and warrants were exercised for cash, the pro forma net tangible book value per share immediately after the closing of this offering
would be $          per share. This represents an immediate dilution in pro
forma net tangible book value of $          per share to new investors. See
"Management -- Equity Incentive Plans" and Note 4 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the Company's Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The statement of operations data for the years ended December 31, 1993, 1994 and 1995 and the balance sheet data as of December 31, 1994 and 1995 are derived from financial statements of the Company that have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Prospectus. The statement of operations data for the period from September 19, 1991 (inception) through December 31, 1992 and the balance data sheet as of December 31, 1992 and 1993 are derived from financial statements of the Company audited by Ernst & Young LLP that are not included herein. The statement of operations data for the six months ended June 30, 1995 and 1996 and the balance sheet data as of June 30, 1996 are derived from unaudited financial statements included elsewhere in this Prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's operating results and financial position for such periods. The operating results for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for any other interim period or the current or any future fiscal year.

                                               PERIOD FROM
                                              SEPTEMBER 19,
                                                  1991
                                               (INCEPTION)                                        SIX MONTHS
                                                 THROUGH        YEARS ENDED DECEMBER 31,        ENDED JUNE 30,
                                              DECEMBER 31,    -----------------------------   -------------------
                                                 1992(1)       1993      1994       1995       1995       1996
                                              -------------   -------   -------   ---------   -------   ---------
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenue...................................     $    --      $   230   $ 4,796   $   6,799   $ 2,735   $   2,606
  Operating expenses:
    Research and development................       1,479        2,485     5,680       8,125     4,963       5,982
    General and administrative..............         905        1,210     1,194       1,517       627       1,009
                                                 -------      -------   -------   ---------   -------   ---------
         Total operating expenses...........       2,384        3,695     6,874       9,642     5,590       6,991
                                                 -------      -------   -------   ---------   -------   ---------
  Loss from operations......................      (2,384)      (3,465)   (2,078)     (2,843)   (2,855)     (4,385)
  Other income (expense), net...............          61          (50)      278         483       234         227
                                                 -------      -------   -------   ---------   -------   ---------
  Net loss..................................     $(2,323)     $(3,515)  $(1,800)  $  (2,360)  $(2,621)  $  (4,158)
                                                 =======      =======   =======   =========   =======   =========
  Pro forma net loss per share(2)...........                                      $   (0.55)            $   (0.93)
Shares used in computing pro forma net loss
  per share(2)..............................                                      4,314,045             4,491,454

                                                              DECEMBER 31,
                                              ---------------------------------------------     JUNE 30,
                                                  1992         1993      1994       1995          1996
                                              -------------   -------   -------   ---------     ---------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................     $   225      $ 6,076   $ 7,802   $   9,659     $   8,761
  Working capital...........................          23        3,884     5,865       7,263         6,479
  Total assets..............................         821        6,807     9,684      11,349        10,281
  Accumulated deficit.......................      (2,323)      (5,838)   (7,638)     (9,998)      (14,156)
  Total stockholders' equity (deficit)......         532         (516)    5,439       8,663         7,749

- ---------------
(1) The Company's financial data is not presented separately for 1991 as the Company did not commence operations until subsequent to December 31, 1991.

(2) See Note 1 of Notes to Financial Statements for a description of the method used in computing the pro forma net loss per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Financial Statements and the Notes thereto included elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those discussed in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     Since its inception in 1991, Cerus has devoted substantially all of its efforts and resources to the research, development and clinical testing of techniques and systems for inactivating pathogens in transfusion blood components. The Company has been unprofitable since inception and, as of June 30, 1996, had an accumulated deficit of approximately $14.2 million. All of the Company's planned pathogen inactivation systems are in the research and development stage. The Company will be required to conduct significant research, development, testing and regulatory compliance activities on these products that, together with anticipated general and administrative expenses, are expected to result in substantial losses at least through 1998. The Company's ability to achieve a profitable level of operations will depend on successfully completing development, obtaining regulatory approvals and achieving market acceptance of its pathogen inactivation systems. There can be no assurance that the Company will ever achieve a profitable level of operations. To date, the Company's principal sources of capital have been private equity financings and funds provided by Baxter under development and commercialization agreements, as well as United States government grant funding, interest income and lease financings.

     In December 1993, Cerus entered into a development and commercialization agreement with Baxter to develop a system for inactivation of pathogens in platelets used for transfusions. The agreement provides for Baxter to share costs associated with research and development, preclinical studies and clinical trials for the system. The agreement also provides for a sharing of revenues after each party is reimbursed its cost of goods above a specified level. Under this agreement, Baxter purchased 125,000 shares of Series C Preferred Stock for an aggregate purchase price of $1.0 million and paid the Company up-front license fees and milestone and development payments totaling $5.2 million. The Company recognizes the license fees as revenue as the milestones are achieved. Through July 31, 1996, approximately $2.0 million of the license fees have been recognized as revenue, and approximately $1.8 million in milestone payments have been received and recognized as revenue. In January and July 1995, Cerus received approximately $2.6 million from Baxter in connection with interim funding agreements related to the development of pathogen inactivation systems for FFP and red blood cells. In April 1996, Cerus entered into a second development and commercialization agreement with Baxter, principally focused on the FFP and red blood cell pathogen inactivation systems. Under this agreement, the Company and Baxter are to share gross profits from sales of inactivation system disposables, after deducting from such gross profits a specified percentage allocation to be retained by the marketing party for marketing and administration expenses. Under this agreement, Baxter purchased $6.0 million in Series E Preferred Stock of Cerus in April and July 1996. In addition, this agreement provides for Baxter to make additional investments in the Common Stock of the Company of up to $15 million, at 120% of the market price at the time of each investment, subject to the achievement of certain milestones. See
"Business -- Alliance with Baxter" and Note 2 of Notes to Financial Statements.

     To date, the Company has not received any revenues from product sales and it will not derive revenue from product sales unless and until one or more planned products receives regulatory approval and achieves market acceptance. The Company anticipates that its sources of revenue until product sales occur will be limited to payments under development and commercialization agreements with Baxter in the area of blood component pathogen inactivation, payments from the United States government under research grant programs, payments from future collaboration agreements, if any, and interest income. Under the current agreements with Baxter, all research, development, preclinical and clinical costs of the pathogen inactivation projects are shared equally by Cerus and Baxter. Because more of such research and development is typically performed internally at Cerus than at Baxter and because Cerus is generally responsible for engaging third parties to perform certain aspects of these projects, Baxter typically has made periodic balancing payments to the Company. Through June 30, 1996, the Company had recognized approximately $12.3 million in revenue under its agreements with Baxter, including the license fee and milestone amounts described above, and approximately $2.2 million under United States government grants.

     The Company's business is subject to significant risks, including, but not limited to, the risks inherent in its research and development efforts, including clinical trials, uncertainties associated both with obtaining and enforcing its patents and with the patent rights of others, the lengthy, expensive and uncertain process of seeking regulatory approvals, uncertainties regarding government reforms and of product pricing and reimbursement levels, technological change and competition, manufacturing uncertainties, and dependence on Baxter and other third parties. The Company's pathogen inactivation systems are in the research and development stage and will require additional preclinical and clinical testing prior to submission of any regulatory application for commercial use. The Company currently does not expect to file a product approval application with the FDA or corresponding regulatory filings in Europe for its platelet pathogen inactivation system or for any of its other planned products prior to 1998. No assurance can be given that any of the Company's development programs will be successfully completed, that any further IND application will become effective or that additional clinical trials will be allowed by the FDA or other regulatory authorities, that clinical trials will commence as planned, that required United States or foreign regulatory approvals will be obtained on a timely basis, if at all, or that any products for which approval is obtained will be commercially successful.

RESULTS OF OPERATIONS

     SIX MONTHS ENDED JUNE 30, 1995 AND JUNE 30, 1996

     Revenue. Revenue for the six months ended June 30, 1995 was approximately $2.7 million as compared to approximately $2.6 million for the same period in 1996. Revenue from Baxter decreased by approximately $311,000 from approximately $2.4 million for the six months ended June 30, 1995 to approximately to $2.1 million for the same period in 1996, primarily due to increased research and development spending by Baxter resulting in a reduced balancing payment to the Company. Grant revenue increased from approximately $319,000 for the six months ended June 30, 1995 to approximately $501,000 for the same period in 1996, as a result of increased activity under existing programs.

     Research and Development Expenses. The Company's research and development expenses increased from approximately $5.0 million for the six months ended June 30, 1995 to approximately $6.0 million for the same period in 1996. The increase is primarily attributable to costs associated with personnel increases and to increased third-party costs associated with preclinical studies and clinical trials for the platelet pathogen inactivation system. The Company anticipates that research and development expenses will increase in the future as it expands its pathogen inactivation system development efforts and related clinical trials.

     General and Administrative Expenses. General and administrative expenses increased from approximately $627,000 for the six months ended June 30, 1995 to approximately $1.0 million for the same period in 1996. The increase is primarily the result of increased personnel costs, professional services and other costs incurred in connection with the April 1996 Baxter agreement, and general expenses in support of the Company's increased product development activities. The Company anticipates that general and administrative expenses will increase in the future as additional personnel are added to support its business operations.

     Other Income (Expense), Net. Other income (expense), net, consists primarily of interest income on cash balances and interest expense associated with capital leases, both of which were at approximately the same level for the six months ended June 30, 1995 and 1996.

     YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

     Revenue. Revenue earned under agreements with Baxter increased from $200,000 in 1993 to approximately $3.9 million in 1994 and to approximately $6.0 million in 1995. The increase in 1994 was primarily related to the commencement of the platelet program in late 1993 and includes approximately $3.9 million in license fees, milestone and development revenue. The increase in 1995 resulted primarily from revenue associated with the interim funding agreements for FFP and red blood cells. Government grant revenue increased from approximately $30,000 in 1993 to approximately $895,000 in 1994 as a result of activity under several grants transferred to Cerus and two grants awarded to Cerus during 1994. Grant revenue decreased to approximately $751,000 in 1995, primarily due to completion of funding under certain grants during the year. Revenues from the arrangements with Baxter, as a percentage of total revenues, were 87% in 1993, 81% in 1994 and 89% in 1995.

     Research and Development Expenses. Research and development expenses increased from approximately $2.5 million in 1993 to approximately $5.7 million in 1994 and to approximately $8.1 million in 1995. The increase in 1994 was attributable primarily to increased activity on the platelet pathogen inactivation program. The increase in 1995 was due principally to toxicology studies, compound manufacturing development and initiation of clinical trials for the platelet program, as well as to increased spending devoted to the FFP and red blood cell programs. A significant portion of the increase was the result of increased payroll and other personnel expenses, related laboratory supplies, equipment and facilities expansion.

     General and Administrative Expenses. General and administrative expenses were approximately $1.2 million in each of 1993 and 1994 and approximately $1.5 million in 1995. The increase in 1995 over 1994 and 1993 was primarily attributable to increased personnel levels associated with the expansion of the Company's operations.

     Other Income (Expense), Net. Interest income was approximately $26,000 in 1993, approximately $321,000 in 1994 and approximately $500,000 in 1995. These increases were attributable primarily to increased average cash balances related to proceeds from the Company's financings and funding under the Baxter platelet agreement. Interest expense was approximately $76,000 in 1993, $43,000 in 1994 and $17,000 in 1995. Interest expense of approximately $76,000 in 1993 and approximately $33,000 in 1994 related to bridge financings from certain of the Company's stockholders. The remaining interest expense in 1994 and all interest expense in 1995 related to lease financings.

LIQUIDITY AND CAPITAL RESOURCES

     From inception to June 30, 1996, Cerus has financed its operations primarily through private placements of preferred and common equity securities totaling approximately $21.5 million and project funding provided by Baxter totaling $12.9 million. During that period, the Company received approximately $2.2 million under United States government grants and approximately $1.1 million in interest income. At June 30, 1996, the Company had cash and cash equivalents of approximately $8.8 million. In July 1996, the Company received an additional $3.0 million in proceeds in connection with the July Baxter Purchase and approximately $803,000 in recent funding from Baxter.

     In 1993, net cash provided by operating activities of approximately $1.7 million was the result of $5.2 million in license fees and milestone and development payments received from Baxter during the year, offset principally by a $3.5 million net loss for the year. Net cash used in operating activities for 1994, 1995 and the six months ended June 30, 1996, was approximately $2.8 million, $3.4 million and $3.9 million, respectively, resulting primarily from net losses. From inception through June 30, 1996, net cash used in investing activities of approximately $1.4 million resulted from purchases of equipment and furniture and leasehold improvements.

     At December 31, 1995, the Company's net operating loss carryforwards were approximately $7.2 million and $1.8 million for federal and state income tax purposes, respectively. The Company's federal research and development tax credit carryforwards were approximately $300,000 for federal income tax purposes at December 31, 1995. The federal net operating loss and tax credit carryforwards expire at various dates from 2007 to 2010. The California state net operating loss expires in 2000. The Tax Reform Act of 1986 and state tax statutes contain provisions relating to changes in ownership that may limit the utilization in any given year of available net operating loss carryforwards and research and development credits. See Note 5 of Notes to Financial Statements.

     The Company's future capital requirements and the adequacy of its available funds will depend on many factors, including progress of the platelet program and the related clinical trials, progress of the FFP and red blood cell program, achievement of milestones leading to milestone payments and equity investments, regulatory approval and successful commercialization of the Company's pathogen inactivation systems, costs related to creating, maintaining and defending the Company's intellectual property position, and competitive developments. The Company believes that its available cash balances, together with the net proceeds of this offering and anticipated cash flows from existing Baxter and grant arrangements, will be sufficient to meet its capital requirements through 1999. This estimate of the period for which the Company expects its available cash balances, net proceeds and anticipated cash flows to be sufficient to meet its capital requirements is a forward-looking statement that involves risks and uncertainties. There can be no assurance that the Company will be able to meet its capital requirements for this period as a result of certain factors set forth under "Risk Factors" and elsewhere in this Prospectus. In the event that additional capital is required, the Company may seek to raise that capital through public or private equity or debt financings or through additional collaborative arrangements or government grants. Future capital funding transactions may result in dilution to purchasers in this offering. There can be no assurance that such capital will be available on favorable terms, if at all.

                                    BUSINESS

OVERVIEW

     Cerus is developing systems designed to improve the safety of blood transfusions by inactivating infectious pathogens in blood components (platelets, FFP and red blood cells) used for transfusion and inhibiting the leukocyte activity that is responsible for certain adverse immune and other transfusion-related reactions. Preclinical studies conducted by the Company have indicated the ability of these systems to inactivate a broad array of viral and bacterial pathogens that may be transmitted in blood component transfusions and to inhibit leukocyte activity. The Company believes that, as a result of the mechanism of action of its proprietary technology, its systems also have the potential to inactivate many new pathogens before they are identified and before tests have been developed to detect their presence in the blood supply. Because the Company's systems are being designed to inactivate rather than merely test for pathogens, the Company's systems also have the potential to reduce the risk of transmission of pathogens that would remain undetected by testing.

INDUSTRY BACKGROUND

     Blood Supply Market. Blood transfusions are required to treat a variety of medical conditions, including anemia, low blood volume, surgical bleeding, trauma, acquired and congenital bleeding disorders and chemotherapy-induced blood deficiencies. Worldwide, over 90 million whole blood donations occur each year. Approximately 39 million of those donations occur in North America, Western Europe and Japan.

     Whole blood is composed of plasma, the liquid portion of blood containing essential clotting proteins, and three cellular blood components: platelets, red blood cells and white blood cells (leukocytes). Platelets are cellular components essential to coagulation, while red blood cells carry oxygen to tissues and carbon dioxide to the lungs. Leukocytes play a critical role in immune and other defense systems in donors, but can cause harmful immune transfusion-related reactions in or transmit disease to recipients.

     Blood collection centers periodically experience shortages of critical blood components due to temporary increases in demand, reduced donor availability during holiday periods and the limited shelf life of cellular blood components. To efficiently allocate the limited available blood supply and to optimize transfusion therapy, essentially all donated blood is separated into its components. Blood components are obtained either by manually processing donor units of whole blood or by apheresis, a process in which specific blood components collected from a donor are retained for transfusion, while the other components are returned to the donor.

     Patients requiring transfusions are typically treated with the specific blood component required for their particular deficiency, except in cases of rapid, massive blood loss, where whole blood may be transfused. Platelets are often used to treat cancer patients following chemotherapy or organ transplantation. Red cells are frequently administered to patients with trauma or surgical bleeding, acquired chronic anemia or genetic disorders, such as sickle cell anemia. FFP is generally used to control bleeding. Plasma can also be "fractionated" or separated into different parts that are used to expand blood volume, fight infections or treat diseases such as hemophilia.

     Blood Supply Contaminants. A primary goal of every blood collection center is to provide blood components for transfusion that are free of viruses, bacteria, protozoans and leukocytes. Despite recent improvements in testing and processing of blood, patients receiving transfusions of blood components face a number of significant risks from blood contaminants, as well as adverse immune and other transfusion-related reactions induced by leukocytes. Viruses such as hepatitis B (HBV), hepatitis C (HCV), human immunodeficiency virus (HIV), cytomegalovirus (CMV) and human T-cell lymphotropic virus (HTLV) can present life-threatening risks. Bacteria, the most common agents of transfusion-transmitted disease, can cause sepsis, which can result in serious illness or death. Many other agents can transmit disease during transfusion, including the protozoans that cause malaria and Chagas' disease.

     Infectious pathogens are not the only cause of adverse events arising out of the transfusion of blood components. Leukocytes present in a blood unit can multiply after transfusion, mounting an often fatal "graft-versus-host" immune response against the recipient. Similarly, alloimmunization, an immune response that can develop from repeated exposure to transfused leukocytes, can significantly reduce the efficacy of subsequent transfusions as a result of the production of antibodies. Moreover, leukocytes themselves may harbor and transmit bacteria and infectious viruses, such as HIV, CMV and HTLV.

     Emerging and unidentified pathogens also present a threat to the blood supply, a problem illustrated by the recent history of HIV. It is estimated that HIV was present in the blood supply for at least seven years before it was identified as the causative agent of AIDS and at least eight years before a test was commercially implemented to detect the presence of HIV antibodies in donated blood. During those years, many transfusion recipients were infected with the virus, including approximately 70% of patients with severe hemophilia.

     The risk of transmission of any of these pathogens from an infected donor is compounded by a number of factors. If a unit of blood contains an infectious pathogen, dividing the blood into its components may expose three or more patients to the pathogen in that unit. Similarly, patient populations that require frequent transfusions, such as patients with cancer, suppressed immune systems, and kidney and liver disorders, experience a heightened risk of infection due to multiple exposures.

     Current Approaches to Address Blood Supply Contamination. Public awareness in recent years of the significant rates of hepatitis and HIV transmission from blood transfusions has led to expanded efforts to improve the safety of the blood supply. For many years, the only approach available to reduce the risk of transmission of diseases was donor screening interviews. In addition to required donor screening, diagnostic tests have been developed to detect the presence of certain infectious pathogens known to be transmitted in blood. However, there remain a number of other blood-borne pathogens for which tests have not been routinely administered or even developed. The table below identifies the significant infectious pathogens known to be transmitted through transfusions of platelets, FFP and red cells:

 ----------------------------------------------------------------------------------------------------
                                                                                  ROUTINELY SCREENED
                                                                                      FOR IN THE
                                                                                     UNITED STATES
 FAMILY              INFECTIOUS PATHOGEN            DISEASE
 ----------------------------------------------------------------------------------------------------
  Hepatitis viruses  HBV, HCV                       Hepatitis                             Yes
                     HGV                            Hepatitis                             No
  Retroviruses       HIV-1 and -2                   AIDS                                  Yes
                     HTLV-I and -II                 Malignant lymphoproliferative         Yes
                                                    disorders, neuropathy
  Herpes viruses     CMV                            CMV retinitis, hepatitis,             No
                                                    pneumonia
                     EBV                            Epstein-Barr Syndrome                 No
  Parvoviruses       B-19                           Aplastic anemia                       No
  Bacteria           Gram negative, gram positive   Sepsis                                No
                     Treponema pallidum             Syphilis                              Yes
                     Borrelia burgdorferi           Lyme disease                          No
  Protozoans         T. cruzi                       Chagas' disease                       No
                     B. microti                     Babesiosis                            No
                     L. donovani                    Leishmaniasis                         No
                     Plasmodium sp.                 Malaria                               No
 ----------------------------------------------------------------------------------------------------

     Although donor screening and diagnostic testing of donated blood have been successful in reducing the incidence of transmission of many of these known pathogens, testing has a number of limitations. As the preceding table indicates, tests are currently performed for only a limited number of blood-borne pathogens. Moreover, these tests occasionally fail, and clerical errors, such as mistesting or mislabeling, and other mistakes further expose patients to contaminated blood. All tests currently used in blood centers, with the exception of the recently developed P-24 antigen test for HIV-1, are antibody tests, which are intended to detect antibodies directed against a pathogen, rather than to detect the pathogen itself. All of these tests can fail if performed during the "infectivity window," that is, early in the course of an infection before antibodies or P-24 antigen appear in detectable quantities. Similarly, tests for viral infection may be ineffective in detecting a genetic variant of the virus that the test was not developed to detect. For instance, certain strains of HIV, such as Subtype O, are sometimes not detected in the standard HIV tests. Finally, there are no current tests available to screen effectively for many emerging pathogens, and testing cannot be performed for pathogens that have yet to be identified. As a result of these limitations, a number of infectious pathogens still pass into the blood supply.

     The risk of pathogen transmission can be significant when no diagnostic test to detect the blood-borne pathogen is available, such as in the case of emerging and unidentified pathogens. The risk associated with untested blood components is illustrated by the table below, which indicates the approximate risk (per transfusion unit) in the United States for transmission of HIV and HCV prior to and after the development of diagnostic tests.

                           PRE-TESTING    POST-TESTING
PATHOGEN      DISEASE         RISK            RISK
- --------     ----------    -----------    -------------
 HIV            AIDS       1 in 2,500     1 in 400,000
 HCV         Hepatitis      1 in 220       1 in 3,300

     In addition, the risk of transmission of pathogens may vary greatly because of regional or demographic differences. For example, prior to the implementation of diagnostic testing, the risk of HIV in at least one metropolitan area was as high as one in 50 per transfusion unit. Furthermore, for patients who receive multiple blood transfusions, the risk of pathogen transmission increases approximately in proportion to the number of transfusion units received.

     In addition, there are many known pathogens for which tests are not routinely performed. In the United States, tests are not routinely performed to detect bacteria, although the risk of transmitting bacteria from a random donor is estimated to be one in 250. A typical pooled random donor therapeutic dose of platelets is provided by six random donors, with the risk of transmitting bacteria estimated to be one in 42. In a study conducted in Hong Kong of bone marrow transplant patients receiving repeated platelet transfusions, the incidence of symptomatic septicemia (a potentially fatal infection) was reported to be one in 16 patients.

     In light of these continuing concerns, many patients have attempted to mitigate the risks of transfusion through "autologous donation," donation of their own blood for anticipated future use, or, where autologous donation is impracticable, through the designation of donors such as family members. Although autologous donations eliminate many risks, the blood collected is still subject to the risk of bacterial growth during storage and is rarely available in emergency situations. In addition, the statistical incidence of positive diagnostic test results from designated donor blood has been found to be as high as in random donor blood.

     Blood banks and health care providers have initiated additional procedures in an effort to address pathogen transmission issues. For example, platelet apheresis is sometimes used to limit donor exposure from pooled, manually collected platelets. In addition, blood banks may quarantine single donor plasma apheresis units until after the infectivity window has elapsed, followed by confirmatory retesting of the donor, if the donor is available, to verify the safety of the donated plasma. However, quarantining plasma can be unwieldy, expensive and difficult to manage in inventory. Moreover, a quarantine cannot be used with platelets and red blood cells because these components have shelf lives that are shorter than the infectivity window related to antibody production. Although no commercial processes are currently available to eliminate pathogens in platelets and red cells, a number of pathogen inactivation methods are used commercially in Europe for FFP, including treatment with solvent-detergent and methylene blue. Both of these processes can result in degradation of plasma proteins. In addition, because the solvent-detergent process pools hundreds of units of plasma, the potential risk of transmitting pathogens not inactivated by the process, such as parvovirus B-19, is increased.

     The current method used by blood centers to inactivate leukocytes utilizes gamma (x-ray) irradiation. This nonspecific method for inactivating leukocytes has a narrow window of efficacy: insufficient treatment can leave viable leukocytes in the blood, while excessive treatment can impair the therapeutic function of the desirable blood components being transfused. Leukocyte depletion by filtration decreases the concentration of leukocytes in transfusion units, but does not inactivate or completely eliminate leukocytes.

     Economic Costs of Blood Supply Contamination. In economically developed countries, many of the tests and inactivation measures described above are mandated by regulatory agencies, resulting in a safer and more uniform blood supply, but also significantly increasing costs of processing and delivering blood products. In the United States, based on a study of eight hospitals and blood centers conducted in July 1996 on behalf of the Company (the "Cost Study"), the estimated base cost for a transfusion unit of apheresis platelets ranges from approximately $400 to $640 and for a transfusion unit of random donor platelets ranges from approximately $220 to $440. These estimates include donor screening and diagnostic tests, such as those for HIV, HTLV, HBV and HCV. The table below indicates, based on the Cost Study, the estimated range of costs to hospitals for the additional procedures for platelet transfusions described above for each of apheresis and random donor platelet transfusion units. The frequency of use and additional charge for each procedure vary widely.

                                                                  ADDED COST PER
                                                  ----------------------------------------------
                                                           APHERESIS              RANDOM DONOR
                       PROCEDURE                       TRANSFUSION UNIT         TRANSFUSION UNIT
        ----------------------------------------  ---------------------------   ----------------
        Gamma irradiation.......................           $ 5 to $55              $30 to $325
        CMV testing.............................           $15 to $35              $90 to $210
        Leukocyte filtration....................           $20 to $75              $20 to $ 75
        Designated donor........................           $15 to $50                       --

     Moreover, the development and widespread use of testing for many unusual or low-incidence pathogens may not be cost-effective to undertake. For example, the development of tests to detect the presence of all forms of harmful bacteria would be extremely expensive. As a result, the only test regularly conducted to detect the presence of bacteria is the test for the bacterium that causes syphilis. With managed health care organizations and other third-party payors increasingly challenging the cost of medical services performed, these cost limitations may become more pronounced in the future.

     The continuing risk of transmission of serious diseases through transfusion of contaminated blood components from both known and unknown pathogens, together with the limitations of current approaches to providing a safe blood supply, have created the need for a new approach to pathogen inactivation that is safe, easy to implement and cost-effective. To address this need, a successful approach should have broad application in the effective inactivation of clinically significant pathogens, whether or not currently identified, while providing therapeutically functional blood components.

THE CERUS SOLUTION

     The Company is developing pathogen inactivation systems to improve the safety of blood transfusions. These systems employ the Company's proprietary small molecule compounds. Studies conducted by the Company have indicated the ability of these compounds to inactivate a broad array of viral and bacterial pathogens that may be transmitted in blood component transfusions. The Company believes that, as a result of the mechanism of action of its proprietary technology, its systems also have the potential to inactivate many new pathogens before they are identified and before tests are developed to detect their presence in the blood supply. Because the Company's systems are being designed to inactivate rather than merely test for pathogens, the Company's systems also have the potential to reduce the risk of transmission of pathogens that would remain undetected by testing.

     The compounds synthesized by the Company act by preventing the replication of nucleic acid (DNA or RNA); platelets, FFP and red blood cells do not contain nuclear DNA or RNA. When the inactivation compounds are introduced into the blood component for treatment, they cross bacterial cell walls or viral membranes, then move into the interior of the nucleic acid structure. When subsequently activated by an energy source, such as light, the compounds bind to the nucleic acid of the viral or bacterial pathogen, preventing replication of the nucleic acid. A virus, bacteria or other pathogenic cell must replicate in order to cause infection. The Cerus compounds react in a similar manner with the nucleic acid in leukocytes. This interaction inhibits the leukocyte activity that is responsible for certain adverse immune and other transfusion-related reactions. The Company is designing its pathogen inactivation systems to provide therapeutically functional platelets, FFP and red cells following the inactivation treatment process. The Cerus compounds are being designed to react with nucleic acid only during the pathogen inactivation process and not after the treated blood component is transfused. The systems are also being designed to reduce the amount of residual inactivation compound and breakdown products of the inactivation process prior to transfusion.

     The Company's pathogen inactivation systems are being designed to integrate into current blood collection, processing and storage procedures. Furthermore, the Company believes that the use of its pathogen inactivation products could, over time, lead to a reduction in the use of certain costly procedures that are currently employed in blood component transfusions, such as gamma irradiation, CMV testing and leukocyte filtration.

CERUS STRATEGY

     The Company's objective is to become the global leader in the development and commercialization of systems to inactivate blood-borne pathogens in blood components used for transfusions. Key elements of the Company's strategy to achieve this objective are the following:

     Establish Pathogen Inactivation Systems as the Standard of Care. Target customers for the Company's blood component treatment systems are the fewer than 200 community blood centers collecting approximately 85% of blood in the United States and there is an even greater concentration in foreign countries. To achieve its objective of establishing its systems as the standard of care, the Company has developed strong relationships with prominent transfusion medicine experts in these centers worldwide. The Company intends to work with these experts to identify specific needs in blood component treatment technology and to encourage support for the adoption of its pathogen inactivation systems as the standard of care.

     Leverage Expertise and Core Technology. The Company is using its broad expertise in nucleic acid chemistry to develop proprietary compounds designed to inactivate infectious pathogens in blood components. The Company will initially seek to gain regulatory approval and commercialize its platelet pathogen inactivation system. The Company's strategy is to build on its core technology and experience gained in developing its platelet pathogen inactivation system to develop its FFP and red cell pathogen inactivation systems. The Company believes that, if regulatory approval of its products is obtained, market penetration achieved by its platelet product will facilitate the entry into the market of its FFP and red cell products. In addition, the Company believes that its platform technology has potential application in a number of health and research-related fields beyond the initial areas targeted by the Company.

     Capitalize on Strategic Alliance with Baxter. The Company intends to capitalize on the manufacturing, marketing and distribution expertise and resources of Baxter. The Company believes that Baxter's established position as a manufacturer and leading supplier of devices, disposables and other products related to the transfusion of human blood products can provide the Company with access to an established marketing, sales and distribution network. The pathogen inactivation systems are being designed to integrate into Baxter's current product line and into current blood collection, processing and storage processes. In addition, the economic terms of the Baxter agreements enable the Company to limit its operating costs and capital expenditures, and thereby improve its operating margins.

     Protect and Enhance Proprietary Position. The Company believes that the protection of its proprietary technologies is important to its business prospects and that its intellectual property position may create competitive barriers to entry into the blood component treatment market. The Company currently holds issued and allowed patents covering a number of fundamental aspects of the Company's blood component treatment system technology. The Company intends to continue to pursue its patent filing strategy and to vigorously defend its intellectual property position against infringement.

PRODUCTS UNDER DEVELOPMENT

     The Company is developing treatment systems to inactivate infectious pathogens in platelets, FFP and red cells and to inactivate leukocytes to reduce the risk of certain adverse transfusion-related reactions. The following table identifies the Company's product development programs:

 -----------------------------------------------------------------------------------------------------
                                           CERUS PRODUCT
                     THERAPEUTIC           IN                INACTIVATION   DEVELOPMENT
 PROGRAM             INDICATION            DEVELOPMENT         COMPOUND     STATUS(1)
 -----------------------------------------------------------------------------------------------------
  Platelets          Surgery, cancer       Platelet              S-59       Phase 1a Clinical Trial
                     chemotherapy,         Photochemical                    completed;
                     transplantation,      Treatment                        Phase 1b Clinical Trial in
                     bleeding disorders    System                           process; commencement of
                                                                            Phase 2 Clinical Trial
                                                                            anticipated in late 1996
  Plasma (FFP)       Surgery,              FFP                   S-59       Preclinical Development;
                     transplantation,      Photochemical                    IND and European filing
                     bleeding disorders    Treatment                        anticipated in early 1997
                                           System
  Red Cells          Surgery,              Red Cell ALE          S-303      Preclinical Development;
                     transplantation,      Treatment                        lead compound selected
                     anemia,               System
                     cancer
                     chemotherapy,
                     trauma
 -----------------------------------------------------------------------------------------------------

(1) Preclinical Development includes conducting in vitro pathogen inactivation testing and toxicology, formulation and stability testing prior to possible submission of an IND to the FDA and comparable submissions in Europe.

    The Phase 1a Clinical Trial is a clinical trial to determine post-transfusion platelet recovery and lifespan of treated autologous platelets in 20 healthy human subjects.

    The Phase 1b Clinical Trial is a clinical trial to determine the safety and tolerability of treated autologous platelets in 10 healthy human subjects.

    The Phase 2 Clinical Trial is a clinical trial to determine the post-transfusion platelet recovery and lifespan of treated autologous platelets following SRD treatment in 12 to 16 healthy human subjects from the Phase 1a Clinical Trial.

    The Phase 1a Clinical Trial was conducted, and the Phase 1b Clinical Trial is being conducted, pursuant to an IND submitted to the FDA. The Company anticipates that the data from the United States clinical trials will be used to support similar regulatory submissions in Europe.

     The Company's current estimate of the commencement of various clinical trials and the planned submission time of regulatory filings included in this table and elsewhere in this Prospectus are forward-looking statements that involve risks and uncertainties. The actual clinical trial and submission dates could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the Company's success in completing preclinical development and the other factors set forth under "Risk Factors" and elsewhere in this Prospectus. See "-- Government Regulation."

     PLATELET PROGRAM

     Platelet Usage and Market. Platelets are cellular components of blood that are an essential part of the clotting mechanism. Platelets facilitate blood clotting and wound healing by adhering to damaged blood vessels and to other platelets. Platelet transfusions are used to prevent or control bleeding in platelet-deficient patients, such as those undergoing cancer chemotherapy or organ transplant.

     The Company estimates the annual production of platelets in 1995 to be 1.8 million transfusion units in North America, 1.2 million transfusion units in Western Europe and 800,000 transfusion units in Japan. A typical transfusion unit consists of platelets from either a single apheresis donor or six random whole blood donors. As indicated in the Cost Study, the estimated cost of an apheresis transfusion unit of platelets ranges from approximately $400 to $640 and the cost of a pooled random donor transfusion unit of platelets ranges from approximately $220 to $440. A principal motivation for platelet apheresis is to limit donor exposure from pooled, manually collected platelets. Platelet transfusions may also require one or more additional procedures with additional costs which are summarized in a prior table. The Company believes that its platelet pathogen inactivation system may reduce the need for many of these procedures and the motivation for single donor apheresis platelets.

     Platelet Pathogen Inactivation System. The Company's platelet pathogen inactivation system applies a technology that combines light and the Company's proprietary inactivation compound, S-59, which is a synthetic small molecule from a class of compounds known as psoralens. S-59 was selected from over 100 psoralen derivatives synthesized by the Company, following preclinical studies conducted by the Company to assess safety and ability to inactivate pathogens and leukocytes while preserving platelet function.

     When illuminated, S-59 undergoes a specific and irreversible chemical reaction with nucleic acid. This chemical reaction renders the genetic material of a broad array of pathogenic organisms incapable of replication. A virus, bacteria or other pathogenic cell must replicate in order to cause infection. A similar reaction with leukocyte nucleic acid inhibits the leukocyte activity that is responsible for certain adverse immune and other transfusion-related reactions. Most of the S-59 is converted to breakdown products during and after the inactivation reaction. Studies conducted by the Company with preclinical models have indicated that, following transfusion, the S-59 and its breakdown products are rapidly metabolized and excreted. The system under development employs a removal process designed, as a further safety measure, to reduce the amount of residual S-59 and breakdown products prior to transfusion (the S-59 reduction device or "SRD").

     The Company's platelet pathogen inactivation system, developed with Baxter, has been designed for use in the blood center setting. The system consists of a disposable processing set, containing the S-59 compound and the SRD, and an illumination device to deliver light to trigger the inactivation reaction. The current configuration of the platelet photochemical treatment system under development involves the collection of the platelets, as normally performed, followed by transfer of the platelets to a disposable treatment container with the S-59 compound. The mixture of S-59 and platelets is then illuminated for approximately three minutes. The final step employs the SRD, a passive adsorption device, to reduce the amount of residual S-59 and S-59 breakdown products. Following the SRD treatment, which takes approximately eight hours, the platelets are transferred to the final storage container.

     Development Status. Based on discussions with the FDA, the Company believes that it will be required to provide data from human clinical studies to demonstrate the safety of treated platelets and their therapeutic comparability to untreated platelets, but that only data from in vitro studies, not data from human clinical studies, will be required to demonstrate the system's efficacy in inactivating pathogens. In light of these criteria, the Company's clinical trial program for platelets will consist of studies that differ from the usual Phase 1, Phase 2 and Phase 3 studies. Specifically, its Phase 1 studies were designed to demonstrate in healthy subjects that use of the system does not alter the in vivo function (therapeutic efficacy) of the platelets treated with the system and to evaluate in healthy subjects the safety and tolerability of platelets treated with the system. Phase 2 studies consist of a reevaluation in the healthy subjects used in the Phase 1 study of the in vivo function of platelets treated with the system. Phase 3 studies are expected to consist of a study of the therapeutic efficacy of platelets treated with the system in a larger group of patients who require transfusions.

     There can be no assurance, however, that these means of demonstrating safety and efficacy will ultimately be acceptable to the FDA or that the FDA will continue to believe that this clinical protocol is appropriate. Moreover, even if the FDA considers these means of demonstrating safety and efficacy to be acceptable in principle, there can be no assurance that the FDA will find the data submitted sufficient to demonstrate safety and efficacy. In particular, although the Company anticipates that the FDA will consider in vitro data an appropriate means of demonstrating efficacy in pathogen inactivation, there can be no assurance that the FDA will so conclude, and any requirement to provide other than in vitro data would adversely affect the timing and could affect the success of the Company's efforts to obtain regulatory approval. See
"-- Government Regulation."

     In vitro studies conducted by the Company have indicated the efficacy of the Company's platelet pathogen inactivation system for the inactivation of a broad array of viral pathogens (cell-free HIV, cell-associated HIV, proviral HIV, human CMV and model viruses for human HBV and HCV) and bacterial pathogens (six gram-positive strains and seven gram-negative strains) up to concentrations that the Company believes are present in contaminated platelets when the blood is donated. There can be no assurance that contamination will never exceed such concentrations. Similar in vitro studies have indicated inhibition of leukocyte activity. Because of the mechanism of action of its platelet pathogen inactivation system, the Company believes that its platelet system may also inactivate protozoans in platelets. Psoralens other than S-59 have been shown to inactivate protozoans in cell culture media. However, to date the Company has conducted no studies on protozoans with S-59 in platelets, and there can be no assurance that the Company's platelet pathogen inactivation system would effectively inactivate protozoans.

     Human clinical trials of the platelet pathogen inactivation system are currently being pursued by the Company. Baxter is the sponsor of such trials. Based upon the assumptions discussed above, the Company currently plans to conduct clinical trials for the platelet pathogen inactivation system in the phases described below.

     The Company's platelet pathogen inactivation system consists of four new components not previously tested in humans: the photochemical compound S-59, a synthetic platelet additive solution (PAS III), the PL 2410 plastic container for treatment and storage and the SRD. In the initial Phase 1a trial, the Company compared platelets treated with the pathogen inactivation system (without the SRD) with non-photochemically treated platelets suspended in the new PAS III solution and stored in the new PL 2410 plastic container developed by Baxter, rather than with standard platelets prepared in plasma and stored in a currently approved container.

     The Phase 1a trial, completed in March 1996, consisted of a single blind, randomized, crossover study in 20 healthy volunteer subjects divided between two sites. The study compared the post-transfusion recovery (the proportion of transfused platelets circulating in the first hours after transfusion) and lifespan (the length of time the transfused platelets circulate in the recipient's bloodstream) of a small volume (10 ml) of five-day-old treated and untreated platelets. Under current FDA regulations, platelets may not be stored for more than five days after collection from the donor.

     Post-transfusion recovery and lifespan of five-day-old standard platelets varies widely, even in healthy individuals. As a result, there is no established regulatory or clinical standard for post-transfusion recovery and lifespan of platelets. In the Company's clinical study, the average post-transfusion recovery of five-day-old platelets treated with the Company's platelet pathogen inactivation system was lower than that of the untreated five-day-old platelets. Although this difference was statistically significant, the average post-transfusion recovery was within the range of average recoveries reported in published studies funded by the National Institutes of Health (the "NIH") and Baxter, as well as in a number of other studies reported in the scientific literature. These published studies used currently approved processing and storage systems. In addition, in the Company's clinical study, the average lifespan of treated platelets was shorter than that of untreated platelets. Although this difference was statistically significant and the average lifespan was lower than the range of average untreated platelet lifespans reported in the published studies referred to above, the average lifespan was within the distribution of ranges of untreated platelet lifespans reported in such studies. The clinical investigators reported no adverse events attributable to transfusion with the treated platelets.

     In June 1996, a Phase 1b single blind, randomized, crossover study was commenced in 10 healthy subjects. This study, currently in progress, will compare the tolerability and safety of photochemically treated platelets processed with the SRD with untreated platelets. This second study will involve the transfusion of full therapeutic doses of platelets (300 ml) given at the maximum tolerable transfusion rate.

     In July 1996, a protocol was filed with the FDA to conduct a Phase 2 clinical study designed to measure the post-transfusion platelet recovery and lifespan of photochemically treated platelets processed with the SRD and stored for five days. The protocol calls for this study to be carried out in 12 to 16 healthy subjects from the Phase 1a study so that comparisons may be made with prior results. The Company currently anticipates that the Phase 2 clinical study will commence in late 1996. If the Phase 2 trial is successfully completed, the Company intends to submit a protocol for a Phase 3 pivotal, randomized study in 200 to 260 patients requiring platelet transfusion. The Company currently anticipates that the primary endpoint in this study will be the increase in platelet count post-transfusion adjusted for platelet dose and patient size (the "corrected count increment").

     The Company believes that, in deciding whether a pathogen inactivation system is safe and effective, the FDA is likely to take into account whether it adversely affects the therapeutic efficacy of blood components as compared to the therapeutic efficacy of blood components not treated with the system, and that the FDA will weigh the safety and other risks against the benefits of using the system in a blood supply that has become safer in recent years. The Company currently does not expect to file a product approval application with the FDA or comparable regulatory filings in Europe for its platelet pathogen inactivation system or for any of its other planned products prior to 1998. The results from preclinical studies and early clinical trials conducted by the Company may not be predictive of results obtained in later clinical trials, and there can be no assurance that clinical trials conducted by the Company will demonstrate sufficient safety and efficacy to obtain the requisite approvals or that marketable products will result. The rate of completion of the Company's clinical trials may be delayed by many factors, including slower than anticipated patient enrollment or any other adverse event occurring during the clinical trials. No assurance can be given that any of the Company's development programs will be successfully completed, that any further IND will become effective or that additional clinical trials will be allowed by the FDA or other regulatory authorities, that clinical trials will commence as planned, that required United States or foreign regulatory approvals will be obtained on a timely basis, if at all, or that any products for which approval is obtained will be commercially successful. The Company does not intend to make any labeling claims that the Company's pathogen inactivation systems may inactivate any pathogens for which it does not have in vitro data supporting such claims. The Company does not expect that its platelet pathogen inactivation system will be able to inactivate all known and unknown infectious pathogens.

     FFP PROGRAM

     FFP Usage and Market. Plasma is a noncellular component of blood that contains coagulation factors and is essential for maintenance of intravascular volume. Plasma is either separated from collected units of whole blood or collected directly by apheresis. The collected plasma is then packaged and frozen to preserve the coagulation factors. Some of the frozen plasma is made available for fractionation, while some is designated for use as FFP. FFP is a source of all blood clotting factors except platelets and is used to control bleeding in patients who require clotting factors, such as patients undergoing extensive surgical procedures or transplants and patients with chronic liver disease or certain genetic clotting factor deficiencies.

     The Company estimates the annual production of FFP in 1995 to be 3.4 million transfusion units in North America, 4.8 million transfusion units in Western Europe and 2.0 million transfusion units in Japan. In the Cost Study, the estimated base price of a transfusion unit of FFP in the United States ranges from approximately $35 to $73. A typical therapeutic transfusion consists of four to six transfusion units of FFP.

     FFP Pathogen Inactivation System. The Company's pathogen inactivation system for FFP will use the same S-59 psoralen compound and is expected to use an SRD and illumination device similar to those being used by the Company in its clinical trials for its platelet pathogen inactivation system. The parameters of the system are expected to be very similar to the platelet treatment system, with minor changes in the illumination time and treatment volume. The FFP pathogen inactivation system under development involves the collection of plasma by either manual or automated procedures. Plasma is then transferred to a disposable container with S-59. The mixture of S-59 and plasma is then illuminated for approximately three minutes. The final step employs the SRD to reduce residual S-59 and breakdown products. Following the SRD treatment, the plasma is transferred to the final storage container and is frozen in accordance with standard protocols.

     Development Status. The Company believes that the requirements to obtain regulatory approval of the FFP pathogen inactivation system will be substantially similar to those applicable to the platelet pathogen inactivation system.

     In vitro studies conducted by the Company to date have indicated the efficacy of the FFP pathogen inactivation system for the inactivation in FFP of a broad array of viral pathogens. Because of the mechanism of action of its FFP pathogen inactivation system, the Company believes that its system may also inactivate protozoans and inhibit leukocyte function. To date, the Company has conducted no studies on protozoans or to detect inhibition of leukocyte activity in FFP, and there can be no assurance that the Company's FFP pathogen inactivation system would effectively inactivate protozoans or leukocytes. The Company has assessed the impact of S-59 photochemical treatment on the function of plasma proteins. Plasma derived from whole blood or apheresis must be frozen within eight hours of collection to meet the standard as "fresh frozen plasma." After freezing, plasma may be stored for up to one year, thawed once, and must be transfused within 24 hours of thawing. The Company has measured the in vitro coagulation function activity of various clotting factors in FFP after photochemical treatment, SRD treatment, freezing and thawing. These factors are Fibrinogen (Factor I), Prothrombin (Factor II), Factor V, Factor VII, Hemophilia A Factor (Factor VIII), Hemophilia B Factor (Factor IX), Factor X and Factor XI. The Company believes that in vitro data from these studies indicate that treated FFP maintained adequate levels of coagulation function for FFP. These in vitro results are not necessarily indicative of coagulation function that may be obtained in vivo, and there can be no assurance that the FDA or foreign regulatory authorities would view such levels of coagulation function as adequate.

     The Company believes that the Phase 1 clinical trials for the FFP pathogen inactivation system will be similar to the clinical protocol for the platelet pathogen inactivation system. The Company intends to submit an IND to the FDA to begin Phase 1 clinical trials on the FFP pathogen inactivation system in early 1997. There can be no assurance that the Company will submit such application as planned or complete clinical trials as planned or that any such trials, if commenced, will be successful.

     RED CELL PROGRAM

     Red Cell Usage and Market. Red blood cells are essential components of blood that carry oxygen to tissues and carbon dioxide to the lungs. Red cells may be transfused as a single treatment in surgical and trauma patients with active bleeding or on a repeated basis in patients with acquired anemia or genetic disorders such as sickle cell anemia, or in connection with chemotherapy.

     The Company estimates the annual production of red blood cells in 1995 to be 13.7 million transfusion units in North America, 14.3 million transfusion units in Western Europe and 3.0 million transfusion units in Japan. The Cost Study indicated that the estimated cost of a transfusion unit of red blood cells in the United States ranges from approximately $66 to $110. A typical red blood cell transfusion consists of two or more red blood cell transfusion units. As shown in the Cost Study, a red blood cell transfusion may also require one or more additional procedures with additional costs ranging from $10 to $210 for each procedure. The procedures are used to address problems presented by leukocytes and to conduct pathogen diagnostic testing beyond the standard testing.

     Red Cell ALE Treatment System. The Company is developing a system for pathogen inactivation in red blood cells using a compound that binds to nucleic acid in a manner similar to that of S-59-based systems, but does not require light. The Company's method for inactivating pathogens in red blood cells is based on a proprietary ALE compound, S-303, a small molecule synthesized by the Company. The selection of S-303 was based on preclinical studies of over 100 ALE compounds synthesized by the Company to assess safety, stability and ability to inactivate pathogens and leukocytes, while preserving red cell survival and function.

     The red cell ALE treatment system, which is being co-developed with Baxter, is being designed for implementation in blood center settings with minimal disruption of current processing practices. The system is being designed for use with both manual and automated red blood cell collection systems.

     Development Status. In vitro studies by the Company have indicated the efficacy of the ALE process for the inactivation of a broad array of viral and bacterial pathogens. Because of the mechanism of action of its red cell ALE treatment system, the Company believes that its system may also inactivate protozoans and inhibit leukocyte function. However, the Company has conducted no studies on protozoans or to detect inhibition of leukocyte activity in red cells, and there can be no assurance that the Company's red cell system would be effective to inactivate protozoans or leukocytes. The Company is currently conducting additional tests on S-303 and expects to commence good laboratory practice (GLP) toxicology and pathogen inactivation validation studies on its red cell pathogen inactivation system in early 1997. The estimated date for the commencement of these additional studies is a forward-looking statement that involves risk and uncertainties. There can be no assurance that these studies will not be delayed as a result of certain factors set forth under "Risk Factors" and elsewhere in this Prospectus.

FUTURE PRODUCT DEVELOPMENT

     The Company believes that the technology it has developed for treatment of platelets, FFP and red cells may have application in treating other blood products, including plasma fractions, such as Factor VIII and Factor IX clotting factors, and recombinant equivalents of plasma derivatives. The Company also believes that the compounds and processes it has developed for inactivation of pathogens and leukocytes may have other medical applications in which reactions with nucleic acid may serve to prevent or control the activities of cells or microorganisms.

ALLIANCE WITH BAXTER

     In December 1993, the Company entered into an agreement with Baxter to develop, manufacture and market worldwide a system for pathogen inactivation of platelets for transfusion (the "Platelet Agreement"). Under the Platelet Agreement, Baxter purchased 125,000 shares of Series C Preferred Stock for an aggregate purchase price of $1.0 million and paid the Company up-front license fees and milestone and development payments totaling $5.2 million. The agreement provides for Baxter and the Company to share development expenses and for Baxter to make additional payments to the Company subject to the achievement of certain milestones. To date, Baxter has paid the Company $1.75 million based on the achievement of preclinical and clinical milestones, in addition to payments made by Baxter to cover its share of development expenses.

     In July 1995, the Company entered into interim research funding agreements with Baxter providing for Baxter and the Company to share research and development expenses in 1995 for the Company's pathogen inactivation systems for FFP and red blood cells.

     In April 1996, the Company entered into an agreement with Baxter to develop, manufacture and market systems for pathogen inactivation of FFP and red blood cells (the "Red Cell/Plasma Agreement"). Under the Red Cell/Plasma Agreement and a related Series E Preferred Stock Purchase Agreement dated April 1, 1996, Baxter purchased 190,477 shares of Series E Preferred Stock on April 1, 1996 at an aggregate purchase price of $3.0 million and 190,476 shares of Series E Preferred Stock on July 1, 1996 at an aggregate purchase price of $3.0 million. The agreement provides for Baxter to share expenses for development of FFP and red cell pathogen inactivation systems commencing on January 1, 1997. The sharing by Baxter of development expenses is conditioned upon receipt of regulatory approval to begin Phase 3 clinical trials of its platelet pathogen inactivation system.

     The Red Cell/Plasma Agreement calls for specific equity investments by Baxter to be made at 120% of the market price at the time of each investment subject to the achievement of certain milestones as follows: (i) $5 million, upon the later of January 10, 1997 and the approval to commence a Phase 3 study in the United States or Europe in the program under the Platelet Agreement, (ii) either $5 million, upon the later of January 10, 1998 and the achievement of both (a) the mutual determination by the Company and Baxter that there is sufficient data to conclude that the Phase 3 platelet trials are likely to satisfy specified criteria (the "Interim Platelet Determination") and (b) the filing of an IND with the FDA to begin a Phase 1 study under the red cell program or comparable filing in Europe under such program, or separate equity investments of $2 million, upon the later of January 10, 1998 and the Interim Platelet Determination and $3 million, upon the later of January 10, 1998 and the approval of an IND by the FDA under the red cell program or comparable approval in Europe under such program, and (iii) $5 million, upon the later of January 10, 1999 and the achievement of both (a) the approval by the FDA to commence a Phase 2 study in the United States or comparable approval in Europe under the red cell project and the (b) approval of a New Drug Application ("NDA") by the FDA under the platelet program or comparable approval in Europe under such program.

     Pursuant to the Red Cell/Plasma Agreement, Baxter has agreed that it will not at any time, nor will it permit any of its affiliates, to own capital stock of the Company having 20.1% or more of the outstanding voting power of the Company. Such restrictions on stock purchases will not apply in the event a third party makes a tender offer for a majority of the outstanding voting securities of the Company or if the Board of Directors of the Company determines to liquidate or sell to a third party substantially all of the assets or a majority of the voting securities of the Company or to approve a merger or consolidation in which the Company's stockholders will not own a majority of the voting securities of the surviving entity.

     Baxter has the right to purchase a number of shares up to 19.9% of any equity securities to be sold in this offering and the Baxter Private Placement. Baxter has committed to purchase the maximum number of shares of Common Stock permitted by its agreements with the Company at the initial public offering price, less underwriting discounts and commissions, of $6.9 million (assuming a total price to public of $30 million), subject to certain conditions, including the closing of this offering and the satisfaction of any waiting period requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder. The sale of such shares will not be registered in this offering. Pursuant to an Amended and Restated Investors' Rights Agreement dated as of April 1, 1996, the Company has granted to Baxter certain registration rights.

     Subject to regulatory approval of a pathogen inactivation system developed under either agreement, Baxter has the exclusive right and responsibility to market the system (including both the inactivation system disposables and any related instruments) worldwide. The Company is obligated to supply the inactivation compound for the system, with Baxter supplying the remaining components. Under the Platelet Agreement, the Company is to receive a specified percentage of revenues from sales of inactivation system disposables after deducting from such revenues the amount by which Baxter's and the Company's cost of goods for the inactivation system disposables exceeds certain dollar amounts specified in the agreement. Under the Red Cell/Plasma Agreement, the Company and Baxter are to share gross profits from sales of inactivation system disposables, after deducting from such gross profits a specified percentage allocation to be retained by the marketing party for marketing and administrative expenses. Under the Red Cell/Plasma Agreement, the Company and Baxter are also to receive their respective costs of goods for compounds and components supplied for inactivation system disposables. Under each agreement, Baxter will retain revenues from the sales of any related instruments, such as the illumination devices used to activate S-59. If Baxter does not market a system in a country following its regulatory approval, ceases to market a system or fails to satisfy certain market penetration criteria in the case of the platelet system, the Company will have the non-exclusive right under the Platelet Agreement and the exclusive right under the Red Cell/Plasma Agreement to market such system in that country.

     Pursuant to the Baxter agreements, Baxter has certain discretion in decisions concerning the development and marketing of pathogen inactivation systems. There can be no assurance that Baxter will not elect to pursue alternative technologies or product strategies or that its corporate interests and plans will remain consistent with those of the Company. The Company is aware that Baxter is developing an alternative pathogen inactivation system for FFP, based on a compound known as methylene blue. Other companies are currently marketing methylene blue-based pathogen inactivation systems for FFP in Europe. If the Company's agreements with Baxter were terminated or if Baxter's product development efforts were unsuccessful, the Company may need to obtain additional funding from other sources and would be required to devote additional resources to the development of its products, delaying the development of its products. Any such delay would have a material adverse effect on the Company's business, financial condition and results of operations. There can also be no assurance that disputes will not arise in the future with respect to the Baxter agreements. Possible disagreements between Baxter and the Company could lead to delays in the research, development or commercialization of certain planned products or could require or result in time-consuming and expensive litigation or arbitration and would have a material adverse effect on the Company's business, financial condition and results of operations.

     In the development agreements, Baxter agreed to certain limited restrictions on its ability to independently develop and market products that compete with the products under the agreements. There can be no assurance that these provisions will prevent Baxter from developing or marketing competing products. The development agreements contain restrictions on the Company's ability to develop and market pathogen inactivation systems for blood components outside the Baxter agreements. The Company is entitled, however, to enter into development and licensing agreements with third parties for pathogen inactivation technology for plasma derivatives and recombinant equivalents of plasma derivatives. Such development and licensing agreements are free of any rights of Baxter, except that the Company must offer Baxter the right to license such technology on terms no less favorable than the terms offered to other plasma derivative manufacturers.

     The development programs under either of the Baxter agreements may be terminated by Baxter or the Company on 90 days' notice. Neither party may give such notice under the FFP program or the red cell program before January 1, 1998 if program test results are successful. If either party so terminates as to a program, the other party gains exclusive development and marketing rights to the program, and the terminating party's sharing in program revenues is significantly reduced.

     The agreements with Baxter expressly provide that they do not and shall not be deemed to create any relationship or a joint venture or partnership. See
"-- Manufacturing and Supply," "-- Marketing, Sales and Distribution" and
"-- Competition."

RESEARCH GRANTS

     The Company has three ongoing federal (R01) grants which are administered by the NIH relating to the Company's research and development of its pathogen inactivation systems. Two of the grants were awarded directly to the Company and are five-year awards totaling approximately $1.7 million and $1.3 million, respectively. The third grant was transferred from the University of California at San Francisco to Cerus at the time Dr. Corash, the grant's principal investigator, began his employment relationship with the Company. The balance of the grant transferred to the Company was approximately $579,000. These three federal grants must be renewed annually by submitting an Application for Continuing Support to the NIH. The Company retains all rights to technology funded by these grants, subject to certain rights of the federal government if the Company fails to commercialize the technology in a timely manner. The government also has a non-exclusive license to such technology for government purposes.

MANUFACTURING AND SUPPLY

     The Company has in the past utilized, and intends to continue to utilize, third parties to manufacture and supply the inactivation compounds for its systems and Baxter for other system components for use in clinical trials and for the potential commercialization of its products in development. The Company has no experience in manufacturing products for commercial purposes and does not have any manufacturing facilities. Consequently, the Company is dependent on contract manufacturers for the production of compounds and on Baxter for other system components for development and commercial purposes.

     The Company is responsible for developing and delivering its proprietary compounds for effecting pathogen inactivation to Baxter for incorporation into the final system configuration. This arrangement applies both to the current supply for clinical trials and, if applicable regulatory approvals are obtained, the future commercial supply. In order to provide the inactivation compounds for its platelet and FFP pathogen inactivation systems, the Company has contracted with two manufacturing facilities for large-scale synthesis of S-59 and currently has a stock of compound sufficient to support the anticipated remaining clinical trials planned for the platelet pathogen inactivation system. Only one of the manufacturers, however, has increased its production capabilities to produce S-59 in commercial quantities. If such manufacturer is unable to continue to produce S-59 in commercial quantities, the Company could experience material delays and shortfalls in compound supply while the alternative manufacturer increased its production capabilities or while the Company identified another manufacturer and such manufacturer prepared for production. There can be no assurance that the existing manufacturers or any new manufacturers will be able to provide commercial quantities of S-59 needed for the Company's pathogen inactivation systems in the future.

     The red cell pathogen inactivation system will require the manufacture of S-303, which the Company has produced in only limited quantities for its research and preclinical development requirements. The Company is in the process of identifying a pharmaceutical manufacturer to begin production of S-303 for additional preclinical use. No assurance can be given that an appropriate clinical or commercial-scale manufacturer of

S-303 will be identified or that the Company will be able to enter into arrangements for the manufacture of S-303 on reasonable terms, if at all.

     Under the terms of the Company's development agreements with Baxter for all described pathogen inactivation systems, Baxter is responsible for manufacturing the disposable units, such as blood storage containers and related tubing, as well as any device associated with the inactivation processes. If the Company's agreements with Baxter were terminated or if Baxter otherwise failed to deliver an adequate supply of components, the Company would be required to identify other third-party component manufacturers. There can be no assurance that the Company would be able to identify such manufacturers on a timely basis or enter into contracts with such manufacturers on reasonable terms, if at all. Any delay in the availability of devices or disposables from Baxter could affect the timely submission of products for regulatory approval or the market introduction and subsequent sales of such products and would have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the inclusion of components manufactured by others could require the Company to seek new approvals from government regulatory authorities, which could result in delays in product delivery. There can be no assurance that the Company would receive any such required regulatory approvals. Any such delay would have a material adverse effect on the Company's business, financial condition and results of operations.

     There can be no assurance that the Company will be able to contract for the manufacturing of products and compounds for its pathogen inactivation systems on reasonable terms, if at all. In the event that the Company is unable to obtain or retain third-party manufacturing, it will not be able to commercialize its products as planned. The Company's dependence upon third parties, including Baxter, for the manufacture of critical portions of its pathogen inactivation systems may adversely affect the Company's operating margins and its ability to develop, deliver and sell products on a timely and competitive basis. Failure of any third-party manufacturer to deliver the required quantities of products on a timely basis and at commercially reasonable prices could materially adversely affect the Company's business, financial condition and results of operations. In the event the Company undertakes to establish its own commercial manufacturing capabilities, it will require substantial additional funds, manufacturing facilities, equipment and personnel.

     The Company purchases certain key components of its compounds from a limited number of suppliers. While the Company believes that there are alternative sources of supply for such components, establishing additional or replacement suppliers for any of the components in the Company's compounds, if required, may not be accomplished quickly and could involve significant additional costs. Any failure by the Company to obtain any of the components used to manufacture the Company's compounds from alternative suppliers, if required, could limit the Company's ability to manufacture its compounds and could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Alliance with Baxter."

MARKETING, SALES AND DISTRIBUTION

     The market for blood component treatment systems consists of the blood centers and hospitals that collect, store and distribute blood and blood components. In the United States, the American Red Cross collects and distributes approximately 45% of the nation's supply of blood and blood components. Other major blood centers include the New York Blood Center and United Blood Services, each of which distributes approximately 6% of the nation's supply of blood and blood components. In Western Europe and Japan, various national blood transfusion services or Red Cross organizations collect, store and distribute virtually all of their respective nations' blood and blood components supply. Hospital-affiliated blood banks also store and dispense blood and blood components but generally do not collect significant quantities of blood. The Company believes that, if the Company's products receive appropriate regulatory approvals, the relatively concentrated nature of the market may facilitate the Company's ability to penetrate the market more quickly.

     The Company believes that market acceptance of the Company's pathogen inactivation systems will depend, in part, on the Company's ability to provide acceptable evidence of the safety, efficacy and cost-effectiveness of its products, as well as the ability of blood centers to obtain FDA approval and adequate reimbursement for such products. The Company believes that market acceptance of its pathogen inactivation systems also will depend upon the extent to which physicians, patients and health care payors perceive that the benefits of using blood components treated with the Company's systems justify the additional costs and processing requirements in a blood supply that has become safer in recent years. While the Company believes that its pathogen inactivation systems are able to inactivate pathogens up to concentrations that the Company believes are present in contaminated blood components when the blood is donated, there can be no assurance that contamination will never exceed such levels. The Company does not expect that its planned products will be able to inactivate all known and unknown infectious pathogens, and there can be no assurance that the inability to inactivate certain pathogens will not affect the market acceptance of its products. There can be no assurance that the Company's pathogen inactivation systems will gain any significant degree of market acceptance among blood centers, physicians, patients and health care payors, even if clinical trials demonstrate safety and efficacy and necessary regulatory approvals and health care reimbursement approvals are obtained.

     If appropriate regulatory approvals are received, Baxter will be responsible for the marketing, sales and distribution of the Company's pathogen inactivation systems for blood components worldwide. The Company does not currently maintain, nor does it intend to develop, its own marketing and sales organization but instead expects to continue to rely on Baxter to market and sell its pathogen inactivation systems. There can be no assurance that the Company will be able to maintain its relationship with Baxter or that such marketing arrangements will result in payments to the Company. Revenues to be received by the Company through any marketing and sales arrangement with Baxter will be dependent on Baxter's efforts, and there can be no assurance that the Company will benefit from Baxter's present or future market presence or that such efforts will otherwise be successful. If the Company's agreements with Baxter were terminated or if Baxter's marketing efforts were unsuccessful, the Company's business, financial condition and results of operations would be materially adversely affected. See "-- Alliance with Baxter."

COMPETITION

     The Company expects to encounter competition in the sale of products it may develop. If regulatory approvals are received, the Company's products may compete with other approaches to blood safety currently in use, as well as with future products developed by biotechnology and pharmaceutical companies, hospital supply companies, national and regional blood centers, certain governmental organizations and agencies. Companies that may be competitors or potential competitors have substantially greater financial and other resources than the Company and may have greater experience in preclinical testing, human clinical trials and other regulatory approval procedures. The Company's ability to compete successfully will depend, in part, on its ability to develop proprietary products, develop and maintain products that reach the market first, are technologically superior to and/or are of lower cost than other products on the market, attract and retain scientific personnel, obtain patent or other proprietary protection for its products and technologies, obtain required regulatory approvals, and manufacture, market and sell any product that it develops. In addition, other technologies or products may be developed that have an entirely different approach or means of accomplishing the intended purposes of the Company's products, or that might render the Company's technology and products uncompetitive or obsolete. Furthermore, there can be no assurance that the Company's competitors will not obtain patent protection or other intellectual property rights that would limit the Company's ability to use the Company's technology or commercialize products that may be developed.

     Several companies are developing technologies which are, or in the future may be, the basis for products that will directly compete with or reduce the market for the Company's pathogen inactivation systems. A number of companies are specifically focusing on alternative strategies for pathogen inactivation or removal in various blood components. Although no commercial processes are currently available to eliminate or inactivate pathogens in platelets and red cells, a number of pathogen inactivation methods are used commercially in Europe for FFP, including treatment with solvent-detergent and methylene blue. Both of these processes can result in degradation of the plasma proteins. In addition, because the solvent-detergent process uses hundreds of units of plasma that have been combined into large pools, there is increased risk of transmission of pathogens not inactivated by the process, such as parvovirus B-19. Other groups are developing synthetic blood product substitutes or products to stimulate the growth of platelets. If any of these technologies is successfully developed, it could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company believes that the primary competitive factors in the market for pathogen inactivation systems will include the breadth and effectiveness of pathogen inactivation processes, ease of use, the scope and enforceability of patent or other proprietary rights, product price, product supply and marketing and sales capability. In addition, the length of time required for products to be developed and to receive regulatory and, in some cases, reimbursement approval is an important competitive factor. The Company believes it competes favorably with respect to these factors, although there can be no assurance that it will be able to continue to do so. The biopharmaceutical field is characterized by rapid and significant technological changes. Accordingly, the Company's success will depend in part on its ability to respond quickly to medical and technological changes through the development and introduction of new products. Product development involves a high degree of risk, and there can be no assurance that the Company's product development efforts will result in any commercially successful products.

     The Company relies on Baxter to support preclinical evaluation and clinical development of its pathogen inactivation systems, as well as to manufacture and market the systems. Under the terms of the Red Cell/Plasma Agreement, Baxter has reserved the right to market competing products not within the field of psoralen or ALE inactivation. Baxter is conducting several independent product development efforts in blood collection and processing that may improve blood quality and safety. The Company is aware that Baxter is developing an alternative pathogen inactivation system for FFP, based on a compound known as methylene blue. The development and commercialization of the Company's pathogen inactivation systems could be materially adversely affected by competition with Baxter or by Baxter's election to pursue alternative strategies or technologies in lieu of those of the Company. See "-- Alliance with Baxter."

PATENTS, LICENSES AND PROPRIETARY RIGHTS

     The Company's success depends in part on its ability to obtain patents, to protect trade secrets, to operate without infringing upon the proprietary rights of others and to prevent others from infringing on the proprietary rights of the Company. The Company's policy is to seek to protect its proprietary position by, among other methods, filing United States and foreign patent applications related to its proprietary technology, inventions and improvements that are important to the development of its business. As of July 31, 1996, the Company owned 25 issued or allowed United States patents and 13 issued or allowed foreign patents. In addition, the Company has 33 pending United States patent applications and has filed 12 corresponding patent applications under the Patent Cooperation Treaty, three of which are currently pending in Europe, Japan, Australia and Canada. Proprietary rights relating to the Company's planned and potential products will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are effectively maintained as trade secrets. There can be no assurance that any patents owned by, or licensed to, the Company will afford protection against competitors or that any pending patent applications now or hereafter filed by, or licensed, to the Company will result in patents being issued. In addition, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States.

     The patent positions of biopharmaceutical companies involve complex legal and factual questions and, therefore, their enforceability cannot be predicted with certainty. There can be no assurance that any of the Company's patents or patent applications, if issued, will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company against competitors with similar technology. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate any technology developed by the Company. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of the Company's products can be commercialized, any related patent may expire or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent.

     Because patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first to make the inventions covered by each of its issued or pending patent applications or that it was the first to file patent applications for such inventions. There can be no assurance the

Company's planned or potential products will not be covered by third-party patents or other intellectual property rights, in which case continued development and marketing of such products would require a license under such patents or other intellectual property rights. There can be no assurance that such required licenses will be available to the Company on acceptable terms, if at all. If the Company does not obtain such licenses, it could encounter delays in product introductions while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licenses is foreclosed. Litigation may be necessary to defend against or assert such claims of infringement, to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the scope and validity of the proprietary rights of others. In addition, interference proceedings declared by the United States Patent and Trademark Office may be necessary to determine the priority of inventions with respect to patent applications of the Company. Litigation or interference proceedings could result in substantial costs to and diversion of effort by the Company, and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that these efforts by the Company would be successful.

     The Company may rely, in certain circumstances, on trade secrets to protect its technology. However, trade secrets are difficult to protect. The Company seeks to protect its proprietary technology and processes, in part, by confidentiality agreements with its employees and certain contractors. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors. To the extent that the Company's employees or its consultants or contractors use intellectual property owned by others in their work for the Company, disputes may also arise as to the rights in related or resulting know-how and inventions.

GOVERNMENT REGULATION

     The Company and its products are comprehensively regulated in the United States by the FDA and, in some instances, by state and local governments, and by comparable governmental authorities in other countries. The FDA regulates drugs, medical devices and biologics under the Federal Food, Drug and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. These laws and implementing regulations govern, among other things, the development, testing, manufacturing, record keeping, storage, labeling, advertising, promotion and premarket clearance or approval of products subject to regulation.

     The Company believes its pathogen inactivation systems will be regulated by the FDA as drugs. It is also possible, however, that the FDA will decide to regulate the pathogen inactivation systems as "biologics," as "combination products," including drugs or biologics and one or more medical devices, or as drugs or biologics with one or more medical devices (i.e., the blood bags and light source) requiring separate approval or clearance. Whether the FDA regulates the pathogen inactivation systems as drugs or as one or more of the other alternatives, it is likely that the FDA's Center for Biologics Evaluation and Review will be principally responsible for regulating the pathogen inactivation systems.

     Before a new drug may be marketed in the United States, the FDA must approve an NDA for the product. Before a biologic may be marketed in the United States, the FDA must approve a Biologics License Application ("BLA") or a Product License Application ("PLA") for the product and an Establishment License Application ("ELA") for the facility at which the product is manufactured. Before a medical device may be marketed in the United States, the FDA must clear a pre-market notification (a "510(k)") or approve a pre-market approval application ("PMA") for the product. Before a combination product may be marketed in the United States, it must have an approved NDA, BLA (or PLA/ELA) or PMA, depending on which statutory authority the FDA elects to use.

     Despite the multiplicity of statutory and regulatory possibilities, the steps required before approval are essentially the same whether the product is ultimately regulated as a drug, a biologic, a medical device, a combination product or some combination thereof. The steps required before a drug, biologic or medical device may be approved for marketing in the United States pursuant to an NDA, BLA (or PLA/ELA) or

PMA, respectively, generally include (i) preclinical laboratory and animal tests, (ii) submission to the FDA of an IND (for drugs or biologics) or an investigational device exemption ("IDE") (for medical devices) for human clinical testing, which must become effective before human clinical trials may begin, (iii) appropriate tests to show the product's safety, (iv) adequate and well-controlled human clinical trials to establish the product's efficacy for its intended indications, (v) submission to the FDA of an NDA, BLA (or PLA/ELA) or PMA, as appropriate and (vi) FDA review of the NDA, BLA (or PLA/ELA) or PMA in order to determine, among other things, whether the product is safe and effective for its intended uses. In addition, the FDA inspects the facilities at which the product is manufactured and will not approve the product unless compliance with cGMP requirements is satisfactory. The steps required before a medical device may be cleared for marketing in the United States pursuant to a 510(k) are generally the same, except that instead of conducting tests to demonstrate safety and efficacy, data, including clinical data if necessary, must be obtained to show that the product is substantially equivalent to a legally marketed device, and the FDA must make a determination of substantial equivalence rather than a determination that the product is safe and effective.

     The Company believes that, in deciding whether a pathogen inactivation system is safe and effective, the FDA is likely to take into account whether it adversely affects the therapeutic efficacy of blood components as compared to the therapeutic efficacy of blood components not treated with the system, and that the FDA will weigh the safety and other risks against the benefits of using the system in a blood supply that has become safer in recent years.

     Based on discussions with the FDA, the Company believes that it will be required to provide data from human clinical studies to demonstrate the safety of treated platelets and their therapeutic comparability to untreated platelets, but that only data from in vitro studies, not data from human clinical studies, will be required to demonstrate the system's efficacy in inactivating pathogens. In light of these criteria, the Company's clinical trial program for platelets will consist of studies that differ from the usual Phase 1, Phase 2 and Phase 3 studies. Specifically, its Phase 1 studies were designed to demonstrate in healthy subjects that use of the system does not alter the in vivo function (therapeutic efficacy) of the platelets treated with the system and to evaluate in healthy subjects the safety and tolerability of platelets treated with the system. Phase 2 studies will consist of a reevaluation in the healthy subjects used in the Phase 1 study of the in vivo function of platelets treated with the system. Phase 3 studies are expected to consist of a study of the therapeutic efficacy of platelets treated with the system in a larger group of patients who require transfusions. The Company believes that the Phase 1 clinical trials for the FFP pathogen inactivation system will be similar to the clinical protocols for the platelet pathogen inactivation system. To date, The Company has not had specific discussions with the FDA regarding the FFP or red cell clinical development programs.

     There can be no assurance, however, that these means of demonstrating safety and efficacy will ultimately be acceptable to the FDA or that the FDA will continue to believe that this clinical protocol is appropriate. Moreover, even if the FDA considers these means of demonstrating safety and efficacy to be acceptable in principle, there can be no assurance that the FDA will find the data submitted sufficient to demonstrate safety and efficacy. In particular, although the Company anticipates that the FDA will consider in vitro data an appropriate means of demonstrating efficacy in pathogen inactivation, there can be no assurance that the FDA will so conclude, and any requirement to provide other than in vitro data may adversely affect the timing and could affect the success of the Company's efforts to obtain regulatory approval.

     Even if regulatory approval or clearance is granted, it could include significant limitations on the indicated uses for which a product could be marketed. For example, the Company does not believe that it will be able to make any labeling claims that the Company's pathogen inactivation systems may inactivate any pathogens for which it does not have in vitro data supporting such claims. The testing and approval/clearance process requires substantial time, effort and financial resources, and is generally lengthy, expensive and uncertain. The approval process is affected by a number of factors, including the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. Additional animal studies or clinical trials may be requested during the FDA review period and may delay marketing approval. After FDA approval for the initial indications, further clinical trials may be necessary to gain approval for the use of the product for additional indications. The FDA may also require post-marketing testing to monitor for adverse effects, which can involve significant expense. Later discovery of previously unknown problems with a product may result in restrictions on the product, including withdrawal of the product from the market. In addition, the policies of the FDA and foreign regulatory bodies may change, and additional regulations may be promulgated which could prevent or delay regulatory approval of the Company's planned products. There can be no assurance that any approval or clearance will be granted on a timely basis, if at all. Any failure to obtain or delay in obtaining such approvals or clearances, and any significant limitation on their indicated uses, could have a material adverse effect on the Company's business, financial condition and results of operations.

     A drug, biologic or medical device, its manufacturer, and the holder of the NDA, BLA (or PLA/ELA), PMA or 510(k) for the product are subject to comprehensive regulatory oversight, both before and after approval or clearance is obtained. Violations of regulatory requirements at any stage, including during the preclinical and clinical testing process, during the approval/clearance process or after the product is approved/cleared for marketing, could result in various adverse consequences, including the FDA's requiring that a clinical trial be suspended or halted, the FDA's delay in approving/clearing or refusing to approve/clear a product, withdrawal of an approved/cleared product from the market and the imposition of criminal penalties. For example, the holder of an NDA, BLA (or PLA/ELA), PMA or 510(k) is required to report certain adverse reactions to the FDA, and must comply with certain requirements concerning advertising and promotional labeling for the product. Also, quality control and manufacturing procedures must continue to conform to cGMP regulations after approval or clearance, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, monies and efforts on regulatory compliance, including cGMP compliance. In addition, new government requirements may be established that could delay or prevent regulatory approval or clearance of the Company's products under development or otherwise alter the applicable law. There can be no assurance that the FDA will determine that the facilities and manufacturing procedures of Baxter or any other third-party manufacturer of the Company's planned products will conform to cGMP requirements.

     In addition to the regulatory requirements applicable to the Company and its products, there are also regulatory requirements applicable to the Company's prospective customers, which are primarily entities that ship blood and blood products in interstate commerce. Such entities are regulated by the FDA pursuant to the Food, Drug, and Cosmetic Act and the Public Health Service Act and implementing regulations. Blood centers and others that ship blood and blood products interstate will likely be required to obtain approved license supplements from the FDA before shipping products processed with the Company's pathogen inactivation systems. This requirement and/or FDA delays in approving such supplements may deter some blood centers from using the Company's products, and blood centers that do submit supplements may face disapproval or delays in approval that could provide further disincentives to use of the systems. The regulatory impact on potential customers could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, transfusion units of random donor platelets, which currently represent approximately one-half of the platelets transfused in the United States, certain platelets pooled from six different donors. Because of the risk of bacterial growth, current FDA rules require that pooled platelets be transfused within four hours of pooling and, as a result, most pooling occurs at hospitals. However, the Company's platelet pathogen inactivation system is being designed to be used at blood centers, not at hospitals, and requires a processing time of approximately eight hours. Therefore, in order for the Company's platelet pathogen inactivation system to be effectively implemented and accepted at blood centers as planned, the FDA-imposed limit on the time between pooling and transfusion would need to be lengthened or eliminated for blood products treated with the Company's systems, which are being designed to inactivate bacteria that would otherwise contaminate pooled platelets. There can be no assurance, however, that the FDA will change this requirement and, if such a change is not made, the Company's business, financial condition and results of operations would be materially adversely affected. In addition, under current FDA regulations, platelets may not be stored for more than five days after collection from the donor.

     The Company is developing a European investigational plan based on the platelet treatment systems being categorized as a class 2b device under European Union regulatory authorities. However, there can be no assurance that this approach will be accepted by European authorities. The European Union has promulgated rules that require that medical devices receive by mid-1998 the right to affix the CE mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. Failure to receive CE mark certification will prohibit the Company from selling its products in the European Union.

     The Company is subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. There can be no assurance that the Company will not be required to incur significant costs to comply with environmental and health and safety regulations in the future. The Company's research and development involves the controlled use of hazardous materials, including certain hazardous chemicals and radioactive materials. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company.

HEALTH CARE REIMBURSEMENT AND REFORM

     The future revenues and profitability of biopharmaceutical and related companies as well as the availability of capital to such companies may be affected by the continuing efforts of the United States and foreign governments and third-party payors to contain or reduce costs of health care through various means. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, it is likely that the U.S. Congress and state legislatures will continue to focus on health care reform and the cost of pharmaceuticals and on the reform of the Medicare and Medicaid systems. While the Company cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's ability to commercialize its products successfully will depend in part on the extent to which appropriate reimbursement levels for the cost of the products and related treatment are obtained from governmental authorities, private health insurers and other organizations, such as HMOs. Third-party payors are increasingly challenging the prices charged for medical products and services. The trend toward managed health care in the United States and other countries and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for the Company's products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially adversely affect the Company's ability to operate profitably.

FACILITIES

     The Company leases approximately 17,400 square feet for its main facility and approximately 9,900 square feet for an additional facility, both of which contain laboratory and office space, in Concord, California. The lease of the main facility extends through 1999 with two five-year renewal options and provides for an option to expand into an approximately 9,200 square foot adjacent space. The lease of the additional facility extends through 1998, with renewal options for up to eight years. The Company believes that these facilities will be adequate to meet its needs for the foreseeable future.

EMPLOYEES

     As of June 30, 1996, the Company had 65 employees, 52 of whom were engaged in research and development and 13 in finance and other administration. The Company also had consulting arrangements with seven individuals. No employee of the Company is covered by collective bargaining agreements, and the Company believes that its relationship with its employees is good.

SCIENTIFIC ADVISORY BOARD

     The Company's Scientific Advisory Board is composed of experts in the fields of transfusion medicine, blood collection, blood component preparation, virology, chemistry, biochemistry, organic synthesis, hematology and related fields. The Scientific Advisory Board members work with the Company both as a group and, less formally and more frequently, on an individual basis. The Scientific Advisory Board members review the Company's programs for research, assist in planning its future research directions and provide advice concerning ongoing product development programs.

     The following are members of the Company's Scientific Advisory Board:

     Harvey Alter, M.D., is the Chief of the Infectious Diseases Section and Assistant Director of Research in the Department of Transfusion Medicine Clinical Center at the National Institutes of Health. His area of expertise is in the epidemiology of transfusion-associated viral hepatitis.

     Harry Greenberg, M.D., is a Professor of Medicine and Chief of Gastroenterology at Stanford University. His expertise is in infectious viral diseases.

     Jeffrey McCullough, M.D., is a Professor of Laboratory Medicine and Director of the Blood Bank at the University of Minnesota Hospitals and the editor-in-chief of the medical journal Transfusion.

     Scott Murphy, M.D., is the Chief Medical Officer of the American Red Cross Blood Services, Penn -- Jersey Region. He is also a Professor of Medicine and director of the Blood Bank at Thomas Jefferson College of Medicine.

     Sherrill Slichter, M.D., is the Director for the Division of Research and Education at Puget Sound Blood Center, as well as a Professor of Medicine, Hematology/Medicine, University of Washington.

     Robert Stern, M.D., is an Associate Professor of Dermatology at the Harvard Medical School and Beth Israel Hospital.

     All members of the Scientific Advisory Board are employed elsewhere and may have commitments to and/or consulting contracts with other organizations, including potential competitors, that may limit their availability to the Company. Each member has entered into a Nondisclosure Agreement with the Company, which requires the maintenance of all proprietary information in complete confidence.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

     The directors, executive officers and other key employees of the Company and their ages as of July 31, 1996 are as follows:

                  NAME                      AGE                            POSITION
- ----------------------------------------    ----    -------------------------------------------------------
EXECUTIVE OFFICERS AND DIRECTORS
  Stephen T. Isaacs.....................      47    President, Chief Executive Officer and Director
  David S. Clayton......................      52    Vice President, Finance and Chief Financial Officer
  Laurence M. Corash....................      52    Vice President, Medical Affairs
  John E. Hearst........................      61    Vice President, New Science Opportunities and Director
  B. J. Cassin(1),(2)...................      62    Chairman of the Board
  Peter H. McNerney(1)..................      45    Director
  Dale A. Smith.........................      64    Director
  Henry E. Stickney(2)..................      63    Director
KEY EMPLOYEES
  George D. Cimino......................      44    Director of Product Development
  David N. Cook.........................      38    Director of Red Cell Development
  William M. Greenman...................      29    Director of Business Development
  Lily Lin..............................      50    Director of Platelet Development
  Tim E. McCullough.....................      47    Director of Preclinical Testing
  Lori L. Roll..........................      36    Controller and Secretary
  Ira Wallis............................      46    Director of Regulatory Affairs
  Gary P. Wiesehahn.....................      47    Director of Plasma Development
  Kathryn P. Wilke......................      29    Intellectual Property Counsel
  Susan Wollowitz.......................      43    Director of Organic Chemistry

- ---------------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

     STEPHEN T. ISAACS founded the Company in September 1991 and has served as President, Chief Executive Officer and a member of the Board of Directors since that time. Mr. Isaacs was previously President and Chief Executive Officer of HRI, a research and development company that is no longer engaged in operations, since September 1984. From 1975 to 1986, Mr. Isaacs held a faculty research position at the University of California at Berkeley.

     DAVID S. CLAYTON has been Chief Financial Officer of the Company since May 1996 and Vice President, Finance of the Company since July 1996. From 1992 to May 1996, Mr. Clayton was a financial consultant to various companies, including the Company. From 1989 through May 1992, Mr. Clayton was an Executive Vice President of Trans Ocean Ltd., a company engaged in leasing of international maritime shipping containers.

     LAURENCE M. CORASH, M.D., has been Vice President, Medical Affairs of the Company since July 1996. From July 1994 until he assumed his current position, Dr. Corash was Director of Medical Affairs. Dr. Corash was a consultant to the Company from 1991 to July 1994. Dr. Corash has been a Professor of Laboratory Medicine at the University of California, San Francisco since July 1985 and Chief of the Hematology Laboratory for the Medical Center at the University of California, San Francisco since January 1982. Dr. Corash has served as a consultant to the FDA Advisory Panel for Hematology Devices since 1990.

     JOHN E. HEARST, PH.D., D.SC., was elected Vice President, New Science Opportunities in July 1996. From January 1996 until July 1996, Dr. Hearst served as Director, New Science Opportunities. He has served as a member of the Board of Directors of the Company since January 1992. Dr. Hearst has been a Professor of Chemistry at the University of California at Berkeley since 1972. In 1984, Dr. Hearst co-founded HRI.

     B. J. CASSIN has served as Chairman of the Board of the Company since December 1992. Mr. Cassin has been a private venture capitalist since 1979. Previously, Mr. Cassin co-founded Xidex Corporation, a manufacturer of data storage media, in 1969. Mr. Cassin is currently a director of six private companies.

     PETER H. MCNERNEY has served as a member of the Board of Directors of the Company since December 1992. Mr. McNerney has been a General Partner of Coral Ventures, a venture capital investment firm, since 1992. Prior to that, Mr. McNerney was a Managing Partner of Kensington Group, a management consulting firm, from 1989 to 1992. Mr. McNerney serves as a director for Aksys, Ltd. and Optical Sensors, Inc.

     DALE A. SMITH has served as a member of the Board of Directors of the Company since March 1994. From 1978 to July 1995, Mr. Smith was Group Vice President of Baxter Healthcare Corporation. Mr. Smith serves as a director of Vical, Inc.

     HENRY E. STICKNEY has served as a member of the Board of Directors of the Company since January 1992. In 1988, Mr. Stickney founded Health IQ Corporation (formerly, Reimbursement Dynamics, Inc.), a medical consulting company specializing in health care economics and reimbursement issues, and has served as its chief executive officer since that time.

     GEORGE D. CIMINO, PH.D., has been Director of Product Development for the Company since January 1992. Prior to that time, Dr. Cimino was Director of Research for HRI from 1985 to January 1992.

     DAVID COOK, PH.D., has been Director of Red Cell Development for the Company since January 1994. Prior to that time, Dr. Cook was a senior scientist in the Platelet Program for the Company from February 1993 to January 1994. From January 1990 to February 1993, Dr. Cook was a Postdoctoral Associate in the Department of Chemistry at the University of California, Berkeley.

     WILLIAM M. GREENMAN has been Director of Business Development for the Company since September 1995. From May 1993 to August 1995, Mr. Greenman was a manager in the Corporate Development Group of the Biotech Group at Baxter International. From March 1991 to May 1993, Mr. Greenman held various marketing and corporate development positions in the Biotech Group at Baxter International.

     LILY LIN, PH.D., has been Director of Platelet Development for the Company since April 1996. Prior to that time, Dr. Lin was Director of Biological Research for the Company from January 1992 to April 1996. From 1989 to February 1994, Dr. Lin was a senior scientist for HRI.

     TIM E. MCCULLOUGH, PH.D., has been Director of Preclinical Safety for the Company since January 1996. From 1988 to January 1996, Dr. McCullough was Department Head/Director of Toxicology of Roche Bioscience (formerly, Syntex Discovery Research).

     LORI L. ROLL has been the Controller of the Company since October 1992 and Secretary of the Company since February 1994. From December 1991 to October 1992, Ms. Roll was a financial services consultant for a variety of small private companies.

     IRA WALLIS, PH.D., has been Director of Regulatory Affairs for the Company since June 1996. Dr. Wallis was Associate Director, Regulatory Affairs for Genentech, Inc. from February 1993 to June 1996 and Manager, Regulatory Affairs for Genentech, Inc. from February 1990 to February 1993.

     GARY WIESEHAHN, PH.D., has been Director of Plasma Development for the Company since January 1996. From February 1994 to January 1996, Dr. Wiesehahn was a senior scientist for the Company. From December 1989 to January 1994, Dr. Wiesehahn was Vice President of Research of Acrogen, Inc.

     KATHRYN P. WILKE, ESQ., has been Intellectual Property Counsel for the Company since February 1992. From September 1990 to August 1991, Ms. Wilke was a law clerk for Limbach & Limbach, a law firm.

     SUSAN WOLLOWITZ, PH.D., has been Director of Organic Chemistry for the Company since June 1992. From 1984 to June 1992, Dr. Wollowitz was Senior Research Chemist/Project Leader for DowElanco (formerly Dow Chemical Agricultural Products), a joint venture of Dow Chemical Company.

BOARD COMMITTEES

     The Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee, currently comprised of Messrs. Cassin and Stickney, reviews the internal accounting procedures of the Company and consults with and reviews the services provided by the Company's independent auditors. The Compensation Committee, currently comprised of Messrs. Cassin and McNerney, reviews and recommends to the Board the compensation and benefits of all officers of the Company and reviews general policy relating to compensation and benefits of the Company. The Compensation Committee also administers the issuance of stock options and other awards under the Company's 1996 Equity Incentive Plan and Employee Stock Purchase Plan.

DIRECTOR COMPENSATION

     Directors currently do not receive any cash compensation for their services as members of the Board of Directors, although they are reimbursed for certain expenses in connection with attendance at Board and Committee meetings. In September 1995, the Company granted to Mr. Smith an option to purchase 10,000 shares of Common Stock at an exercise price of $1.05 per share. In May 1996, the Company granted to Messrs. Cassin, Isaacs, Hearst and Stickney options to purchase 10,000, 25,000, 5,000 and 10,000 shares of Common Stock, respectively, at an exercise price of $4.00 per share. All of these options were granted under the Company's 1992 Stock Option Plan and are fully exercisable. The unvested shares issued or issuable upon exercise are subject to repurchase by the Company, with such repurchase right lapsing with respect to 1/48 of the shares per month from the date of the grant.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation awarded to or earned by the Company's Chief Executive Officer and the other executive officer whose combined salary and bonus for 1995 was in excess of $100,000 (collectively, the "Named Executive Officers"):

                         SUMMARY COMPENSATION TABLE(1)

                                                                   ANNUAL COMPENSATION
                                                                  ---------------------
                      NAME AND PRINCIPAL POSITION                 SALARY($)    BONUS($)
        --------------------------------------------------------  --------     --------
        Stephen T. Isaacs.......................................  $210,000     $52,489
          President and Chief Executive Officer
        Laurence M. Corash......................................  $169,689     $25,954
          Vice President, Medical Affairs

- ---------------
(1) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), the compensation described in this table does not include medical, group life insurance or other benefits received by the Named Executive Officers which are available generally to all salaried employees of the Company and certain perquisites and other personal benefits received by the Named Executive Officers, which do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in this table.

OPTION GRANTS IN LAST FISCAL YEAR

     No options were granted during fiscal 1995 to the Named Executive Officers. Subsequent to December 31, 1995, Messrs. Isaacs and Corash were granted stock options exercisable for 25,000 and 20,000 shares of Common Stock, respectively, at an exercise price of $4.00 per share.

OPTION EXERCISES IN LAST FISCAL YEAR

     No options were exercised during fiscal 1995 or held at the end of fiscal 1995 by the Named Executive Officers.

EQUITY INCENTIVE PLANS

     1996 Equity Incentive Plan. The Company's 1996 Equity Incentive Plan (the "Incentive Plan") was adopted by the Board of Directors in July 1996 as an amendment and restatement of the Company's 1992 Stock Option Plan (the "1992 Plan"). There are currently 1,000,000 shares of Common Stock authorized for issuance under the Incentive Plan.

     The Incentive Plan provides for the grant of incentive stock options under the Internal Revenue Code of 1986, as amended (the "Code"), and stock appreciation rights appurtenant thereto to employees (including officers and employee-directors) and nonstatutory stock options, stock appreciation rights, restricted stock purchase awards and stock bonuses to employees, directors and consultants. The Incentive Plan is administered by the Board of Directors, or a committee appointed by the Board, which determines recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof.

     The terms of stock options granted under the Incentive Plan generally may not exceed 10 years. The exercise price of options granted under the Incentive Plan is determined by the Board of Directors, provided that the exercise price of an incentive stock option cannot be less than 100% of the fair market value of the Common Stock on the date of the option grant and the exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of the Common Stock on the date of the option grant. Options granted under the Incentive Plan vest at the rate specified in the option agreement. No stock option may be transferred by the optionee other than by will or the laws of descent and distribution or, in certain limited instances, pursuant to a qualified domestic relations order, provided that the Board of Directors may grant a nonstatutory stock option that is transferable, and provided further that an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose relationship with the Company or any related corporation ceases for any reason (other than by death or disability) may exercise options in the three-month period following such cessation (unless such options terminate or expire sooner or later by their terms). Options may be exercised for up to 12 months after an optionee's relationship with the Company and its affiliates ceases due to disability or for up to 18 months following an optionee's death (unless such options expire sooner or later by their terms). Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full (or vested in the case of restricted stock awards) will again become available for the grant of awards under the Incentive Plan. Shares subject to exercised stock appreciation rights will not again become available for the grant of new awards.

     No incentive stock option may be granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of the Company or any affiliate of the Company, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. The aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under all such plans of the Company and its affiliates) may not exceed $100,000. No person may receive options or stock appreciation rights covering more than 250,000 shares of Common Stock in any calendar year. The Board of Directors has the authority to reprice outstanding options and stock appreciation rights and to offer optionees the opportunity to replace outstanding options and stock appreciation rights with new options and stock appreciation rights for the same or a different number of shares.

     Restricted stock purchase awards granted under the Incentive Plan may be granted pursuant to a repurchase option in favor of the Company in accordance with a vesting schedule and at a price determined by the Board of Directors. Restricted stock purchases must be at a price equal to at least 85% of the stock's fair market value on the award date, but stock bonuses may be awarded in consideration of past services without a purchase payment. Rights under a stock bonus or restricted stock bonus agreement may not be transferred other than by will, the laws of descent and distribution or, in certain limited instances, pursuant to a qualified domestic relations order while the stock awarded pursuant to such an agreement remains subject to the agreement.

     Upon certain changes in control of the Company, all outstanding awards under the Incentive Plan will either be assumed, continued or substituted by the surviving entity. If the surviving entity determines not to assume, continue or substitute such awards, with respect to persons then performing services as employees, directors or consultants, the time during which such awards may be exercised will be accelerated and the awards terminated if not exercised prior to such change in control.

     As of July 31, 1996, 333,245 shares of Common Stock had been issued upon the exercise of options granted under the Incentive Plan, options to purchase 284,891 shares of Common Stock at a weighted average exercise price of $3.18 were outstanding and 381,864 shares remained available for future grant under the Incentive Plan. The Incentive Plan will terminate in July 2006 unless sooner terminated by the Board of Directors. As of July 31, 1996, no stock bonuses, restricted stock or stock appreciation rights had been granted under the Incentive Plan.

     Employee Stock Purchase Plan. In July 1996, the Company's Board of Directors approved the Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of 150,000 shares of Common Stock. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of
Section 423 of the Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering may be no more than 27 months.

     Employees are eligible to participate if they are employed by the Company or an affiliate of the Company designated by the Board of Directors and, unless otherwise determined by the Board of Directors and set forth in the applicable offering, are employed at least 20 hours per week and five months per year. Employees who participate in an offering can have up to 15% of their earnings withheld pursuant to the Purchase Plan and applied, on specified dates determined by the Board of Directors, to the purchase of shares of Common Stock. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company.

     In the event of certain changes of control, the Company and the Board of Directors has discretion to provide that each right to purchase Common Stock will be assumed or an equivalent right substituted by the successor corporation, or the Board may shorten the offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to the change in control. The Purchase Plan will terminate at the Board's direction.

     401(k) Plan. In July 1992, the Company established a 401(k) Plan covering certain of the Company's employees. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($9,500 in 1996) and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional contributions by the Company on behalf of the participants. To date, the Company has made no contributions to the 401(k) Plan other than to cover administrative and certain other expenses of the 401(k) Plan and participants. The 401(k) Plan is intended to qualify under Section 401 of the Code, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the 401(k) Plan employee salary deferrals in selected investment options.

                              CERTAIN TRANSACTIONS

     Since January 1, 1993, the Company has sold, in a series of private financings, 1,091,593 shares of its Series C Preferred Stock at a price of $8.00 per share, 529,084 shares of its Series D Preferred Stock at a price of $10.50 per share and 380,953 shares of its Series E Preferred Stock at a price of $15.75 per share. The Company sold these securities pursuant to preferred stock purchase agreements and an investors' rights agreement on substantially similar terms (except for terms relating to date and price), under which the Company made standard representations, warranties and covenants, and which provided the purchasers thereunder with registration rights, information rights and rights of first refusal, among other provisions standard in venture capital financings.
Each share of Preferred Stock will convert into           shares of Common Stock
upon the closing of this offering. The purchasers of the Preferred Stock included, among others, the following holders of 5% or more of the Company's Common Stock and, directors:

                                                            SHARES OF PREFERRED STOCK
                                                                    PURCHASED
                                                        ----------------------------------
                           INVESTOR                     SERIES C     SERIES D     SERIES E
        ----------------------------------------------  --------     --------     --------
        Coral Partners II, a limited partnership......   247,926       95,238           --
        Coral Partners IV, a limited partnership......   125,000      190,476           --
        Baxter Healthcare Corporation.................   125,000           --      380,953
        B. J. Cassin..................................    65,797        4,760           --
        Peter H. McNerney.............................     1,250          952           --
        Henry E. Stickney.............................    10,690          952           --

     In May 1993, pursuant to a Note and Warrant Purchase Agreement, the Company issued convertible promissory notes in an aggregate principal amount of $800,000 and sold warrants to purchase shares of Series B Preferred Stock for an aggregate purchase price of $800. The notes accrued interest at the rate of 8% per annum and were convertible into shares of Series C Preferred Stock. In March 1994, the outstanding notes and accrued interest, representing an aggregate of $853,304, were converted into an aggregate of 106,663 shares of the Company's Series C Preferred Stock. In May 1994, warrants were issued to purchase 15,798 shares of Series B Preferred Stock at an exercise price of $5.065 per share. The purchasers of the notes and warrants included, among others, the following holders of 5% or more of the Company's Common Stock and directors: (i) Coral Partners II, which purchased a convertible promissory note in the principal amount of $208,220 and a warrant to purchase 4,111 shares of Series B Preferred Stock, (ii) Mr. Cassin, who purchased a convertible promissory note in the principal amount of $108,274 and a warrant to purchase 2,138 shares of Series B Preferred Stock, and (iii) Mr. Stickney, who purchased a convertible promissory note in the principal amount of $21,655 and a warrant to purchase 428 shares of Series B Preferred Stock.

     In August 1993, pursuant to a Note and Warrant Purchase Agreement, the Company issued convertible promissory notes in an aggregate principal amount of $1,194,698 and sold warrants to purchase shares of Series C Preferred Stock for an aggregate purchase price of $1,200. The notes accrued interest at the rate of 8% per annum and were convertible into shares of Series C Preferred Stock. In March 1994, the outstanding notes and accrued interest, representing an aggregate of $1,250,440, were converted into an aggregate of 156,305 shares of the Company's Series C Preferred Stock. In May 1994, warrants to purchase 17,570 shares of Series C Preferred Stock at an exercise price of $6.80 per share were issued. The purchasers of the notes and warrants included, among others, the following holders of 5% or more of the Company's Common Stock and directors: (i) Coral Partners II, which purchased a convertible promissory note in the principal amount of $249,658 and a warrant to purchase 3,671 shares of Series C Preferred Stock, (ii) Mr. Cassin, who purchased a convertible promissory note in the principal amount of $129,822 and a warrant to purchase 1,909 shares of Series C Preferred Stock, and (iii) Mr. Stickney, who purchased a convertible promissory note in the principal amount of $25,965 and a warrant to purchase 382 shares of Series C Preferred Stock.

     In June 1995, the Company entered into a Transfer Agreement with HRI Research, Inc. ("HRI"). Mr. Isaacs is President, Chief Financial Officer and a director of HRI and Mr. Hearst is a director and Secretary of HRI. Pursuant to the Transfer Agreement, HRI transferred to the Company all of its right, title and interest to HRI's technology, trademarks and trade names in consideration of $52,610. In addition, the

Company purchased certain assets related to technology for $44,930 from HRI. From December 1991 to the date of the purchase, the Company had rented such equipment for an aggregate price of $52,460.

INDEMNIFICATION AND LIMITATION OF DIRECTOR AND OFFICER LIABILITY

     In July 1996, the Board authorized the Company to enter into indemnity agreements with each of the Company's directors and executive officers. The form of indemnity agreement, which is subject to stockholder approval, provides that the Company will indemnify against any and all expenses of the director or executive officer who incurred such expenses because of his or her status as a director or executive officer, to the fullest extent permitted by the Company's Bylaws and Delaware law. In addition, the Company's Bylaws provide that the Company shall indemnify its directors and executive officers to the fullest extent permitted by Delaware law, subject to certain limitations, and may also secure insurance, to the fullest extent permitted by Delaware law, on behalf of any director, officer, employee or agent against any expense, liability or loss arising out of his or her actions in such capacity.

     The Company's Restated Certificate contains certain provisions relating to the limitation of liability of directors. The Company's Restated Certificate provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of a Company director shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The provision in the Restated Certificate does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of July 31, 1996, assuming the conversion of all shares of Preferred Stock into shares of Common Stock and as adjusted to reflect the sale of Common Stock offered by the Company hereby and the Baxter Private Placement for (i) each stockholder who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each Named Executive Officer of the Company, (iii) each director of the Company, and (iv) all executive officers and directors of the Company as a group. Except as otherwise indicated in the notes to this table, the Company believes, based on information furnished by such owners, that the persons named in the table have voting and investment power with respect to all the shares of Common Stock, subject to community property laws, where applicable.

                                                                                  PERCENTAGE OF SHARES
                                                                                  BENEFICIALLY OWNED(1)
                                                                                 -----------------------
                                                              SHARES             PRIOR TO        AFTER
                  BENEFICIAL OWNER                     BENEFICIALLY OWNED(1)     OFFERING       OFFERING(2)
- -----------------------------------------------------  ---------------------     --------       --------
Coral Partners II, a limited partnership(3)..........          895,361             20.7%
  60 South Sixth Street
  Suite 3510
  Minneapolis, MN 55402
Baxter Healthcare Corporation........................          505,953             11.7%
  One Baxter Parkway
  Deerfield, IL 60015
Stephen T. Isaacs(4).................................          235,995              5.4%
  Cerus Corporation
  2525 Stanwell Drive, Suite 300
  Concord, CA 94520
Laurence M. Corash(5)................................          177,500              4.1%
John E. Hearst(6)....................................          167,500              3.9%
B. J. Cassin(7)......................................          218,652              5.0%
  Cerus Corporation
  2525 Stanwell Drive, Suite 300
  Concord, CA 94520
Peter H. McNerney(8).................................          897,563             20.7%
  Coral Group, Inc.
  60 South Sixth Street
  Suite 3510
  Minneapolis, MN 55402
Dale A. Smith(9).....................................           10,000                *
Henry E. Stickney(10)................................           56,262              1.3%
All executive officers and directors as a group
  (8 persons)(11)....................................        1,809,172             41.0%

- ---------------
  *  Less than 1%

 (1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Percentage of beneficial ownership is based on 4,329,600
     shares of Common Stock outstanding as of July 31, 1996 and           shares
     of Common Stock outstanding after completion of the closing and the Baxter Private Placement.

 (2) Assumes no exercise of the Underwriters' over-allotment option to purchase
     up to an aggregate of           shares of Common Stock from the Company.

 (3) Includes 315,476 shares of Common Stock held by Coral Partners IV.

 (4) Includes 5,000 shares held by Stephen T. Isaacs and Kathryn Macbride as trustees for the Alexandra Isaacs Irrevocable Trust and 5,000 shares held by Stephen T. Isaacs and Kathryn Macbride as trustees for the Megan Isaacs Irrevocable Trust. Includes 25,000 shares issuable upon the exercise of stock options exercisable within 60 days of July 31, 1996, subject to repurchase of unvested shares.

 (5) Includes 20,000 shares issuable upon the exercise of stock options exercisable within 60 days of July 31, 1996, subject to repurchase of unvested shares.

 (6) Includes 10,000 shares held by David Paul Hearst Irrevocable Trust and 10,000 shares held by Leslie Jean Hearst Irrevocable Trust. Also includes 5,000 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of July 31, 1996, subject to repurchase of unvested shares.

 (7) Includes 159,100 shares held by Brendan Joseph Cassin and Isabel B. Cassin, Trustees of the Cassin Family Trust, 25,000 shares held by Cassin Family Partners, a California Limited Partnership, and 5,505 shares held by Mr. Cassin as conservator for Robert J. Cassin. Includes 25,000 shares issuable upon the exercise of stock options exercisable within 60 days of July 31, 1996, subject to repurchase of unvested shares.

 (8) Includes 579,885 shares of Common Stock held by Coral Partners II and 315,476 shares of Common Stock held by Coral Partners IV. Mr. McNerney is a General Partner of Coral Partners II and Coral Partners IV and disclaims beneficial ownership of the shares held by such entities except to the extent of his proportionate partnership interest therein.

 (9) Includes 10,000 shares issuable upon the exercise of stock options exercisable within 60 days of July 31, 1996, subject to repurchase of unvested shares.

(10) Includes 12,452 shares of Common Stock held by Mr. Stickney as Trustee of the Stickney Family Trust. Includes 20,000 shares issuable upon the exercise of stock options exercisable within 60 days of July 31, 1996, subject to repurchase of unvested shares.

(11) Includes information contained in the notes above, as applicable. Includes 45,700 shares of Common Stock held by Mr. Clayton, of which 28,333 are subject to a right of repurchase in favor of the Company that expires ratably through May 1999.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, the authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, par value $.001 per share, and 5,000,000 shares of Preferred Stock, par value $.001 per share.

COMMON STOCK

     As of July 31, 1996, there were 4,329,600 shares of Common Stock (including Preferred Stock that will be converted into Common Stock upon the closing of this offering) outstanding held of record by 217 stockholders.

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of the Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon the closing of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Pursuant to the Company's Restated Certificate, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock and may adversely affect the voting and other rights of the holders of Common Stock. Upon the closing of this offering, there will be no shares of Preferred Stock outstanding and the Company has no plans to issue any of the Preferred Stock.

ANTITAKEOVER EFFECTS OF PROVISIONS OF CHARTER DOCUMENTS AND DELAWARE LAW

     Charter Documents. The Restated Certificate and Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company. First, the Company's Board of Directors will be classified into three classes of directors. See "Management -- Directors, Executive Officers and Other Key Employees." In addition, the Restated Certificate provides that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing. Further, the Bylaws limit who may call special meetings of the stockholders. The Company's Restated Certificate does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Finally, the Bylaws establish procedures, including advance notice procedures, with regard to the nomination of candidates for election as directors and stockholder proposals. These and other provisions of the Restated Certificate and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control or management of the Company. See "Risk Factors -- Effects of Certain Charter and Bylaw Provisions."

     Delaware Takeover Statutes.  The Company is subject to the provisions of
Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

REGISTRATION RIGHTS

     Pursuant to an agreement between the Company and the holders (or their permitted transferees) of approximately 3,070,423 shares of Common Stock ("Holders"), the Holders are entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register its Common Stock, subject to certain exceptions, under the Securities Act, the Holders are entitled to notice of the registration and are entitled to include, at the Company's expense, such shares therein, provided that the managing underwriters have the right to limit the number of such shares included in the registration. Registration rights with respect to this offering have been waived. In addition, certain of the Holders may require the Company, on no more than two occasions and, on one of such occasions, at the Company's expense, to file a registration statement under the Securities Act with respect to their shares of Common Stock. Such rights may not be exercised until six months after the closing of this offering. Further, certain Holders, at their expense, may require the Company to register the shares on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations. Such right expires on the tenth anniversary of the closing of this offering.

TRANSFER AGENT AND REGISTRAR

     Norwest Bank Minnesota, National Association has been appointed as the transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the closing of this offering, the Company will have outstanding shares of Common Stock, based on the number of shares of Preferred Stock and Common Stock outstanding as of July 31, 1996 and assuming no exercise of the Underwriters' over-allotment option. Of these shares, all the shares sold in this offering will be freely tradeable without restrictions or further registration under the Securities Act. The remaining 4,329,600 shares of Common Stock held by existing stockholders are Restricted Shares. Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act. As a result of contractual restrictions and the provisions of Rule 144 and 701, additional shares will be available for sale in the public market as follows: (i) no Restricted Shares will be eligible for immediate sale on the date of this Prospectus, (ii) 4,183,413 Restricted Shares, 109,292 shares of Common Stock issuable upon exercise of currently outstanding options and 35,478 shares of Common Stock issuable upon exercise of currently outstanding warrants will be eligible for sale 180 days after the date of this Prospectus upon expiration of lock-up agreements and (iii) the remainder of the Restricted Shares will be eligible for sale from time to time thereafter upon expiration of their respective two-year holding periods.

     Each officer, director and substantially all stockholders of the Company and holders of options to acquire Common Stock have agreed with the representatives of the Underwriters for a period of 180 days after the effective date of this Prospectus (the "Lock-Up Period"), subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from the

Company), or to enter into any swap or similar arrangement that transfers, in whole or in part, the economic risks of ownership of the Common Stock, without the prior written consent of Morgan Stanley & Co. Incorporated.

     As of July 31, 1996, there were 284,891 shares of Common Stock subject to outstanding options. The Company intends to file registration statements under the Securities Act to register shares of Common Stock reserved for issuance under the Incentive Plan, thus permitting the sale of such shares by non-Affiliates in the public market without restriction under the Securities Act. Such registration statements will become effective immediately upon filing. Holders of substantially all of these option shares have also entered into agreements not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option for contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or to enter into any swap or similar agreement that transfers, in whole or in part, the economic risks of ownership of the Common Stock, during the Lock-Up Period without the prior written consent of Morgan Stanley & Co. Incorporated.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, any holder, including an Affiliate of the Company, of Restricted Shares as to which at least two years have elapsed since the later of the date of the holder's acquisition of such shares from the Company or from an Affiliate, would be entitled within any three-month period to sell a number of shares that does not exceed the greater of 1% of the then outstanding shares
of Common Stock (approximately           shares immediately after the closing of
this offering assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. However, a person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days immediately preceding the sale and who beneficially owns Restricted Shares is entitled to sell such shares under Rule 144(k) without regard to the limitations described above, provided that at least three years have elapsed since the later of the date the shares were acquired from the Company or from an Affiliate of the Company. The foregoing is a summary of Rule 144 and is not intended to be a complete description of that rule.

     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Commission has indicated that Rule 701 will apply to stock options granted by the Company before this offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be Restricted Shares and, beginning 90 days after the date of this Prospectus (unless subject to the contractual restrictions described above), may be sold by persons other than Affiliates, subject only to the manner of sale provisions of Rule 144 and by Affiliates under Rule 144 without compliance with its two-year minimum holding period requirements.

     Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or will continue after this offering or that the market price of the Common Stock will not decline below the initial public offering price. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. As described herein, only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale. Sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement, the Underwriters named below, for whom Morgan Stanley & Co. Incorporated and Alex. Brown & Sons Incorporated are serving as Representatives, have severally agreed to purchase, and the Company has agreed to sell to the Underwriters, the respective numbers of shares of Common Stock set forth opposite their respective names below:

                                                                           NUMBER OF
                                      NAME                                   SHARES
        -----------------------------------------------------------------  ----------
        Morgan Stanley & Co. Incorporated................................
        Alex. Brown & Sons Incorporated..................................
                                                                           ----------
                  Total..................................................
                                                                           ==========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the shares of Common Stock offered hereby directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that
represents a concession not in excess of $          per share. Any Underwriter
may allow, and such dealers may reallow, a concession not in excess of
$          per share to other Underwriters or to certain other dealers.

     The Company has granted to the Underwriters an option, exercisable for 30
days from the date of this Prospectus, to purchase up to           additional
shares of Common Stock at the initial public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby to the Underwriters.

     The Representatives of the Underwriters have informed the Company that the Underwriters do not intend to confirm sales in excess of five percent of the number of shares of Common Stock offered hereby to accounts over which they exercise discretionary authority.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, it will not offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock, for a period of 180 days after the date of this Prospectus, other than any shares of Common Stock issued upon the exercise of an option or warrant. In addition, in connection with the offering, the Company, its executive officers and directors and certain existing stockholders of the Company, who will own an aggregate of approximately million shares of Common Stock after the offering, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from the Company), or (b) enter into any swap or similar arrangement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) of this paragraph is to be settled by delivery of such Common Stock or such other securities, in cash or otherwise, for a period of 180 days after the date of this Prospectus, other than (i) as a bona fide gift or gifts, (ii) by will or intestacy to the undersigned's immediate family or to a trust the beneficiaries of which are exclusively the undersigned and/or a member or members of his or her immediate family, (iii) as a distribution to limited partners or shareholders of the undersigned, or (iv) with the prior written consent of Morgan Stanley & Co. Incorporated; provided that a gift, transfer or distribution pursuant to clause (i), (ii) or (iii) above shall be conditioned upon such donee, transferee or distributee executing and delivering a copy of this Lock-up Agreement to Morgan Stanley & Co. Incorporated.

     The Underwriters have reserved for sale, at the initial public offering price, up to 6% of the Common Stock offered hereby for employees and directors of the Company and certain other individuals who have expressed an interest in purchasing such shares of Common Stock in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiation among the Company and the Representatives of the Underwriters. Among the factors to be considered in determining the initial public offering price, in addition to prevailing market and economic conditions, will be the future prospects of the Company (including the prospects for, and timing of, future revenues) and its industry in general, sales, earnings and certain other financial and operating information of the Company in recent periods, an assessment of the Company's management, the present stage of the Company's development and clinical and regulatory status, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by its counsel, Cooley Godward Castro Huddleson & Tatum ("Cooley Godward"), San Francisco, California. Certain legal matters will be passed upon for the Underwriters by Wilson, Sonsini, Goodrich & Rosati, P.C., Palo Alto, California. As of the date of this Prospectus, GC&H Investments, an investment partnership composed of certain partners of and persons associated with Cooley Godward, beneficially owned 15,359 shares of Common Stock of the Company.

                                    EXPERTS

     The financial statements of Cerus Corporation as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The statements in this Prospectus under the captions "Risk
Factors -- Patent and License Uncertainties," "Business -- Patents, Licenses and Proprietary Rights" and other references herein to intellectual property of the Company have been reviewed and approved by Medlen & Carroll, patent counsel for the Company, as experts on such matters, and are included herein in reliance upon that review and approval. As of the date of this Prospectus, certain members of Medlen & Carroll beneficially owned 47,409 shares of Common Stock of the Company.

                             ADDITIONAL INFORMATION

     A Registration Statement on Form S-1, including amendments thereto, relating to the shares of Common Stock offered hereby has been filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and copies of all or any part thereof may be obtained from those offices upon the payment of certain fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                               CERUS CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Ernst & Young LLP, Independent Auditors.....................................   F-2
Balance Sheets........................................................................   F-3
Statements of Operations..............................................................   F-4
Statements of Stockholders' Equity (Deficit)..........................................   F-5
Statements of Cash Flows..............................................................   F-6
Notes to Financial Statements.........................................................   F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Cerus Corporation

     We have audited the accompanying balance sheets of Cerus Corporation as of December 31, 1994 and 1995, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cerus Corporation at December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Walnut Creek, California
April 3, 1996, except for Note 7
as to which the date is July 24, 1996

     The foregoing report is in the form that will be signed upon the completion of the stock split and reincorporation in Delaware as described in Note 7.

                                          /s/  Ernst & Young LLP

Walnut Creek, California
September 3, 1996

                               CERUS CORPORATION

                                 BALANCE SHEETS

                                                                                                 UNAUDITED
                                                      DECEMBER 31,                               PRO FORMA
                                               ---------------------------       JUNE 30,       STOCKHOLDERS'
                                                  1994            1995             1996          EQUITY AT
                                               -----------     -----------     ------------       JUNE 30,
                                                                                                    1996
                                                                               (UNAUDITED)      ------------
                                                                                                  (NOTE 7)
ASSETS
Current assets:
  Cash and cash equivalents..................  $ 7,802,275     $ 9,659,017     $  8,760,884
  Other current assets.......................      313,603         258,583          213,752
                                               -----------     -----------     ------------
Total current assets.........................    8,115,878       9,917,600        8,974,636
Furniture and equipment at cost:
  Laboratory and office equipment............      317,744         508,384          639,146
  Leasehold improvements.....................    1,427,520       1,440,863        1,440,863
                                               -----------     -----------     ------------
                                                 1,745,264       1,949,247        2,080,009
  Less accumulated depreciation..............      356,720         686,427          919,301
                                               -----------     -----------     ------------
Net furniture and equipment..................    1,388,544       1,262,820        1,160,708
Other assets.................................      179,873         168,429          145,472
                                               -----------     -----------     ------------
Total assets.................................  $ 9,684,295     $11,348,849     $ 10,280,816
                                               ===========     ===========     ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...........................  $   503,725     $   257,610     $    557,963
  Accrued compensation and related
     expenses................................      163,600         355,511          152,575
  Accrued third-party toxicology and
     development expenses....................      586,383              --          796,565
  Other accrued expenses.....................       10,766          42,348          273,030
  Deferred revenue...........................      933,241       1,900,504          599,084
  Current portion of capital lease
     obligations.............................       53,067          98,230          115,966
                                               -----------     -----------     ------------
Total current liabilities....................    2,250,782       2,654,203        2,495,183
Deferred revenue.............................    1,900,504              --               --
Capital lease obligations, less current
  portion....................................       93,811          32,007           36,499
Stockholders' equity:
  Preferred stock, $.001 par value;
     3,199,942 shares authorized
     (5,000,000 pro forma):
     issuable in series: 2,091,593,
     2,620,677, and 2,811,154 shares issued
     and outstanding at December 31, 1994,
     December 31, 1995 and June 30, 1996,
     respectively (none pro forma); aggregate
     liquidation preference of $18,485,267
     and $21,485,264 at December 31, 1995 and
     June 30, 1996, respectively.............        2,092           2,621            2,811     $         --
  Common stock, $.001 par value; 4,681,833
     shares authorized (50,000,000 pro
     forma): 961,410, 964,555 and 1,294,655
     shares issued and outstanding at 1994,
     1995 and 1996, respectively (4,105,808
     shares issued and outstanding pro
     forma)..................................          961             964            1,295            4,106
  Additional paid-in capital.................   13,155,359      18,738,589       22,426,014       22,426,014
  Deferred compensation......................           --              --         (444,421)        (444,421)
  Notes receivable from stockholders.........      (80,588)        (80,588)         (80,087)         (80,087)
  Accumulated deficit........................   (7,638,626)     (9,998,947)     (14,156,478)     (14,156,478)
                                               -----------     -----------     ------------     ------------
Total stockholders' equity...................    5,439,198       8,662,639        7,749,134     $  7,749,134
                                                                                                ============
                                               -----------     -----------     ------------
Total liabilities and stockholders' equity...  $ 9,684,295     $11,348,849     $ 10,280,816
                                               ===========     ===========     ============

                            See accompanying notes.

                               CERUS CORPORATION

                            STATEMENTS OF OPERATIONS

                                                                                        SIX MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,                        JUNE 30,
                                   -------------------------------------------     ---------------------------
                                      1993            1994            1995            1995            1996
                                   -----------     -----------     -----------     -----------     -----------
                                                                                           (UNAUDITED)
Revenue:
  Licenses, milestones and
     development funding.........  $   200,000     $ 3,901,419     $ 6,047,579     $ 2,415,666     $ 2,104,790
  Government grants..............       30,000         894,929         751,356         319,156         500,931
                                   -----------     -----------     -----------     -----------     -----------
Total revenue....................      230,000       4,796,348       6,798,935       2,734,822       2,605,721
Operating expenses:
  Research and development.......    2,484,994       5,680,263       8,125,311       4,962,972       5,981,660
  General and administrative.....    1,210,357       1,193,838       1,517,152         626,893       1,009,469
                                   -----------     -----------     -----------     -----------     -----------
Total operating expenses.........    3,695,351       6,874,101       9,642,463       5,589,865       6,991,129
                                   -----------     -----------     -----------     -----------     -----------
Loss from operations.............   (3,465,351)     (2,077,753)     (2,843,528)     (2,855,043)     (4,385,408)
Other income (expense):
  Interest income................       25,886         320,681         500,028         241,844         236,179
  Interest expense...............      (76,001)        (43,017)        (16,821)         (7,701)         (8,302)
                                   -----------     -----------     -----------     -----------     -----------
Total other income (expense).....      (50,115)        277,664         483,207         234,143         227,877
                                   -----------     -----------     -----------     -----------     -----------
Net loss.........................  $(3,515,466)    $(1,800,089)    $(2,360,321)    $(2,620,900)    $(4,157,531)
                                   ===========     ===========     ===========     ===========     ===========
Pro forma net loss per share.....                                  $     (0.55)                    $     (0.93)
                                                                   ===========                     ===========
Shares used in computing pro
  forma net loss per share.......                                    4,314,045                       4,491,454
                                                                   ===========                     ===========

                            See accompanying notes.

                               CERUS CORPORATION

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                           NOTES
               PREFERRED STOCK        COMMON STOCK       ADDITIONAL                     RECEIVABLE                       TOTAL
              ------------------   ------------------      PAID-IN        DEFERRED         FROM       ACCUMULATED   STOCKHOLDERS'
                SHARES     AMOUNT    SHARES     AMOUNT     CAPITAL      COMPENSATION    STOCKHOLDERS     DEFICIT   EQUITY (DEFICIT)
               ---------   ------   ---------   ------   -----------   ------------    -------------  ------------  ----------------
Balances
 at December
  31, 1993...    1,125,000   $1,125    1,020,000   $1,020   $ 5,411,557   $       --      $(91,552)    $ (5,838,537)   $   (516,387)
 Issuance of
  common
  stock...              --       --        4,000        4         3,196           --            --               --           3,200
 Repurchase
 of common
 stock through
  cancellation
  of notes
  receivable...         --       --      (62,590)     (63)       (6,196)          --         6,259               --              --
 Issuance
  of Series C
  convertible
  preferred
  stock, net
  of issuance
  costs of
  $59,912...       966,540      967           --       --     7,671,441           --            --               --       7,672,408
 Issuance
  of warrants
  to purchase
  Series C
  preferred
  stock...              --       --           --       --        75,000           --            --               --          75,000
 Exercise
  of warrants
  to purchase
  Series C
  preferred
  stock...              53       --           --       --           361           --            --               --             361
 Payment on
 notes
 receivable...          --       --           --       --            --           --         4,705               --           4,705
Net loss...             --       --           --       --            --           --            --       (1,800,089)     (1,800,089)
                 ---------   ------    ---------   ------   -----------     --------      --------      -----------    ------------
Balances at
 December 31,
 1994.......     2,091,593    2,092      961,410      961    13,155,359           --       (80,588)      (7,638,626)      5,439,198
 Exercise
  of stock
  options...            --       --        3,145        3         1,683           --            --               --           1,686
 Issuance
  of Series
  D convertible
  preferred
  stock, net
  of issuance
  costs of
  $60,806...       529,084      529           --       --     5,494,047           --            --               --      5,494,576
 Issuance
 of warrants
 to purchase
 Series D
 preferred stock...     --       --           --       --        87,500           --            --               --         87,500
 Net loss...            --       --           --       --            --           --            --       (2,360,321)    (2,360,321)
                 ---------   ------    ---------   ------   -----------    ---------      --------     ------------   ------------
Balances
 at December
  31, 1995...    2,620,677    2,621      964,555      964    18,738,589           --       (80,588)      (9,998,947)     8,662,639
 Exercise
  of stock
  options
  (unaudited)...        --       --      330,100      331       250,816           --            --               --        251,147
  Issuance
  of Series
  E convertible
  referred
  stock, net
  of issuance
  costs of
  $93,417
  (unaudited)...   190,477      190           --       --     2,906,394           --            --               --      2,906,584
 Payment on
  notes
  receivable
  (unaudited)...        --       --           --       --            --           --           501               --            501
 Deferred
 compensation
 (unaudited)...         --       --           --       --       530,215     (444,421)           --               --         85,794
 Net l
 (unaudited)...         --       --           --       --            --           --            --       (4,157,531)    (4,157,531)
                 ---------   ------    ---------   ------   -----------    ---------      --------    -------------  -------------
Balance
 at June 30,
 1996
 (unaudited)...  2,811,154   $2,811    1,294,655   $1,295   $22,426,014    $(444,421)     $(80,087)    $(14,156,478)  $  7,749,134
                 =========   ======    =========   ======   ===========    =========      ========     ============   ============

                            See accompanying notes.

                               CERUS CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                                         SIX MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,                   JUNE 30,
                                           ---------------------------------------   -------------------------
                                              1993          1994          1995          1995          1996
                                           -----------   -----------   -----------   -----------   -----------
                                                                                            (UNAUDITED)
OPERATING ACTIVITIES
Net loss.................................  $(3,515,466)  $(1,800,089)  $(2,360,321)  $(2,620,900)  $(4,157,531)
Adjustments to reconcile net loss to net
  cash provided by (used in) operating
  activities:
  Depreciation and amortization..........      131,447       269,954       369,267       163,144       236,404
  Amortization of deferred
     compensation........................           --            --            --            --        85,794
  Common stock issued for consulting
     services............................        4,557         3,200            --            --            --
  Issuance of preferred stock for payment
     of interest.........................           --        33,210            --            --            --
  Changes in operating assets and
     liabilities:
     Other current assets................      (20,297)     (162,134)       72,220        38,617        44,831
     Other assets........................       63,525        (7,157)       42,184        47,553        19,427
     Accounts payable....................      (88,506)      367,699      (246,115)     (104,393)      300,353
     Accrued compensation and related
       expenses..........................       16,317       133,788       191,911       (71,224)     (202,936)
     Accrued third-party toxicology and
       development expenses..............           --       586,383      (586,383)     (345,557)      796,565
     Other accrued expenses..............       44,413        (8,334)       31,582        54,777       230,682
     Income taxes payable................       68,140       (68,140)           --            --            --
     Deferred revenue....................    5,000,000    (2,166,255)     (933,241)     (323,497)   (1,301,420)
                                           -----------   -----------   -----------   -----------   -----------
Net cash provided by (used in) operating
  activities.............................    1,704,130    (2,817,875)   (3,418,896)   (3,161,480)   (3,947,831)

INVESTING ACTIVITIES
Purchases of furniture and equipment.....     (280,649)     (989,656)     (124,359)      (84,949)      (20,928)
                                           -----------   -----------   -----------   -----------   -----------
Net cash used in investing activities....     (280,649)     (989,656)     (124,359)      (84,949)      (20,928)

FINANCING ACTIVITIES
Net proceeds from sale of preferred
  stock..................................    2,430,600     5,569,026     5,494,576     5,494,576     2,906,584
Proceeds from issuance of common stock...        1,995            --         1,686            --       251,147
Payments on notes receivable from
  shareholders...........................           --         4,705            --            --           501
Proceeds from convertible notes
  payable................................    1,994,698            --            --            --            --
Payments on capital lease obligations....           --       (40,157)      (96,265)      (25,695)      (87,606)
                                           -----------   -----------   -----------   -----------   -----------
Net cash provided by financing
  activities.............................    4,427,293     5,533,574     5,399,997     5,468,881     3,070,626
                                           -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in cash and cash
  equivalents............................    5,850,774     1,726,043     1,856,742     2,222,452      (898,133)
Cash and cash equivalents, beginning of
  period.................................      225,458     6,076,232     7,802,275     7,802,275     9,659,017
                                           -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents, end of
  period.................................  $ 6,076,232   $ 7,802,275   $ 9,659,017   $10,024,727   $ 8,760,884
                                           ===========   ===========   ===========   ===========   ===========

                            See accompanying notes.

                               CERUS CORPORATION

                                                                                         SIX MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,                   JUNE 30,
                                           ---------------------------------------   -------------------------
                                              1993          1994          1995          1995          1996
                                           -----------   -----------   -----------   -----------   -----------
                                                                                            (UNAUDITED)
Supplemental disclosures:
  Interest paid..........................  $     1,162   $        --   $    16,821   $     7,701   $     8,302
                                           ===========   ===========   ===========   ===========   ===========
  Income taxes paid......................  $        --   $    68,140   $        --   $        --   $        --
                                           ===========   ===========   ===========   ===========   ===========
Supplemental schedule of noncash
  investing and financing activities:
  Repurchase of common stock through
     cancellation of notes receivable....  $        --   $     6,259   $        --   $        --   $        --
                                           ===========   ===========   ===========   ===========   ===========
  Issuance of preferred stock warrants in
     connection with an operating lease
     line................................  $    29,600   $    75,000   $    87,500   $    87,500   $        --
                                           ===========   ===========   ===========   ===========   ===========
  Issuance of Series C preferred stock in
     exchange for convertible notes
     payable and accrued interest........  $        --   $ 2,070,533   $        --   $        --   $        --
                                           ===========   ===========   ===========   ===========   ===========
  Capital lease obligations incurred.....  $        --   $   187,035   $    79,624   $        --   $   109,834
                                           ===========   ===========   ===========   ===========   ===========
  Deferred compensation related to stock
     option grants.......................  $        --   $        --   $        --   $        --   $   530,215
                                           ===========   ===========   ===========   ===========   ===========

                            See accompanying notes.

                               CERUS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                   (INFORMATION AT JUNE 30, 1996 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

1.  THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     Cerus Corporation (the "Company"), incorporated in California on September 19, 1991 as Steritech, Inc., is developing systems designed to improve the safety of blood transfusions by inactivating infectious pathogens in transfusion blood components (platelets, fresh frozen plasma ("FFP") and red blood cells) and inhibiting the leukocyte (white blood cell) activity that is responsible for certain adverse immune and other transfusion-related reactions. The Company has entered into two development and commercialization agreements with Baxter Healthcare Corporation ("Baxter") to develop, manufacture and market, these pathogen inactivation systems. The Company has not received any revenues from product sales, and all revenues recognized by the Company to date have resulted from the Company's agreements with Baxter and federal research grants. The Company will be required to conduct significant research, development, testing and regulatory compliance activities on its pathogen inactivation systems that, together with anticipated general and administrative expenses, are expected to result in substantial additional losses.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INTERIM FINANCIAL INFORMATION

     The financial information at June 30, 1996 and for the six-month periods ended June 30, 1995 and 1996 is unaudited, but includes all adjustments that the Company considers necessary for a fair presentation of the financial information set forth therein, in accordance with generally accepted accounting principles. The results for the six months ended June 30, 1996 should not be considered indicative of the results to be expected for any future period or for the entire year ended December 31, 1996.

REVENUES AND RESEARCH AND DEVELOPMENT EXPENSES

     Revenues related to the cost reimbursement provisions under development contracts are recognized as the costs on the project are incurred. Revenues related to milestones specified under development contracts are recognized as the milestones are achieved. Prepaid license fees, included in deferred revenue, are recognized as revenues on a pro rata basis upon achievement of milestones. Research and development costs are expensed as incurred.

     The Company receives certain United States government grants which support the Company's research effort in defined research projects. These grants generally provide for reimbursement of approved costs incurred as defined in the various grants. Revenues associated with these grants are recognized as costs under each grant are incurred.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with maturities less than three months when purchased to be cash and cash equivalents. Substantially all of the Company's cash and cash equivalents are maintained by two major financial institutions.

                               CERUS CORPORATION

                   (INFORMATION AT JUNE 30, 1996 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

DEPRECIATION AND AMORTIZATION

     Depreciation on equipment is calculated on a straight-line basis over the estimated useful lives of the assets (principally five years for laboratory equipment and furniture and three years for office equipment). Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful lives of the improvements.

STOCK-BASED COMPENSATION

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company will adopt SFAS 123 in 1996. It is the Company's intention to continue to account for employee stock options in accordance with Accounting Principles Board Opinion No. 25 and to adopt the "disclosure only" alternative described in SFAS 123.

INCOME TAXES

     The Company accounts for income taxes based upon Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NET LOSS PER SHARE

     Net loss per share is computed using the weighted average number of shares of common stock outstanding. Common stock equivalent shares from convertible preferred stock and from stock options and warrants are not included as the effect is anti-dilutive. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares (stock options, warrants and preferred stock) issued by the Company at prices below the initial public offering price during the twelve-month period prior to the initial public offering have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method at the estimated initial public offering price for stock options and warrants and the as-if-converted method for preferred stock). Per share information calculated on the above basis is as follows:

                                                                                SIX MONTHS ENDED
                                       YEARS ENDED DECEMBER 31,                     JUNE 30,
                               ----------------------------------------     -------------------------
                                  1993           1994           1995           1995           1996
                               ----------     ----------     ----------     ----------     ----------
Net loss per share...........  $    (1.83)    $    (0.95)    $    (1.26)    $    (1.40)    $    (2.22)
                               ==========     ==========     ==========     ==========     ==========
Shares used in computing net
  loss per share.............   1,920,222      1,888,495      1,869,729      1,868,680      1,870,777
                               ==========     ==========     ==========     ==========     ==========

PRO FORMA NET LOSS PER SHARE

     Pro forma net loss per share has been computed as described above and also gives effect, even if antidilutive, to common equivalent shares from convertible preferred shares that will automatically convert to common shares upon the closing of the Company's initial public offering (using the as-if-converted method).

                               CERUS CORPORATION

                   (INFORMATION AT JUNE 30, 1996 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

2.  LICENSING AGREEMENTS

     In December 1993, the Company entered into a development, manufacturing and marketing agreement with Baxter relating to the development of a system for the inactivation of pathogens in the platelet component of human blood (the "Platelet System"). The agreement grants to Baxter the exclusive right to market and distribute the Platelet System throughout the world, subject to certain conditions.

     In 1993, under the terms of the agreement, the Company received $5.2 million in license fees and milestone and development payments. In 1994 and 1995, the Company received milestone and development payments from Baxter under this agreement totaling $1.7 million and $2.5 million, respectively. Under this agreement, the Company is to receive a specified percentage of revenues from sales of inactivation system disposables after deducting from such revenues the amount by which Baxter's and the Company's cost of goods for the inactivation system disposables exceeds certain dollar amounts specified in the agreement.

     In July 1995, the Company entered into two interim research funding agreements with Baxter relating to the development of certain technologies for the pathogen inactivation of the red cell and FFP components of human blood. Under the terms of these agreements, the Company received cash proceeds of $2,580,000 in 1995 to be used for certain incurred and future research and development expenses.

     On April 1, 1996, the Company entered into a development, manufacturing and marketing agreement with Baxter to develop pathogen inactivation systems for blood components and products other than platelets. The agreement grants Baxter the exclusive right to market and distribute the systems throughout the world, subject to certain conditions. The agreement specifies two initial programs for pathogen inactivation systems for red cells and FFP. These programs are under development by the Company. The costs incurred during 1996 on these two programs will be funded by the Company. Subsequent costs will be shared equally by the parties upon approval to commence Phase 3 clinical trials for the Platelet System. Under this agreement, the Company and Baxter are to share gross profits from sales of inactivation systems after deducting from such gross profits a specified percentage allocation to be retained by the marketing party for marketing and administrative expenses. Either party may terminate work on any or all projects with 90 days written notice. Neither party, however, may terminate work on the red cell or plasma projects prior to January 1, 1998.

     Under the terms of this agreement, Baxter purchased 190,477 shares of Series E preferred stock at $15.75 per share for $3,000,000 in cash on April 1, 1996, and an additional 190,476 shares of Series E preferred stock on July 1, 1996 at $15.75 per share for $3,000,000 in cash. Subject to certain limitations, Baxter is also required to purchase specified amounts of equity upon achievement by the Company of certain milestones, as defined in the agreement. If the Company is publicly traded at the time of these required purchases, Baxter will purchase common shares at 20% above fair market value, as defined in the agreement.

     Revenue relating to licenses, milestones and development funding for all periods presented are as a result of agreements with Baxter.

3.  LEASES

     The Company leases its office facilities and certain equipment under non-cancelable operating leases with initial terms in excess of one year which require the Company to pay operating costs, property taxes, insurance and maintenance. These facility leases generally contain renewal options and provisions adjusting the lease payments.

     In 1994, the Company entered into various capital lease agreements for laboratory and office equipment. Capital lease obligations represent the present value of future rental payments under these leases. The original

                               CERUS CORPORATION

                   (INFORMATION AT JUNE 30, 1996 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

cost and accumulated amortization on the equipment under capital leases is $187,035 and $37,408, respectively, at December 31, 1994 and $266,659 and
$71,465, respectively, at December 31, 1995.

     Future minimum payments under capital and operating leases are as follows:

                                                                       CAPITAL      OPERATING
                      YEAR ENDING DECEMBER 31,                          LEASES        LEASES
- ---------------------------------------------------------------------  --------     ----------
     1996............................................................  $106,490     $  625,112
     1997............................................................    33,215        540,517
     1998............................................................        --        356,995
     1999............................................................        --        140,209
     2000............................................................        --             --
                                                                       --------     ----------
       Total minimum lease payments..................................   139,705     $1,662,833
                                                                                    ==========
     Amount representing interest....................................     9,468
                                                                       --------
     Present value of net minimum lease payments.....................   130,237
     Current portion.................................................    98,230
                                                                       --------
     Long-term portion...............................................  $ 32,007
                                                                       ========

     Rent expense for office facilities and certain equipment was $460,783, $602,662, and $801,632 for the years ended December 31, 1993, 1994 and 1995, respectively.

4.  STOCKHOLDERS' EQUITY

PREFERRED STOCK

     Preferred stock consists of the following:

                                        SHARES DESIGNATED               SHARES ISSUED AND OUTSTANDING
                                ---------------------------------     ---------------------------------
                                    DECEMBER 31,                          DECEMBER 31,
                                ---------------------   JUNE 30,      ---------------------   JUNE 30,
                                  1994        1995        1996          1994        1995        1996
                                ---------   ---------   ---------     ---------   ---------   ---------
Series A......................    761,079     761,079     761,079       714,286     714,286     714,286
Series B......................    305,461     305,461     305,461       285,714     285,714     285,714
Series C......................  1,147,449   1,147,449   1,147,449     1,091,593   1,091,593   1,091,593
Series D......................         --     605,000     605,000            --     529,084     529,084
Series E......................         --          --     380,953            --          --     190,477
                                ----------  ----------  ----------    ----------  ----------  ----------
                                2,213,989   2,818,989   3,199,942     2,091,593   2,620,677   2,811,154
                                ==========  ==========  ==========    ==========  ==========  ==========

CONVERTIBLE PREFERRED STOCK

     Holders of Series A, B, C, D and E convertible preferred stock are entitled to receive non-cumulative, annual dividends of $0.46, $0.61, $0.96, $1.26 and $1.89 per share, respectively, prior to any dividends on common stock. Subject to certain conversion price provisions, each share of preferred stock is convertible into one share of common stock at the option of the stockholders. Preferred stockholders are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock is convertible. Shares automatically convert upon the closing of an initial public offering of common stock with a per share price of

                               CERUS CORPORATION

                   (INFORMATION AT JUNE 30, 1996 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

at least $13.13 per share and with net cash proceeds to the Company of at least $10,000,000 or at any time more than two-thirds of the shares of preferred stock authorized, issued and outstanding have been converted.

     In the event of liquidation, dissolution, or winding up of the Company, holders of Series A, B, C, D and E convertible preferred stock have a liquidation preference over holders of common stock equal to $3.85, $5.075, $8.00, $10.50 and $15.75 per share, respectively, plus any declared but unpaid dividends (none as of June 30, 1996). Any remaining assets would be distributed pro rata to holders of common and preferred shares on an as-converted basis until the preferred stockholders of Series A, B, C, D and E receive an aggregate of $15.40, $20.30, $32.00, $31.50 and $15.75, respectively, inclusive of the respective liquidation preference amounts referred to above.

1992 STOCK OPTION PLAN

     In January 1992, the Company's Board of Directors approved the 1992 Stock Option Plan (the "Plan"), which provides for the grant of stock options to purchase up to 400,000 of the Company's common stock. An additional 300,000 shares were reserved under the Plan for future grant by the Company's Board of Directors in 1996. Under the Plan, two types of options may be granted:
Incentive Stock Options ("ISOs") and Non-Qualified Stock Options ("NQSOs"). The ISOs may be granted at a price per share not less than the fair market value at the date of grant. The NQSOs may be granted at a price per share not less than 85% of the fair market value at the date of grant. The option term is 10 years. Vesting, as determined by the Board of Directors, generally occurs ratably over four years. In the event option holders cease to be employed by the Company, except in the event of death or disability or as otherwise provided in the option grant, all unvested options are forfeited and all vested options must be exercised within a three-month period, otherwise the options are forfeited. Options granted are immediately exercisable, and unvested (but issued) shares are subject to repurchase by the Company if the holder is no longer employed by the Company. As of June 30, 1996, 132,346 shares were subject to this repurchase provision.

     Activity under the Plan is set forth below:

                                                                          OUTSTANDING OPTIONS
                                                                     -----------------------------
                                                                     NUMBER OF
                                                                      SHARES       PRICE PER SHARE
                                                                     ---------     ---------------
Balances at December 31, 1993......................................    161,590       $.385-.5065
  Granted..........................................................    180,360              .800
  Cancelled........................................................     (3,000)             .800
                                                                      --------       -----------
Balances at December 31, 1994......................................    338,950        .385- .800
  Granted..........................................................     51,500              1.05
  Cancelled........................................................    (43,055)       .385- .800
  Exercised........................................................     (3,145)       .385- .800
                                                                      --------       -----------
Balances at December 31, 1995......................................    344,250        .385- 1.05
  Granted..........................................................    274,741        1.05- 6.00
  Cancelled........................................................     (4,000)       .385- 1.05
  Exercised........................................................   (330,100)       1.05- 4.00
                                                                      --------       -----------
Balances at June 30, 1996..........................................    284,891       $.385- 6.00
                                                                      ========       ===========

                               CERUS CORPORATION

                   (INFORMATION AT JUNE 30, 1996 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

     At December 31, 1995, options to purchase 204,262 shares of common stock were exercisable at prices ranging from $.385-$1.05. At June 30, 1996, options to purchase 258,709 shares of common stock were exercisable at prices ranging from $.385-$1.05 and options to purchase 81,864 shares of common stock were available for future grant.

     The Company recognized deferred compensation of $444,421 for the difference between the exercise price and deemed fair value of certain stock options granted during the six months ended June 30, 1996. This amount is being amortized by periodic charges to operations over the four year vesting periods of the individual options. Amortization expense related to deferred compensation totaled $85,794 for the six-month period ended June 30, 1996.

WARRANTS

     The Company had the following warrants outstanding at December 31, 1995 to purchase shares of preferred stock:

 NUMBER       PREFERRED        EXERCISE          DATE
OF SHARES       STOCK       PRICE PER SHARE     ISSUED
- ---------     ---------     ---------------     ------                 EXPIRATION OF WARRANTS
                                                           -----------------------------------------------
                                                                         At the earlier of:
                                                             May 2002 or five years after initial public
  20,779       Series A         $  3.85          5/92        offering
                                                             July 2003 or five years after initial public
   3,949       Series B         $  5.07          7/93        offering
  15,798       Series B         $  5.07          5/94        May 1998 or initial public offering
  17,517       Series C         $  6.80          5/94        August 1998 or initial public offering
                                                             May 2004 or five years after initial public
   6,250       Series C         $  8.00          5/94        offering
                                                             April 2005 or five years after initial public
   4,500       Series D         $ 10.50          4/95        offering
  68,793

     In May 1993 and August 1993, the Company entered into convertible note payable agreements with investors for $1,994,698 cash with the principal amount of the notes bearing interest at 8% per annum. The notes were due on demand. Additionally, the note holders were issued warrants to purchase 15,798 and 17,570 shares of Series B and Series C preferred stock, respectively, which are included above less any redeemed warrants. The purchase price for the warrants was $.001 per warrant. In March 1994, these note holders converted their notes and accrued interest, together with an additional $3,550,321 in cash, for 706,758 shares of Series C preferred stock for $8.00 per share. In September 1994, 53 shares under the Series C warrant were exercised at $6.80 per share. All of the remaining warrants were issued in connection with an operating lease line. No value has been ascribed to the above warrant issuances.

                               CERUS CORPORATION

                   (INFORMATION AT JUNE 30, 1996 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

5.  INCOME TAXES

     Significant components of the Company's deferred tax assets are as follows:

                                                                           DECEMBER 31,
                                                                    ---------------------------
                                                                       1994            1995
                                                                    -----------     -----------
Net operating loss carryforward...................................  $ 1,600,000     $ 2,600,000
Research and development credit carryforward......................      300,000         400,000
Deferred revenue..................................................    1,100,000         800,000
Capitalized research and development..............................      100,000         300,000
Other.............................................................      100,000         100,000
                                                                    -----------     -----------
Gross deferred tax assets.........................................    3,200,000       4,200,000
Valuation allowance...............................................   (3,200,000)     (4,200,000)
                                                                    -----------     -----------
Net deferred tax assets...........................................  $        --     $        --
                                                                    ===========     ===========

     The valuation allowance increased by $692,000 and $1,000,000 for the fiscal years ended in 1994 and 1995, respectively.

     At December 31, 1995, the Company had net operating loss carryforwards of approximately $7,200,000 for federal and $1,800,000 for state income tax purposes. The Company also had research and development tax credit carryforwards of approximately $300,000 for federal income tax purposes at December 31, 1995. The federal net operating loss and tax credit carryforwards expire between the years 2007 and 2010. The state net operating loss expires in 2000.

     Utilization of the Company's net operating losses and credits are subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code. The annual limitation may result in the expiration of net operating losses and credits before utilization.

6.  RETIREMENT PLAN

     The Company maintains a defined contribution savings plan (the "401(k) Plan") that qualifies under the provisions of Section 401(k) of the Internal Revenue Code and covers all employees of the Company. Under the terms of the 401(k) Plan, employees may contribute varying amounts of their annual compensation. The Company may contribute a discretionary percentage of qualified individual employee's salaries, as defined, to the 401(k) Plan. Company contributions of $2,423, $3,300 and $2,700 were charged to operations in 1993, 1994 and 1995, respectively, in order to cover certain costs of the 401(k) Plan.

7.  SUBSEQUENT EVENTS

PROPOSED PUBLIC OFFERING OF COMMON STOCK

     On July 24, 1996, the Board of Directors authorized the Company to proceed with an offering of the Company's common stock. If the offering is consummated under the terms presently anticipated, all of the outstanding shares of preferred stock at June 30, 1996 will automatically convert into 2,811,154 shares of common stock. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of all outstanding shares of convertible preferred stock as of June 30, 1996, is set forth on the accompanying balance sheet.

                               CERUS CORPORATION

                   (INFORMATION AT JUNE 30, 1996 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

REINCORPORATION AND STOCK SPLIT

     On July 24, 1996, the Board of Directors approved a change in the name of the Corporation to "Cerus Corporation," subject to stockholder approval. At the same time, the Board authorized the Company to proceed with the reincorporation of the Company into Delaware. In connection with the reincorporation, the Company will effect a stock split of all outstanding shares of common stock. In connection with the stock split, the conversion and exercise provisions of the outstanding shares of preferred stock, stock options and warrants will be adjusted accordingly. Upon the reincorporation, the authorized stock of the Company will become 5,000,000 shares of preferred stock, par value $.001 per share, and 50,000,000 shares of common stock, par value $.001 per share. Also upon reincorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, voting rights, and terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock.

EQUITY INCENTIVE PLAN

     On July 24, 1996, the Board of Directors adopted, subject to stockholder approval, the 1996 Equity Incentive Plan (the "Incentive Plan") as an amendment and restatement of the Company's 1992 Stock Option Plan, and reserved an additional 300,000 shares of common stock for issuance thereunder. The Incentive Plan provides for grants of incentive stock options to employees and non statutory stock options, restricted stock purchase awards, stock appreciation rights and stock bonuses to employees, directors and consultants of the Company.

EMPLOYEE STOCK PURCHASE PLAN

     On July 24, 1996, the Company's Board of Directors approved the Employee Stock Purchase Plan (the "Purchase Plan") subject to stockholder approval, covering an aggregate of 150,000 shares of Common Stock. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of
Section 423(b) of the Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no more than 27 months.

                                  [CERUS LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the shares of Common Stock being registered. All the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market application fee.

        SEC registration fee...............................................  $11,897
        NASD filing fee....................................................    3,950
        Nasdaq National Market application fee.............................
        Blue sky qualification fee and expenses............................
        Printing and engraving expenses....................................
        Legal fees and expenses............................................
        Accounting fees and expenses.......................................
        Transfer agent and registrar fees..................................
        Directors and Officers Insurance Premium...........................
        Miscellaneous......................................................
                                                                             -------
                  Total....................................................  $
                                                                             =======

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Registrant's Bylaws provide for mandatory indemnification of its directors and executive officers and permissible indemnification of officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant has entered into indemnification agreements with its executive officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The indemnification agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The Company plans to also obtain directors' and officers' insurance to insure its directors and officers against certain liabilities, including liabilities under the Securities Act. Reference is also made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Since July 1993, the Registrant has sold and issued the following unregistered securities:

          (1) In July 1993, the Company issued warrants to purchase an aggregate of 3,949 shares of Series B Preferred Stock to Comdisco, Inc., in connection with an equipment lease, at an exercise price of $5.065 per share.

          (2) In May 1994, the Company issued warrants to purchase an aggregate of 15,798 shares of Series B Preferred Stock to certain non-employee investors at an exercise price of $5.065 per share, all of which will expire upon the closing of this offering.

          (3) In May 1994, the Company issued warrants to purchase an aggregate of 6,250 shares of Series C Preferred Stock to Comdisco, Inc., in connection with an equipment lease, at an exercise price of $8.00 per share.

          (4) In May 1994, the Company issued warrants to purchase an aggregate of 17,570 shares of Series C Preferred Stock to certain non-employee investors at an exercise price of $6.80 per share. Of these warrants, warrants to purchase 53 shares of Series C Preferred Stock were exercised. The remaining warrants will expire upon the closing of this offering.

          (5) In December 1993, March through June 1994, the Company sold an aggregate of 1,091,593 shares of the Company's Series C Preferred Stock to certain non-employee investors for an aggregate purchase price of $8,732,680.

          (6) In April 1995, the Company issued warrants to purchase an aggregate of 4,500 shares of Series D Preferred Stock to Comdisco, Inc., in connection with an equipment lease, at an exercise price of $10.50 per share.

          (7) In April, May and June 1995, the Company sold an aggregate of 529,084 shares of the Company's Series D Preferred Stock to certain non-employee investors for an aggregate purchase price of $5,555,382.

          (8) In April 1996 and July 1996, the Company sold an aggregate of 380,953 shares of the Company's Series E Preferred Stock to Baxter for an aggregate purchase price of $6,000,000.

          (9) From January 1992 to July 1996, the Company granted stock options to employees, directors and consultants covering an aggregate of 668,191 shares of the Company's Common Stock, at an average exercise price varying from $0.385 to $6.00. Of such shares, 333,245 shares have been issued and sold pursuant to the exercise of such options. Options to purchase 50,055 shares of Common Stock have been canceled or have lapsed without being exercised or otherwise been canceled.

     The Company claimed exemptions under the Securities Act from registration under the Securities Act for the sale and issuance of securities in the transaction described in paragraphs (1) through (8) by virtue of Section 4(2) or Regulation D promulgated thereunder as transactions not involving public offering. The purchasers in each case represented their intention to acquire the securities for investment only and with a view to the distribution thereof. Appropriate legends are affixed to the stock certificates issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

     The sales and issuances in the transactions described in paragraph (9) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder, in that they were issued pursuant to a written compensatory benefit plan, as provided by Rule 701.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.

EXHIBIT
NUMBER                                  DESCRIPTION OF DOCUMENT
- -------    ----------------------------------------------------------------------------------
  1.1*     Form of Underwriting Agreement.
  2.1      Form of Agreement and Plan of Merger to be used in connection with the
           Registrant's Reincorporation in Delaware.
  3.1      Registrant's Certificate of Incorporation.
  3.2      Registrant's Amended and Restated Certificate of Incorporation to be effective following the closing of this offering.
  3.3      Registrant's Bylaws.
  4.1      Reference is made to Exhibits 3.1 through 3.3.
  4.2*     Specimen stock certificate.
  5.1*     Opinion of Cooley Godward Castro Huddleson & Tatum.
 10.1      Form of Indemnity Agreement to be entered into between the Registrant and each of its directors and executive officers.
 10.2      1996 Equity Incentive Plan.

EXHIBIT
NUMBER                                  DESCRIPTION OF DOCUMENT
- -------    ----------------------------------------------------------------------------------
 10.3      Form of Incentive Stock Option Agreement under the 1996 Equity Incentive Plan.
 10.4      Form of Nonstatutory Stock Option Agreement under the 1996 Equity Incentive Plan.
 10.5      1996 Employee Stock Purchase Plan.
 10.6*     Form of Employee Stock Purchase Plan Offering.
 10.7      Warrant Agreement, dated May 11, 1992, between the Registrant and Comdisco, Inc.
           to purchase Series A Preferred Stock
 10.8      Warrant Agreement, dated July 12, 1993, between the Registrant and Comdisco, Inc.
           to purchase Series B Preferred Stock
 10.9      Warrant Agreement, dated May 25, 1994, between the Registrant and Comdisco, Inc.
           to purchase Series C Preferred Stock
 10.10     Warrant Agreement, dated April 25, 1995, between the Registrant and Comdisco, Inc.
           to purchase Series D Preferred Stock
 10.11     Form of Warrant to purchase shares of Series B Preferred Stock of the Registrant.
 10.12     Form of Warrant to purchase shares of Series C Preferred Stock of the Registrant.
 10.13     Series D Preferred Stock Purchase Agreement, dated March 1, 1995, between the
           Registrant and certain investors.
 10.14     Series E Preferred Stock Purchase Agreement, dated April 1, 1996, between the
           Registrant and Baxter Healthcare Corporation.
 10.15*    Common Stock Purchase Agreement, dated September 3, 1996, between the Registrant and Baxter Healthcare Corporation.
 10.16     Amended and Restated Investors' Rights Agreement, dated April 1, 1996, among the
           Registrant and certain investors.
 10.17+    Development, Manufacturing and Marketing Agreement, dated December 13, 1993, between the Registrant and Baxter Healthcare Corporation.
 10.18+    Development, Manufacturing and Marketing Agreement, dated April 1, 1996, between the Registrant and Baxter Healthcare Corporation.
 10.19+    Supply Agreement, dated July 18, 1994.
 10.20+    Custom Synthesis Agreement, dated March 14, 1996.
 10.21     Industrial Real Estate Lease, dated October 1, 1992, between the Registrant and
           Shamrock Development Company, as amended on May 16, 1994 and December 21, 1995.
 10.22     Real Property Lease, dated August 8, 1996, between the Registrant and S.P. Cuff.
 10.23     Lease, dated February 1, 1996, between the Registrant and Holmgren Partners.
 11.1      Statement Regarding Computation of Net Loss Per Share.
 23.1      Consent of Ernst & Young LLP, Independent Auditors. Reference is made to page
           II-6.
 23.2*     Consent of Cooley Godward Castro Huddleson & Tatum. Reference is made to Exhibit
           5.1.
 23.3*     Consent of Medlen & Carroll.
 24.1      Power of Attorney. Reference is made to the signature page.
 27.1      Financial Data Schedule.

- ---------------
* To be filed by amendment.

+ Request is being made for confidential treatment of certain portions of this exhibit.

     (b) Financial Statement Schedules.

     Schedules are omitted because they are not required, they are not applicable or the information is already included in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that: (1) for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Concord, State of California, on the 3rd day of September, 1996.

                                          CERUS CORPORATION

                                          By: /s/  STEPHEN T. ISAACS

                                            ------------------------------------
                                            Stephen T. Isaacs
                                            President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Stephen
T. Isaacs and David S. Clayton as his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement on Form S-1, and to any registration statement filed under Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                TITLE                      DATE
- ------------------------------------------  -------------------------------  ------------------
          /s/  STEPHEN T. ISAACS            President, Chief Executive        September 3, 1996
- ------------------------------------------  Officer and Director (Principal
            Stephen T. Isaacs               Executive Officer)
          /s/  DAVID S. CLAYTON             Vice President, Chief Financial   September 3, 1996
- ------------------------------------------  Officer (Principal Financial
             David S. Clayton               and Accounting Officer)
            /s/  B. J. CASSIN               Chairman of the Board             September 3, 1996
- ------------------------------------------
               B. J. Cassin
           /s/  JOHN E. HEARST              Director                          September 3, 1996
- ------------------------------------------
              John E. Hearst
          /s/  PETER H. MCNERNEY            Director                          September 3, 1996
- ------------------------------------------
            Peter H. McNerney
            /s/  DALE A. SMITH              Director                          September 3, 1996
- ------------------------------------------
              Dale A. Smith
          /s/  HENRY E. STICKNEY            Director                          September 3, 1996
- ------------------------------------------
            Henry E. Stickney

                                                                    EXHIBIT 23.1

              CONSENT OF ERNST & YOUNG, LLP, INDEPENDENT AUDITORS

     We consent to the reference to our firm under the captions "Selected Financial Data" and "Experts" and to the use of our report dated April 3, 1996 (except Note 7, as to which the date is July 24, 1996), in the Registration Statement (Form S-1) and related Prospectus of Cerus Corporation for the registration of shares of its common stock.

                                          ERNST & YOUNG LLP

Walnut Creek, CA

     The foregoing consent is in the form that will be signed upon the completion of the stock split and reincorporation in Delaware described in Note 7 to the financial statements.

                                          /s/  ERNST & YOUNG LLP

Walnut Creek, CA
September 3, 1996

                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                              DESCRIPTION OF DOCUMENT                              PAGE
- -----        ----------------------------------------------------------------------  ------------
 1.1 *    -- Form of Underwriting Agreement.
 2.1      -- Form of Agreement and Plan of Merger to be used in connection with the
             Registrant's Reincorporation in Delaware.
 3.1      -- Registrant's Certificate of Incorporation.
 3.2      -- Registrant's Amended and Restated Certificate of Incorporation to be
             effective following the closing of this offering.
 3.3      -- Registrant's Bylaws.
 4.1      -- Reference is made to Exhibits 3.1 through 3.3.
 4.2 *    -- Specimen stock certificate.
 5.1 *    -- Opinion of Cooley Godward Castro Huddleson & Tatum.
10.1      -- Form of Indemnity Agreement to be entered into between the Registrant and each of its directors and executive officers.
10.2      -- 1996 Equity Incentive Plan.
10.3      -- Form of Incentive Stock Option Agreement under the 1996 Equity
             Incentive Plan.
10.4      -- Form of Nonstatutory Stock Option Agreement under the 1996 Equity
             Incentive Plan.
10.5      -- 1996 Employee Stock Purchase Plan.
10.6 *    -- Form of Employee Stock Purchase Plan Offering.
10.7      -- Warrant Agreement, dated May 11, 1992, between the Registrant and
             Comdisco, Inc. to purchase Series A Preferred Stock
10.8      -- Warrant Agreement, dated July 12, 1993, between the Registrant and
             Comdisco, Inc. to purchase Series B Preferred Stock
10.9      -- Warrant Agreement, dated May 25, 1994, between the Registrant and
             Comdisco, Inc. to purchase Series C Preferred Stock
10.10     -- Warrant Agreement, dated April 25, 1995, between the Registrant and
             Comdisco, Inc. to purchase Series D Preferred Stock
10.11     -- Form of Warrant to purchase shares of Series B Preferred Stock of the
             Registrant.
10.12     -- Form of Warrant to purchase shares of Series C Preferred Stock of the
             Registrant.
10.13     -- Series D Preferred Stock Purchase Agreement, dated March 1, 1995, between the Registrant and certain investors.
10.14     -- Series E Preferred Stock Purchase Agreement, dated April 1, 1996, between the Registrant and Baxter Healthcare Corporation.
10.15*    -- Common Stock Purchase Agreement, dated September 3, 1996, between the
             Registrant and Baxter Healthcare Corporation.
10.16     -- Amended and Restated Investors' Rights Agreement, dated April 1, 1996, among the Registrant and certain investors.
10.17+    -- Development, Manufacturing and Marketing Agreement, dated December 13,
             1993, between the Registrant and Baxter Healthcare Corporation.
10.18+    -- Development, Manufacturing and Marketing Agreement, dated April 1,
             1996, between the Registrant and Baxter Healthcare Corporation.
10.19+    -- Supply Agreement, dated July 18, 1994.

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                              DESCRIPTION OF DOCUMENT                              PAGE
- -----        ----------------------------------------------------------------------  ------------
10.20+    -- Custom Synthesis Agreement, dated March 14, 1996.
10.21     -- Industrial Real Estate Lease, dated October 1, 1992, between the
             Registrant and Shamrock Development Company, as amended on May 16,
             1994 and December 21, 1995.
10.22     -- Real Property Lease, dated August 8, 1996, between the Registrant and
             S.P. Cuff.
10.23     -- Lease, dated February 1, 1996, between the Registrant and Holmgren
             Partners.
11.1      -- Statement Regarding Computation of Net Loss Per Share.
23.1      -- Consent of Ernst & Young LLP, Independent Auditors. Reference is made to page II-6.
23.2 *    -- Consent of Cooley Godward Castro Huddleson & Tatum. Reference is made to Exhibit 5.1.
23.3 *    -- Consent of Medlen & Carroll.
24.1      -- Power of Attorney. Reference is made to the signature page.
27.1      -- Financial Data Schedule.

- ---------------
* To be filed by amendment.

+ Request is being made for confidential treatment of certain portions of this exhibit.